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ACCOR

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Management Board Report

BUSINESS REVIEW

With 158,000 people in 140 countries, Accor is the European leader and a global operator in its two core businesses, Hotels and Services. It also operates in travel agencies, casinos, restaurants and onboard train services.

HOTELS

With 3,894 hotels and 453,403 rooms in 85 countries at December 31, 2003, Accor enjoys a unique position in the global hospitality industry.

Present across all market segments, Accor is a leading operator in Upscale hotels (Sofitel), in the midscale segment (Novotel, Mercure and Suitehotel) and in economy lodging, with the Ibis, Etap Hotel, Formule 1, Red Roof Inns and Motel 6 chains. We also offer leisure and resort lodging at 200 establishments in 33 countries with Accor Vacances, Coralia Club and Accor Thalassa. Other hospitality brands include Parthenon flat hotels in Brazil, Atria conference centers and Libertel hotels, located primarily in Paris. Our unique positioning is also derived from the global presence of our brands. The largest hospitality group in Europe, with a network of 2,133 hotels and 230,954 rooms accounting for 51% of the room base at December 31, 2003, Accor deploys its expertise everywhere around the world, with 1,246 hotels (30% of the room base) located in North America, 156 hotels (5%) in Latin America and Caribbean, 143 hotels (5%) in Africa and the Middle East, and 216 hotels (9%) in Asia and the Pacific.

GEOGRAPHICAL BREAKDOWN OF THE HOTEL PORTFOLIO AT DECEMBER 31, 2003

	France		Europe (excl. France)		North America		Latin America/ Caribbean		Africa Middle East		Asia/ Pacific		**Total**		
	Number of hotels	*Number of rooms*	Number of hotels	*Number of rooms*	Number of hotels	*Number of rooms*	Number of hotels	*Number of rooms*	Number of hotels	*Number of rooms*	Number of hotels	*Number of rooms*	**Number of hotels**	***Number of rooms***	Number of countries
Sofitel	38	*6,730*	48	*9,106*	11	*3,542*	19	*2,791*	31	*6,282*	32	*7,858*	**179**	***36,309***	52
Novotel	120	*15,300*	160	*28,675*	6	*1,835*	21	*3,513*	20	*3,930*	61	*14,015*	**388**	***67,268***	57
Mercure	287	*26,627*	264	*35,768*			82	*10,340*	37	*5,623*	56	*7,881*	**726**	***86,239***	45
Ibis	338	*29,778*	244	*29,666*			31	*4,684*	15	*1,874*	23	*3,948*	**651**	***69,950***	36
Etap Hotel	211	*16,176*	75	*6,481*					1	*119*			**287**	***22,776***	11
Formule 1	285	*21,108*	44	*3,180*			2	*699*	24	*1,667*	16	*1,297*	**371**	***27,951***	12
Red Roof Inns					349	*38,209*							**349**	***38,209***	1
Motel 6					880	*92,468*							**880**	***92,468***	2
Other	15	*1,880*	4	*479*			1	*385*	15	*3,397*	28	*6,092*	**63**	***12,233***	23
Total	**1,294**	***117,599***	**839**	***113,355***	**1,246**	***136,054***	**156**	***22,412***	**143**	***22,892***	**216**	***41,091***	3,894	***453,403***	**85**
Total in %	33%	*26%*	22%	*25%*	32%	*30%*	4%	*5%*	4%	*5%*	6%	*9%*	**100%**	***100%***	

BREAKDOWN OF THE HOTEL PORTFOLIO BY TYPE OF OPERATION AT DECEMBER 31, 2003

	Owned		Leased		Managed		Franchised		Total		
	Number of hotels	*Number of rooms*	Number of hotels	*Number of rooms*	Number of hotels	*Number of rooms*	Number of hotels	*Number of rooms*	**Number of hotels**	***Number of rooms***	Breakdown in % of number of rooms
Sofitel	28	*4,537*	44	*9,852*	79	*16,283*	28	*5,637*	**179**	***36,309***	8%
Novotel	67	*9,873*	154	*23,679*	92	*19,874*	75	*13,842*	**388**	***67,268***	15%
Mercure	54	*5,427*	202	*28,108*	198	*24,640*	272	*28,064*	**726**	***86,239***	19%
Ibis	120	*13,242*	265	*33,071*	57	*8,110*	209	*15,527*	**651**	***69,950***	15%
Etap Hotel	77	*5,657*	95	*8,361*	8	*699*	107	*8,059*	**287**	***22,776***	5%
Formule 1	220	*16,289*	135	*10,555*	1	*103*	15	*1,004*	**371**	***27,951***	6%
Red Roof Inns	97	*11,871*	154	*17,637*			98	*8,701*	**349**	***38,209***	9%
Motel 6	232	*25,645*	491	*55,817*	1	*59*	156	*10,947*	**880**	***92,468***	20%
Other	7	*1,363*	13	*1,862*	39	*8,291*	4	*717*	**63**	***12,233***	3%
Total	**902**	***93,904***	**1,553**	***188,942***	**475**	***78,059***	**964**	***92,498***	**3,894**	***453,403***	**100%**
Total in %	23%	*21%*	40%	*42%*	12%	*17%*	25%	*20%*	**100%**	***100%***	

Another feature of our unique positioning concerns the diversity of our hotel operating structures. Most properties are operated directly, with 63% of rooms being owned or leased, while another 17% are operated under management contracts and 20% are franchised.

GEOGRAPHICAL BREAKDOWN OF THE HOTEL PORTFOLIO BY TYPE OF OPERATION AT DECEMBER 31, 2003

	Owned		Leased		Managed		Franchised		Total		
	Number of hotels	*Number of rooms*	Number of hotels	*Number of rooms*	Number of hotels	*Number of rooms*	Number of hotels	*Number of rooms*	**Number of hotels**	***Number of rooms***	Breakdown in % of number of rooms
France	385	*31,721*	367	*43,720*	88	*8,436*	454	*33,722*	**1,294**	***117,599***	26%
Europe (excl. France)	125	*14,782*	440	*56,375*	49	*7,576*	225	*34,622*	**839**	***113,355***	25%
North America	334	*39,233*	652	*75,786*	6	*1,387*	254	*19,648*	**1,246**	***136,054***	30%
Latin America/Caribbean	25	*4,132*	22	*3,748*	94	*12,733*	15	*1,799*	**156**	***22,412***	5%
Other countries	33	*4,036*	72	*9,313*	238	*47,927*	16	*2,707*	**359**	***63,983***	14%
Total	**902**	***93,904***	**1,553**	***188,942***	**475**	***78,059***	**964**	***92,498***	**3,894**	**453,403**	**100%**
Total in %	23%	*21%*	40%	*42%*	12%	*17%*	25%	*20%*	**100%**	***100%***	

We believe that supporting our global brand presence across all market segments, with appropriate operating structures for each product and country risk profile, is critical to maintaining a balanced hotel portfolio capable of mitigating cyclical exposure.

A portfolio structure to meet demand for Midscale and Economic lodging

As our prestige hotel brand, **SOFITEL** is positioned as the ambassador of the French *art de vivre* around the world. It is now a truly international network, in the world's leading cities as well as in outstanding tourist destinations. From paragons of ultramodern architecture and designs to legendary palaces, each hotel projects its own personality. The brand's reputation has also been enhanced by the chain's many gourmet restaurants.
CUSTOMERS: 60% BUSINESS - 40% LEISURE

NOVOTEL is the standard in highly comfortable midscale lodging, with an international network of contemporary hotels offering the same service quality around the world to business and leisure customers. A pioneer in the family segment, Novotel allows children to stay for free in their parents' rooms.
CUSTOMERS: 65% BUSINESS - 35% LEISURE

Europe's second biggest integrated hotel chain, **MERCURE** features traditional establishments whose decoration and atmosphere reflect the culture of their city or region. The brand is also known for its "Grands Vins Mercure" wine list.
CUSTOMERS: 55% BUSINESS - 45% LEISURE

Europe's largest economy hotel network, **IBIS** offers a full range of 24-hour services and innovative food solutions that vary depending on the region and the season. 80% of Ibis hotels have received ISO 9001 certification for their round-the-clock services.
CUSTOMERS: 55% BUSINESS - 45% LEISURE

Located mainly in the Midwest, Northeast and South of the United States, **RED ROOF INNS** are a highly standardized product, delivering consistent quality at affordable prices.
CUSTOMERS: 55% BUSINESS - 45% LEISURE

ETAP HOTEL provides cost-effective lodging for business and leisure customers, mainly in Europe. Featuring single, double and triple rooms, all with bath, the chain's hotels are located in large metropolitan areas, usually in city centers, along major roadways or near airports.
CUSTOMERS: 60% BUSINESS - 40% LEISURE

Present across the United States and Canada, **MOTEL 6** is known for providing value for money in low-cost lodging. It is ranked number one in the economy hotel segment by D.K. Shifflet & Associates, the leading US travel/tourism market research and consulting firm.
CUSTOMERS: 30% BUSINESS
70% LEISURE


Upscale: 8%
Midscale: 37%
Economy: 55%

As a % of total rooms at December 31, 2003

The most recent addition to the Accor family, the ten **SUITEHOTEL** offer a new lodging concept, comprised of functional, modular, 30-sq. m suites.
CUSTOMERS: 78% BUSINESS - 22% LEISURE

The benchmark in truly low-cost hotels, **FORMULE 1** offers functional rooms with basic comforts for up to three people.
CUSTOMERS: 55% BUSINESS - 45% LEISURE

Markets and Competition

Accor ranks fourth worldwide, based on total number of rooms.

HOSPITALITY COMPANIES, BY SIZE WORLDWIDE

Rank	Company	Number of hotels	Number of rooms
1	Cendant	6,513	536,097
2	Intercontinental	3,300	520,000
3	Marriott International	2,718	490,564
4	**Accor**	**3,894**	**453,403**
5	Choice	4,664	373,722

Source: Accor, Company data, February 2004

Our competitors share two characteristics: they are all well established in the US market and they prefer to operate through franchise agreements.

Accor is Europe's leading hospitality company, with 2,133 hotels and 230,954 rooms across the continent. We are the market leader in a number of countries, including France (18% market share), Poland (17%), Belgium (10%), the Netherlands (9%), Germany (7%), Portugal and Hungary (5%), and are actively strengthening our positions in the United Kingdom, Spain and Italy.

HOSPITALITY COMPANIES, BY SIZE

Rank	Company	Number of hotels	Number of rooms
1	**Accor**	**2,003**	**208,223**
2	Intercontinental	445	68,704
3	Best Western	1,071	68,229
4	Louvre / Envergure	858	60,529
5	Hilton International	238	50,541

Source: MKG Consulting February 2004, European Union (15 countries)

Five Accor brands rank among the top ten in the 15-nation EU market.

INTEGRATED HOTEL CHAINS, BY SIZE

Rank	Chain	Number of hotels	Number of rooms
1	**Ibis**	**551**	**55,020**
2	**Mercure**	**455**	**49,956**
3	Holiday Inn	265	40,133
4	**Novotel**	**252**	**37,614**
5	Hilton	122	29,602
6	NH	199	27,952
7	**Formule 1**	**327**	**24,112**
8	Campanile	379	23,356
9	**Etap Hotel**	**283**	**22,299**
10	Scandic Hotels	116	20,939

Source: MKG Consulting February 2004, European Union (15 countries)

SERVICES

Accor is a leading worldwide issuer of service vouchers with our flagship Ticket Restaurant product. Present in 34 countries with 14 million users, Accor Services counted 300,000 corporate and institutional customers and 765,000 affiliates at December 31, 2003. Accor Services' innovative solutions are designed to support new lifestyles with products that meet legitimate employee aspirations for greater comfort and well-being, while enhancing the productivity of their organizations. They are built on the Ticket Restaurant meal voucher model, which was created in the late sixties to enable employers who did not have a staff restaurant to offer employees a subsidized lunch. This principle has since been extended to a broad array of services, which are structured to meet three key objectives:

- **Facilitate life's essentials**, with a line of products covering basic employee needs, which enable companies and institutions to meet their social responsibilities in the following areas:
  - **Employee benefits**, with meal and grocery vouchers and cards (Ticket Restaurant, Ticket Alimentaçaõ) and transportation vouchers (Ticket Transporte).
  - **Expense management**, primarily for car fleets (Ticket Car) and uniform cleaning (Clean Way).
  - **Compliance services**, to support workplace health, safety and medical programs (Eyecare Vouchers).
  - **Facilities management** (Accueil Partenaires).
  - **The management of social programs** for local authorities (Ticket Service, Service Card).
- **Enhance well-being** with services that help employees align personal fulfillment and professional performance, by supporting their well-being and improving their productivity:
  - **Family assistance** services to take care of children or dependent relatives (Childcare Vouchers, WorkLife Benefits).
  - **Practical assistance** services to make employees' lives easier, such as dry cleaning, domestic work, taking care of administrative formalities and legal advice (Bien-Etre à la Carte, Ticket Emploi Domicile).
  - **Personal assistance** services to provide employees with advice and psychological support (EAR, Davidson Trahaire).
- **Increase performance**, with a variety of services designed to stimulate organizational performance by motivating and retaining employees, distributors and customers:
  - **Relationship marketing**: Accentiv' designs and manages loyalty programs (based on magnetic strip and smart cards), reward programs (Compliments gift vouchers, gift catalogues and trips) and incentive events (Market Place).
  - **Employee savings plans** that enable small and medium-sized companies to offer employees a corporate savings plan (Tesorus).
  - **Employee training solutions**, comprising training program consulting, organization, management and marketing services (Foragora, Académie).


ACCOR Services
Requesting refund
Marketing the Services
Refund
Payment
Service providers
765,000 affiliated establishments
Customers
300,000 customers
Using the Services
Users
14 million users
Distributing the Services

The service voucher principle works as follows. Companies or institutions purchase vouchers from Accor at face value plus a service commission. They then distribute them to employees, who sometimes contribute a portion of the face value, within prescribed limits. In many countries, employers also benefit from a tax rebate, whose amount varies according to local legislation (€4.60 per day and per employee in France at December 31, 2003). The employee spends the vouchers at face value at affiliated restaurants or merchants, which redeem the vouchers for the face value in local currency less a refund commission. Between the time Accor is paid the value of the vouchers sold and the time it repays the affiliate, the funds are invested and generate interest income, which, in addition to the service and refund fees, constitutes the business' revenue.

Service vouchers have demonstrated their economic and social usefulness in both developed and emerging markets.

Since 1995, Accor Services has been transitioning the vouchers from paper to magnetic strip or microchip cards, which are easier to use, more secure and less costly to manage. At year-end 2003, there were more than one million and a half users of Accor Services cards in around ten countries, including Brazil, Argentina, France, Sweden and Italy.

Ticket Restaurant. Clean Way. Eyecare Vouchers. Ticket Service.

Childcare Vouchers. Bien-Être à la Carte. Davidson Trahaire. Accentiv' Tesorus.

Travel Agencies

Accor is one of the world's leading providers of travel management services through its 50% interest in Carlson Wagonlit Travel. The joint venture was created in January 1997 by the merger of our travel services business and US-based Carlson Companies, following on from the business agreement signed in 1994. A front-ranked travel management specialist in all its strategic markets, Carlson Wagonlit Travel enables companies of all sizes to optimize and control their travel expenses by offering expertise at every step in the travel chain. Today, the company's growth is being driven by:

- High value-added services delivered by the Solutions Group, which provides consulting services to help companies improve the management of their travel expenses and deploy IT and organizational solutions across their global operations.
- New technologies, with a B2B portal offering managers and travelers easy access to a full range of online services, including electronic booking, hotel solutions, travel expense reporting and graphics display, and traveler profile management.

Market leadership is enabling Carlson Wagonlit Travel to anticipate emerging corporate needs, while leveraging the corporate travel market's potential for growth over the medium term. In 2003, it merged with Protravel to create one of the France's leading travel service provider.

Casinos

Accor Casinos, a subsidiary equally owned with Colony Capital and operated by Accor, managed 21 casinos at December 31, 2003, including Le Ruhl in Nice and the casinos in Bordeaux, Cannes Mandelieu, Saint-Raphaël, Sainte-Maxime, Carnac, Chamonix, Besançon, Cassis and Le Touquet. In line with the company's commitment to deepening its presence in strategic European markets, a memorandum of understanding* was signed with the Barrière Desseigne family in January 2004 to combine the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière (SHCLB), Société des Hôtels et Casino de Deauville (SHCD), Accor Casinos and their respective subsidiaries. Once the transaction is completed, the Barrière Desseigne family will hold a long-term 51% stake in the new Groupe Lucien Barrière, with Accor and Colony Capital owning respectively 34% and 15%. The new company will operate 37 casinos, including those mentioned above and properties in Deauville, Enghien, La Baule, Montreux and Biarritz. It will manage approximately 5,000 slot machines, 14 luxury hotels and a large number of restaurants, including Fouquet's on the Champs-Elysées in Paris.

*The memorandum of understanding is subject to certain conditions precedent, notably approval by competition authorities. The full text of the press release announcing this agreement is presented on page 21 of this report.

Restaurants

Accor is active in all segments of the gourmet food industry through the Lenôtre subsidiary. As our world famous luxury brand, Lenôtre provides premium catering services and manages a chain of 40 gourmet boutiques in eight countries, including Germany, Saudi Arabia, South Korea, the United States, Japan, Kuwait, Morocco and Tunisia. In France, it manages nine gourmet boutiques, the prestigious Pré Catalan restaurant, the Panoramique restaurant at the Stade de France sports stadium, and the Pavillon de l'Elysée which in 2003 was transformed into a cooking school for amateurs, a Café Lenôtre and a culinary arts boutique. In addition, the company trains nearly 3,000 food service professionals in its school every year and currently boasts eleven employees awarded Meilleur Ouvrier de France status, an executive wine steward who was elected the World's Best Sommelier in 2000, and a portfolio of more than 30,000 recipes.

Synergies between Lenôtre and our hotel restaurants are being actively developed, with the installation of Café Lenôtre units in selected Novotels.

The Restaurants business also includes managed food services in Italy through the Gemeaz Cusin subsidiary and in Brazil as part of a joint venture with Britain's Compass.

Onboard Train Services

Accor is a leading European provider of onboard train services, via the Compagnie des Wagons-Lits subsidiary. Present in six countries (Austria, Belgium, France, Italy, the Netherlands and Portugal), the company cares for customers around the clock throughout their journey, with onboard hotel and food services, snack bar, in-seat and dining car services, refreshment trolleys and vending machines. It also provides reception and escort services for sleeping and couchette cars on national and international overnight trains.

MILESTONES

1967
□ **Paul Dubrule** and **Gérard Pélisson** create SIEH.

□ First **Novotel** hotel opens in Lille.

1974
□ First **Ibis** hotel opens in Bordeaux.

□ Acquisition of Courtepaille.

1975
□ Acquisition of **Mercure**.

1976
□ Hotel operations are launched in Brazil.

1980
□ Acquisition of **Sofitel** (43 hotels and two seawater spas).

1981
□ Initial public offering of SIEH shares on the Paris Bourse.

1982
□ Acquisition of Jacques Borel International, European leader in managed food services (Générale de Restauration) and concession restaurants (Café Route, L'Arche), and world leader in the issuance of meal vouchers (**Ticket Restaurant**), with 165 million vouchers a year distributed in 8 countries.

1983
□ Creation of **Accor** following the merger of Novotel SIEH Group and Jacques Borel International.

1985
□ Creation of **Formule 1**, a new hospitality concept based on particularly innovative construction and management techniques.

□ Creation of **Accor Academy**, France's first corporate university for service activities.

□ Acquisition of **Lenôtre**, which owns and manages deluxe caterer boutiques, gourmet restaurants and a cooking school.

1988
□ 100 new hotels and 250 restaurants are opened during the year, for an average of one opening a day.

1989
□ Formule 1 expands outside France, with two properties in Belgium.

□ Alliance formed with Groupe Lucien Barrière to develop hotel-casino complexes.

1990
□ Acquisition of the **Motel 6** chain in the United States, comprising 550 properties. With its global brands, Accor becomes the world's leading hospitality group, in terms of hotels directly-owned or managed (excluding franchises).

1991
□ Successful public offer for **Compagnie Internationale des Wagons-Lits et du Tourisme**, which is active in hotels (Pullman, PLM, Altea, Arcade), car rental (Europcar), onboard train services (Wagons-Lits), travel agencies (Wagonlit Travel), managed food services (Eurest) and highway restaurants (Relais Autoroute).

□ Creation of **Etap Hotel**.

1993
□ Accor Asia Pacific Corp. is created by the merger of Accor's Asia-Pacific businesses with Quality Pacific Corp.

□ Interest acquired in the Pannonia chain (24 hotels), as part of Hungary's privatization program.

1994
□ Partnership between **Carlson** and **Wagonlit Travel** in business travel services.

1995
□ Eurest is sold to Compass, making Accor the largest shareholder in the world's leading food services company.

□ Expansion of the service vouchers business helps to double the market in three years, to 10 million users a day.

□ Disposal of 80% of the concession restaurants business.

□ Introduction of an extensive training and communication program to improve **environmental protection**.

1996
□ Accor becomes the market leader in the Asia-Pacific region, with 144 hotels in 16 countries and 56 projects under construction.

□ Management of the Ibis, Etap Hotel and Formule 1 chains is consolidated within Sphere International.

□ Launch of the **Compliment Card** in partnership with American Express.

1997
□ Accor changes its corporate governance system. Paul Dubrule and Gérard Pélisson become Co-Chairmen of the Supervisory Board, while **Jean-Marc Espalioux** is appointed Chairman of the Management Board.

□ The "**Accor 2000**" project is launched in a commitment to revitalizing growth and deploying breakthrough technology.

□ Carlson and Wagonlit Travel merge to form **Carlson Wagonlit Travel**, owned equally by Accor and Carlson Companies.

□ Public offer made for all outstanding shares of Accor Asia Pacific Corp.

□ Acquisition of a majority interest in SPIC, renamed **Accor Casinos**.


Number of hotels
1983:
Novotel SIEH-JBI changes name to ACCOR
4,000
3,000
2,000
1,000
0
1967
74
75
80
82
83
85
90
91
94
97
99
2003
Novotel
Ibis
Mercure
Sofitel
Ticket Restaurant
Formule 1
Lenôtre
Motel 6
Etap
compagnie des wagons-lits
Carlson Wagonlit Travel
Accor Casinos
red roof inns

1998

□ Launch of the **Corporate Card** in partnership with Air France, American Express and Crédit Lyonnais.

□ Development of new partnerships, with Air France, SNCF (French National Railways), American Express, Crédit Lyonnais, Danone, France Telecom and others.

1999

□ The hotel network grows by 22% with 639 new properties, led partially by the acquisition of **Red Roof Inns** in the United States.

□ Deployment of the Internet strategy.

□ The 50% interest in Europcar International is sold.

2000

□ Accor, official partner of France's National Olympics Committee, is present at the **Olympic Games in Sydney**.

□ 254 new hotels, including 12 Sofitels, are opened during the year.

□ Launch of **Accorhotels.com.**

□ Brand logos are redesigned to highlight the Accor name, raising international visibility and public awareness.

□ The Meal Service Card is introduced in China.

□ 38.5% interest in Go Voyages acquired.

□ Courtepaille is sold.

2001

□ Faster development of global brand awareness and visibility through the launch of an advertising campaign based on a consistent visual identity and advertising architecture.

□ *Broader presence in the Chinese* hospitality market in partnership with Zenith Hotel International and Beijing Tourism Group.

□ Sustained development of the Services business in the fast growing market for employee assistance programs, with the acquisition of Employee Advisory Resource Ltd. in the United Kingdom.

□ **Suitehotel** launched in Europe.

2002

□ 14 **Sofitel** properties are opened in some of the world's largest cities.

□ Acquisition of a 30% interest in German hotel group **Dorint AG** (87 hotels, 15,257 rooms).

□ **Accor Services** continues to expand in the global market for employee assistance services with the acquisition of Davidson Trahaire, Australia's leading provider of human resources consulting and assistance services.

□ **Accor Casinos** is now equally owned with the **Colony Capital** investment fund, with Accor continuing to manage the company.

□ Stake in **Go Voyages** is raised to 60%.

□ Accor is present at the **Winter Olympics in Salt Lake City.**

ANALYSIS OF 2003 RESULTS

2003 was an unprecedented year for the tourist industry. After a first half shaped by the war in Iraq, the SARS epidemic, the broad-based economic slowdown on both sides of the Atlantic, the lower dollar and labor unrest in France, a few encouraging–albeit local–signs of recovery emerged in the second six months of the year. Thanks to responsive sales and marketing and disciplined management, Accor maintained its Ebitdar margin at a good level and continued to expand its business.

2003 REVENUES BY BUSINESS


71% Hotels
7% Services
6% Travel agencies
3% Casinos
6% Restaurants
4% Onboard train services
3% Other businesses

The reported decline broke down as follows:

• Like-for-like:	+ 0.1 %
• Business expansion:	+ 3.4 %
• Disposals:	− 2.4 %
• Currency effect:	− 5.4 %

Currency fluctuations had a negative impact of €395 million, of which €239 million from the dollar's decline against the euro and €66 million from the Brazilian real's decline against the euro. The first affected economy hotels in the US, while the second impacted services.

Business levels bottomed out in the second quarter and then gradually improved.

CONSOLIDATED REVENUES

Consolidated revenues declined a reported 4.3% to €6,828 million from €7,139 million in 2002. Like-for-like revenues were stable (up 0.1%), reflecting improved business in the second half. This performance demonstrates the advantages of Accor's balanced business portfolio.

2003 REVENUES BY REGION


North America 19%
Latin America/ Caribbean 6%
France 34%
Europe (outside France) 33%
Other* 8%

* Including worldwide structures, corresponding to units whose revenues (royalties) are not specific to a given region.

QUARTERLY CHANGE IN LIKE-FOR-LIKE REVENUES


+1.0%
-1.7%
+0.2%
+1.3%
Q1 03
Q2 03
Q3 03
Q4 03

REVENUES BY BUSINESS

in € millions	2001	2002*	2003	% Change 03/02
HOTELS	**5,052**	**5,014**	**4,850**	**- 3.3%**
Upscale and Midscale	2,704	2,660	2,695	+1.3%
Economy	1,022	1,140	1,166	+2.3%
Economy US	1,326	1,214	989	-18.5%
SERVICES	**498**	**482**	**471**	**-2.3%**
Travel agencies	499	453	382	-15.6%
Casinos	302	253	212	-16.2%
Restaurants	472	432	420	-2.8%
Onboard train services	277	284	277	-2.5%
Other	190	221	216	-2.3%
Total	**7,290**	**7,139**	**6,828**	**-4.3%**

*To be comparable to 2003 figures, 2002 revenues have been restated, through reallocations among either regions or businesses.

Hotels

Hotel division revenues declined 0.7% to €4,850 million like-for-like and 3.3% on a reported basis due to a negative 5.5% currency effect. New openings added 3.8% to reported growth.

The uptrend that began in the third quarter was confirmed in the fourth. In all, the year's performance demonstrated Accor's resilience in a difficult business environment, as the weak dollar led to a negative currency effect and fewer US visitors in Europe.

CUMULATIVE REVPAR AT DECEMBER 31, 2003, BY SEGMENT

owned, leased and managed rooms	Occupancy rate		Average room rate	Reported RevPAR (1)	RevPAR excluding expansion(2)
	(%)	(chg in points)	(chg in %)	(chg in %)	(chg in %)
Upscale and Midscale Europe	62.3%	-1.5	-2.4%	-4.7%	-3.6%
Economy Europe	72.0%	-2.2	+0.9%	-2.1%	-0.5%
Economy US (in $)	64.4%	-0.7	-0.9%	-1.9%	-2.1%

(1) Subsidiaries (owned and leased) hotels and hotels under management contract.

(2) Subsidiaries only, on same perimeter and currency basis.

RevPAR, or revenue per available room, is defined as occupancy times average room rate. It corresponds to hotel lodging revenues.

CUMULATIVE REVPAR AT DECEMBER 31, 2003, BY COUNTRY

(in local currency)	Number of rooms (owned, leased and managed)	Occupancy rate		Average room rate	Reported RevPAR (1)	RevPAR excluding expansion(2)
		(%)	(chg in points)	(chg in %)	(chg in %)	(chg in %)
France	82,333	68.7%	-2.4	+1.0%	-2.4%	-0.5%
Germany	30,473	62.9%	-0.3	-2.6%	-3.2%	-3.4%
United Kingdom	9,913	73.9%	-1.1	+5.4%	+3.9%	-0.7%
Netherlands	5,462	67.9%	-6.8	-6.4%	-14.9%	-14.5%
Belgium	5,228	68.6%	-2.2	-2.9%	-6.0%	-3.3%
Spain	3,552	68.4%	-5.1	-7.2%	-13.6%	+0.1%
Italy	3,468	58.4%	-4.5	-0.6%	-7.7%	-5.6%
Hungary	3,295	59.4%	-0.1	-8.0%	-8.2%	-9.4%
United States (Upscale and Midscale)	3,764	63.3%	+0.7	+1.7%	+2.8%	+4.5%

(1) Subsidiaries (owned and leased) hotels and hotels under management contract.

(2) Subsidiaries only, on same perimeter and currency basis.

Revenues from **Upscale and Midscale Hotels** (Sofitel, Novotel and Mercure) rose a reported 1.3% to €2,695 million. Business expansion added 4.5%, while the currency effect reduced revenues by 2.7%. Reported RevPAR declined 4.7% for owned, leased and managed rooms in Europe, while like-for-like RevPAR decreased 3.6% for owned and leased rooms alone.

Economy Hotels outside the US (Ibis, Etap Hotel and Formule 1) reported a 2.3% increase in revenues to €1,167 million, with like-for-like growth of 0.9%. New openings added 2.9%, offsetting the negative 1.2% currency effect. RevPAR from economy hotels in Europe declined 2.1%. Average room rates continued to rise, gaining a further 0.9%, while the occupancy rate contracted by 2.2 points. Like-for-like, RevPAR edged back by just 0.5%.

In the **Economy Hotels US** segment (Motel 6 and Red Roof Inns), revenues decreased by 18.5% to €989 million. Of this, 15.8% was attributable to the dollar's depreciation against the euro. Like-for-like revenues were down 2.4%. RevPAR declined by 1.9%, reflecting a 0.7-point decrease in the occupancy rate and a 0.9% reduction in average room rates. Like-for-like RevPAR fell 2.1%.

Services

Services revenues rose 8.4% like-for-like to €471 million, with 7.7% of growth coming in the fourth quarter. The devaluation of Latin American currencies depressed reported revenues by 2.3%, but the negative impact is gradually declining. Including acquisitions but excluding currency fluctuations, growth came to 10.6%.

Services revenues comprise commissions and financial revenues from invested cash. In 2003, financial revenues represented 11.8% of total like-for-like revenues, compared with 14.3% the previous year. On a like-for-like basis, change in financial revenues dipped 1.8% year-on-year, while commission revenues expanded 10.2%.

Business was particularly strong in Latin America, where like-for-like revenues gained 14.4% in 2003. Growth was more moderate in Europe, in particular because there were fewer days worked in France.

Other businesses

Travel agencies

Revenues, comprising commissions on ticket sales, car rentals and hotel bookings and margins on vacation package sales, declined a reported 15.6% to €382 million and 6.8% like-for-like. Business improved significantly in the second half, both in Europe and the United States.

Casinos

Casino revenues fell a reported 16.3% to €212 million due to the sale of 50% of Accor Casinos in June 2002. Like-for-like revenues were up 0.8%.

Restaurants

Revenues from restaurants in Italy and from Lenôtre declined a reported 2.9% to €420 million, but rose 7.4% like-for-like.

Onboard train services

Revenues fell a reported 2.5% to €277 million and 1.4% like-for-like.

EBITDAR

Ebitdar (earnings before interest, tax, depreciation, amortization and rental expense) represents a key performance indicator. It totaled €1,769 million in 2003, down 8.6% or €167 million from the €1,936 million recorded the year before.

The decrease broke down as follows:

• Like-for-like:	−3.0%
• Business expansion:	+2.4%
• Disposals:	−1.1%
• Currency effect:	−6.9%

The fact that the Group's like-for-like Ebitdar declined only 3% attests to Accor's responsiveness and disciplined management.

2003 EBITDAR BY BUSINESS


81% Hotels
11% Services
8% Other

2003 EBITDAR BY REGION


North America 23%
Latin America/ Caribbean 5%
France 30%
Europe (outside France) 35%
Other* 7%

* Including worldwide structures, corresponding to units whose Ebitbar are not specific to a given region

EBITDAR BY BUSINESS

in € millions	2001	2002*	2003	% Change 03/02
HOTELS	**1,631**	**1,581**	**1,439**	**-9.0%**
Upscale and Midscale	727	694	661	-4.8%
Economy	387	423	418	-1.2%
Economy US	517	464	360	-22.4%
SERVICES	**206**	**203**	**189**	**-6.9%**
Other businesses				
Travel agencies	36	59	46	-22.0%
Casinos	58	46	38	-17.4%
Restaurants	31	32	34	+6.3%
Onboard train services	13	14	17	+21.4%
Other	-4	1	6	N/S
Ebitdar	**1,971**	**1,936**	**1,769**	**-8.6%**

*To be comparable to 2003 figures, 2002 Ebitdar has been restated, through reallocations among either regions or businesses.

Ebitdar margin narrowed to 25.9% from 27.1% in 2002.

Hotels

Upscale and Midscale Hotels posted an Ebitdar margin of 24.5%, down 1.6 points from 2002. European countries were particularly affected by lower international guest traffic, primarily from the US and Asia. Capitals like Paris and Amsterdam felt the greatest impact, while regional hotels held up better. Hotels in the UK and Sofitels in the US benefited from the economic upturn, which drove an initial improvement in margins.

Pressured by the same factors, Ebitdar margin for **Economy Hotels outside the US** contracted by 1.3 points to 35.8%. Expenses in this segment rose faster than revenues.

In **Economy Hotels US**, Ebitdar margin declined 1.8 points to 36.4% over the full year. This included a 2.5-point decrease in the first half, reduced to just one point in the second, thanks to the improved economy and despite higher insurance, tax and health coverage expenses.

Services

Services Ebitdar margin narrowed 2 points to 40.1% on a reported basis, but just 0.5 points like-for-like. The margin gained 0.7 points in the second half after losing 1.7 points in the first, reflecting the stabilized economic situation in Venezuela, the positive impact of the Dicasa acquisition in Mexico and rising sales for products such as Cleanway and EAP in France.

EBIT

Ebit, corresponding to Ebitdar less rental expense, depreciation, amortization and provisions, amounted to €603 million in 2003, versus €755 million the previous year.

in € millions	2001	2002	2003	% Change 03/02
Ebitdar	**1,971**	**1,936**	**1,769**	**-8.6%**
Rental expense	(698)	(726)	(730)	
Depreciation, amortization and provisions	(443)	(455)	(436)	
Ebit	**830**	**755**	**603**	**-20.1%**

PROFIT BEFORE TAX

Profit before tax, corresponding to Ebit less net interest expense plus income from companies accounted for by the equity method, represents the results of operations after the cost of financing Group businesses and before tax.

Despite the challenging environment, the improvement in business in the second half enabled profit before tax to reach €523 million, versus €500 million announced.

in € millions	2001	2002	2003	% Change 03/02
EBIT	**830**	**755**	**603**	**-20.1%**
Net interest expense	(92)	(66)	(74)	
Income from companies accounted for by the equity method	20	14	(6)	
Profit before tax	**758**	**703**	**523**	**-25.6%**

Of the €180 million decline in profit before tax during the year, €123 million occurred in the first half and €57 million in the second, illustrating the improvement in business over the last six months of the year.

Net interest expense rose to €74 million from €66 million in 2002. It comprises both interest expense, which declined to €71 million from €106 million last year, and non-interest revenues. The latter include exchange gains, which fell to €6 million in 2003 from the previous year's €44 million realized primarily on capital transactions in the United States.

Total fixed asset holding costs (rental expenses plus depreciation and interest) were stable, at €1,240 million versus €1,247 million in 2002.

Income from companies accounted for by the equity method swung to a €6 million loss for the year, from a positive €14 million in 2003. This item corresponds in particular to the contribution of 34.9%-owned SHCD (Société des Hôtels et Casino de Deauville) and 35.6%-owned Orbis in Poland. The decline was mainly attributable to the fall in earnings from the hotel business in the Asia-Pacific region, which was affected by the SARS epidemic, as well as to the first-time accounting for the contribution from 40.2%-owned Dorint in Germany, which was a negative €5 million.

NET INCOME, GROUP SHARE

in € millions	2001	2002	2003	% Change 03/02
Profit before tax	**758**	**703**	**523**	**-25.6%**
Gains and losses on management of hotel properties	29	54	68	
Gains and losses on management of other assets	66	(30)	(17)	
Amortization of goodwill	(102)	(109)	(107)	
Income taxes	(246)	(234)	(163)	
Exceptional items (net of tax)	–	68	–	
Consolidated net income before minority interests	**505**	**452**	**304**	**-32.7%**
Minority interests	(31)	(22)	(34)	
Net income, Group share	**474**	**430**	**270**	**-37.2%**

Gains and losses on management of hotel properties, corresponding to sales carried out in the normal course of managing the hotel portfolio, totaled €68 million in 2003 compared with €54 million the previous year. Sales of hotel buildings in Europe netted gains of €102 million, including €42 million in Hungary and €31 million in France, which were partially offset by a €30-million provision on hotel assets located in sensitive regions.

Gains and losses on management of other assets, at a negative €17 million, include a €51 million gain on the sale of all the Accor shares held by subsidiaries. Non-operating gains and losses totaled €55 million.

Income taxes came to €163 million, versus €234 million in 2002. The effective tax rate (expressed as a percentage of profit before tax) was 27.6% versus 31.0% the year before.

There were no exceptional items in 2003. In 2002 they included a €68-million after-tax capital gain on the sale of a 44% interest in Accor Casinos to Colony Capital.

Consolidated net income before minority interests amounted to €304 million, versus €452 million in 2002.

After deducting minority interests of €34 million, **net income, Group share** came to €270 million, a decline of 37.2% on 2002.

Earnings per share amounted to €1.36, versus €2.18 the year before, based on the weighted average 197,730,236 shares outstanding in 2003.

CASH FLOW

in € millions	2001	2002	2003	% Change 03/02
Funds from operations	1,005	961	847	-11.9%
Investments for renovation and maintenance	(405)	(316)	(284)	-10.1%
Free cash flow	**600**	**645**	**563**	**-12.7%**
Investments for expansion and technology	(923)	(802)	(586)	-26.9%
Proceeds from asset disposals	535	660	461	-30.2%
Other changes including change in working capital	(243)	(130)	196	-
Dividends	(271)	(326)	(294)	-
Decrease/(increase) in net debt	**(302)**	**47**	**340**	**-**

Funds from operations amounted to €847 million in 2003, versus €961 million the year before. The €114 million decline was primarily due to the contraction in Ebitdar, partially offset by the decrease in taxes.

Free cash flow retreated 12.7% to €563 million. Investments for renovation and maintenance were again reduced, to €284 million from €316 million in 2002. These outlays were higher during the strong growth years, from 1997 to 2000, when the hotel base was extensively upgraded. In 2003, they represented 4.2% of revenues, high enough to keep assets competitive and in good condition.

Investments for expansion and technology totaled €586 million, versus €802 million in 2002. The decline did not dampen the pace of expansion, as 170 hotels (22,105 new rooms) were opened during the year. In Services, the highlight of the year was the acquisition of Dicasa in Mexico (meal vouchers).

Investments for expansion and technology

in € millions	2001	2002	2003
Hotels	739	721	463
Upscale (Sofitel)	150	171	42
Midscale and Economy, Europe	**346**	**409**	**329**
Midscale and Economy, Emerging markets	168	109	77
Economy US	75	32	15
Services	**23**	**18**	**68**
Other businesses	161	63	55
Total	**923**	**802**	**586**

Proceeds from asset disposals amounted to €461 million versus €660 million in 2002 and broke down as follows:

Disposal

in € millions	2001	2002	2003
Hotel properties	357	413	366
Accor shares held by subsidiary	–	–	51
Other assets	178	247	44
Total	**535**	**660**	**461**

FINANCIAL RATIOS

Gearing

To further improve the structure of its debt, on October 24, 2003, Accor issued a total of 15,304,348 OCEANE bonds convertible and/or exchangeable into new or existing shares. Carrying interest of 1.75% and maturing on January 1, 2008, the bonds were priced at €40.25 each, for an aggregate principle amount of €616 million.

Following the issue, the Group's financing consisted of 15% bank loans, 49% ordinary bonds and 36% convertible bonds. The cost of financing was reduced to 3.29%, from 3.8% at year-end 2002, with 57% of debt at fixed rates (3.25% on average) and 43% at variable rates (3.34%). In addition, Accor enjoys a healthy liquidity position, with €1,937 million in unused, confirmed long-term lines of credit.

With shareholders' equity including minority interests of €3,683 million and net debt of €2,462 million at December 31, 2003, the **gearing ratio** came to 67%, versus 70% at year-end 2002.

Interest cover

Adjusted interest cover (corresponding to Ebitdar expressed as a multiple of interest expense plus one-third of rental expense) amounted to 5.6 in 2003, unchanged from the previous year.

Adjusted funds from operations/adjusted net debt

Adjusted operating cash flow corresponds to funds from operations after adding back two-thirds of rental expense. Based on the method used by the main rating agencies, net debt is adjusted by adding back eight times annual rental expense. At year-end 2003, the ratio of adjusted funds from operations to adjusted net debt stood at 15.7%, compared with 16.5% in 2002.

RETURN ON CAPITAL EMPLOYED

Return on capital employed (ROCE), expressed as a percentage of adjusted Ebitda over fixed assets at cost plus working capital, stood at 9.2% in 2003, versus 10.7% the previous year. Excluding hotels under construction, ROCE stood at 9.4%, versus 11.0% in 2002.

ROCE broke down as follows:

	2001	2002	2003
HOTELS	**11.3%**	**10.2%**	**8.7%**
Upscale and Midscale	10.5%	9.2%	6.8%
Economy	15.3%	14.8%	15.1%
Economy US	10.0%	8.8%	7.2%
SERVICES	**25.8%**	**26.7%**	**24.2%**
Travel agencies	3.0%	9.0%	6.9%
Casinos	16.6%	14.5%	15.5%
Restaurants	11.9%	11.0%	11.0%
Onboard train services	7.5%	8.9%	9.5%
Other businesses	1.4%	2.5%	2.6%
Consolidated ROCE	**11.5%**	**10.7%**	**9.2%**

VALUE CREATION

Value creation is calculated as follows:
(ROCE after tax – weighted average cost of capital) x capital employed.

Based on an ROCE after tax of 7.6%, a weighted average cost of capital of 5.8% and capital employed of €11.6 billion, value created by Accor totaled €208 million, versus €278 million in 2002.

STRATEGIC VISION, INVESTMENT STRATEGY AND OUTLOOK

The difficulties encountered over the past two years have prompted Accor to meet new challenges, such as enhancing our marketing responsiveness, carefully selecting investment opportunities and optimizing our organization. This does not mean, however, that we have abandoned the long-term growth strategy that today provides us with undeniable competitive advantage. In a market that is just beginning to recover, these strengths, when taken together, represent growth drivers that will enable Accor to efficiently pursue its expansion.

INVESTMENT STRATEGY

Focusing expansion on high-margin businesses

In line with our strategic vision, 68% of 2003 capital expenditure was allocated to the development of Midscale and Economy hotels in Europe (56%) and Services (12%), two businesses that make major contributions to earnings and generate the highest return on capital employed.

TARGETED EXPANSION IN HOTELS IN 2003

As a % of total rooms

By segment

Sofitel	10%
Novotel, Mercure, Suitehotel	43%
Ibis, Etap, Formule 1	31%
Red Roof Inns, Motel 6	16%
Total	**100%**

By type of operations


17% Owned
20% Leased
37% Managed
26% Franchised

2003 openings
170 hotels (22,015 rooms)

2003 OPENINGS BY REGION


75%
36%
Europe
16%
11%
North America
24%
3%
Asia/Pacific
12%
3%
Middle East
Africa
12%
8%
Latin America
As a % of total rooms
As a % of total investments

The hotel business continued to expand at a sustained pace in 2003, opening 170 properties (22,015 additional rooms), mostly in the Midscale and Economy segments in Europe. Contracts for 105 existing hotels (9,419 rooms) were not renewed upon expiry. At December 31, 2003, we had 3,894 hotels (453,403 rooms) in 85 countries. Given our assertive commitment to reducing capital expenditure, new hotels are primarily operated through management contracts and franchise agreements, which account respectively for 37% and 26% of new rooms. Overall, Europe accounted for 36% of the openings and 75% of capital outlays, while Asia represented 24% and 3%.
This policy of investing selectively by region and market segment makes it possible to manage country and product risk while maximizing profitability.

BREAKDOWN OF THE HOTEL PORTFOLIO BY REGION AN BY TYPE OF OPERATION AT DECEMBER 31, 2003

As a % of total rooms


Accor Hotels Network
21% Owned
42% Leased
17% Managed
20% Franchised
North America
29%
56%
1%
14%
Europe
20%
43%
7%
30%
Rest of the world
10%
15%
70%
5%
Owned
Leased
Managed
Franchised

Stepped up development of Services

The Services business pursued several opportunities to increase market share in 2003. Acquisitions included Dicasa, the fourth-largest food voucher issuer in Mexico (415,000 users) and, in Europe, Smart Cleaning, the UK market leader in corporate clothing aftercare (47,000 users), and a 35% stake in Hungastro, Romania's third-largest food voucher company (212,000 users). Total capital expenditure in Services amounted to €68 million for the year, compared with €18 million in 2002.

GROWTH DRIVERS

Moderate growth in hotel supply vs. strong potential for growth in demand

Unlike the situation in the early 1990s, during the Gulf War, when fast growing hotel capacity was outstripping demand by a wide margin, supply today is growing slowly. In 2003, for example, supply increased by 0.3% in Europe (source: MKG Consulting, February 2004), after rising 0.8% in 2002, and by 1.3% in the United States (source: PricewaterhouseCoopers, December 2003), after a 1.7% increase in 2002.
At the same time, our unique offer serves a market in which demand is experiencing fast growth. According to the World Tourism Organization, the number of international travelers should increase at an average annual rate of 4.1% between 1995 and 2020 and should more than double by 2020. This trend is being driven by growth in disposable income and more affordable airfares around the world. There is considerable potential for increasing the hospitality customer base, especially in the Economy segment. France provides a significant example. According to the French Ministry of Tourism, hotels account for less than 15% of the 1.4 billion nights French and foreign travelers in France spend away from home. More than half of those nights spent are with friends or relatives (free and private accommodations), with the rest divided among guest houses, rentals, campgrounds and vacation clubs.

A rising hotel cycle

In these market conditions, the economic recovery will drive a faster rise in occupancy rates than during the last upturn in the hotel cycle. In second-half 2003, we already noted a distinct recovery in the United States and the United Kingdom. Germany and the Benelux countries are also showing encouraging signs. France, however, is still adversely affected by the lack of international customers in Paris and the persistently difficult business environment.

ACCOR'S REBOUND POTENTIAL

	Δ RevPAR	
	H1 03/02	H2 03/02
France	– 1.4%	– 3.3%
Benelux	– 4.0%	– 2.2%
Germany	– 7.6%	– 3.5%
US, Motel 6/Red Roof Inns	– 3.3%	– 0.2%
United Kingdom	+ 0.9%	+ 6.8%
United States, Sofitel	– 0.1%	+ 5.9%

Economic cycle


Sofitel, United States
United Kingdom
Motel 6 / Red Roof Inns
Germany
France
Benelux

Market leadership in Europe

With more than 2,100 hotels in Europe, Accor is by far the region's number one hospitality company. Five of our brands rank among the top ten in Europe (see page 5). We hold leadership positions in our main markets and are focusing expansion on countries where our market share remains low, notably the United Kingdom, Spain and Italy.

Full ramp-up of recent openings

Because of the sluggish economy, hotels opened in the past two years have been slow gearing up and will not reach maturity as fast as expected. While the difference between their actual and budgeted Ebitdar margin is currently seven to nine points, the economic recovery should enable them to realize their full potential.

ACCOR'S MARKET SHARE IN EUROPE

In % of total available rooms


United Kingdom
No.8 (10,003 rooms)
2%
Netherlands
No.1 (7,177 rooms)
9%
Germany
No.1 (46,589 rooms)
7%
17%
Poland
No.1 (12,742 rooms)
Belgium
No.1 (6,176 rooms)
10%
Austria
No.2 (3,757 rooms)
1%
4%
5%
Hungary
No.2 (3,617 rooms)
France
No.1 (117,599 rooms)
18%
0,5%
Italy
No.5 (4,702 rooms)
Spain
No.13 (4 085 rooms)
Portugal
No.1 (2,989 rooms)
5%
1%
Switzerland
No.1 (2,912 rooms)

Source: Accor, MKG

Continued development of the hotel business

The beginning of the recovery paves the way for an increase in renovation budgets, with investments in existing assets expected to increase to €350 million in 2004, from €284 million in 2003.

Total investments for development should amount to roughly €500 million, compared to €586 million in 2003, with the same focus on Economy and Midscale hotels in Europe and on acquisitions when opportunities arise.

A total of 275 new hotels, representing 37,000 rooms, are already planned between now and 2006, of which 58% Ibis and Etap Hotel, 33% Novotel and Mercure, and 9% Sofitel. Of the total, 33 will be in Spain, 13 in the United Kingdom, 42 in Brazil and 6 in China, demonstrating the strategic inroads planned in key markets. These developments will contribute to future earnings growth, especially the properties in Europe in which Accor is investing directly (88% of total investments).

Sofitel, our prestige brand

In recent years, Sofitel has become a truly international network of 180 hotels in 52 countries. The brand is now present in the vast majority of large international cities, with hotels offering high quality in terms of architecture, interior decoration, service and restaurants. More than two-thirds of the chain's establishments have been renovated within the past five years.

The chain now ranks among the leaders in its segment, as evidenced by a Business Travel News survey published in February 2004 in which Sofitel placed second in the Upper Upscale segment in the United States. The brand has also received around 50 awards and citations in the past two years.

These advances are helping Sofitel to plug the gap between its prices and those charged by its British and American competitors, providing a powerful lever for earnings growth. In addition, with the recovery, the more recently opened hotels will reach full ramp-up faster.

An assertive marketing strategy to "create a preference" for Accor

Having demonstrated its effectiveness, the sales and marketing strategy implemented to ride out the crisis still focuses on capturing, satisfying and retaining customers, with the goal of creating a "preference for Accor." Innovation is playing a key role in achieving this objective, both in the product offer and in improved services.

The Mouvango (in partnership with Total, Europcar, Courtepaille and Bouygues Telecom, among others) and Accor Hotels Favorite Guest programs now include 1.4 million loyalty cardholders.

Internet bookings were up sharply for the year. The number of overnights reserved online rose by 57% to more than 6 million, compared to 3.9 million in 2002. Of the total, 83% were booked directly through Accor hotel websites, with the remaining 17% coming from distributor sites. These results were led by sharp growth in bookings for Upscale and Midscale chains, although Economy hotels continued to generate the majority (60%) of Internet business volume. The focus is now on making the websites more attractive and constantly expanding the range of online products.

Services, our growth driver

Over the past few years our Services business has demonstrated the ability to hold up through unfavorable economic cycles and to actively create new targeted products. Meal vouchers remain essential for facilitating daily life for employees, while products that focus on well being are designed to meet the aspirations of employees who want to find a better balance between their job and their personal life. In addition, companies looking for ways to motivate their sales teams are increasingly turning to employee incentive products.

Existing products are extended to new markets, like Clean Way in the United Kingdom, Germany, Belgium and the Netherlands. At the same time, new countries are opening up to these solutions, like Panama and Peru in 2003, which bring to 34 the total number of countries in which Accor delivers its services. Currently under study are roughly 15 countries where future projects will be launched at the rate of one or two new countries a year. What's more, these new products and markets are gradually reaching breakeven. Therefore, the Services businesses benefit from a large number of future growth drivers, to be supported by acquisitions, which will result in market share gains and improved margins.

In conclusion, thanks to its global identity, powerful network and technological capabilities, Accor is a major force in its markets and is thus positioned to pursue and accelerate its development and its partnership strategy in all its businesses.

Regardless of the economic environment, Accor is committed to a long-term strategy firmly grounded in a culture of growth and innovation.

SIGNIFICANT EVENTS SINCE THE BEGINNING OF 2004

Creation of a French-based group, one of the major European players in the casino sector

(press release dated January 19, 2004)

The Barrière Desseigne family, Accor and Colony Capital have signed an agreement to create a group with a leading position in the European casino sector.

The agreement is based on the combination of the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière (SHCLB), Société des Hôtels et Casino de Deauville (SHCD), Accor Casinos, and their respective subsidiaries.

The Barrière Desseigne family currently owns 100% of SHCLB and 54% of SHCD. Accor owns 35% of SHCD and 50% of Accor Casinos, with Colony Capital owning the remaining 50% of Accor Casinos. On completion of this important external growth transaction, the Groupe Lucien Barrière will simplify the shareholding structure, with the Barrière Desseigne family holding 51% of the Group, Accor holding 34% and Colony Capital holding 15%. In addition to its shareholding, Colony Capital, through its European fund Colyzeo, will invest €100 million in the Group, further strengthening the Group's financial structure.

The new shareholding structure will be accompanied by a shareholders' agreement setting forth the Group's governance, in particular with respect to certain of the Group's major decisions, in accordance with usual practice in this type of shareholding structure. Under the shareholders' agreement, Colony Capital will have an option to sell its shareholding to Accor, with Accor holding a similar option to buy Colony Capital's shareholding.

SHCLB, to be renamed Groupe Lucien Barrière, will be transformed into a "simplified joint stock company" *(société par actions simplifiée)*. Dominique Desseigne will be appointed Chairman of the Supervisory Board with specific additional powers, Benjamin Cohen will be Vice-Chairman. Sven Boinet will chair the Management Board.

Pro forma for the transaction, gross revenues for the Group were approximately €900 million for FY2003. The Group will operate 37 casinos, with close to 5,000 slot machines in locations that include Deauville, Enghien, La Baule, Montreux, Bordeaux, Biarritz and Nice. Additionally, the Group will operate 13 luxury hotels and a substantial restaurant business, including Fouquet's on the Champs-Elysées in Paris. The transaction will combine the respective strengths of the Groupe Lucien Barrière and Accor, in the commercial, industrial and financial areas to attract new clients, improve the profitability of the Group and continue the consolidation of the casino sector in Europe.

The transaction will take the form of an acquisition by Groupe Lucien Barrière of the outstanding shares of SHCD and Accor Casinos currently held by the Barrière Desseigne family, Accor and Colony Capital.

Groupe Lucien Barrière will also acquire the "Lucien Barrière" brand from the Barrière Desseigne family and will license the use of the brand to all the casinos and hotels within the Group, on the terms set by an external valuation.

The agreement is subject to certain conditions precedent, in particular approval by the antitrust authorities and the casino supervisory authorities.

Accor To Support Proposed Dorint Recovery Plan

(press release dated February 2, 2004)

Accor, holder of a 40% stake in Dorint, announced its support for the long-term plan proposed by the Dorint Management Board and approved by the Supervisory Board. The plan is designed to position the German hotel company to benefit from the coming economic recovery in Germany.

The plan, which extends measures undertaken in 2003 to reduce rental expense and operating costs, is based on the following measures:

- A €30 million new share issue.
- An additional issue of new shares and/or dividend rights certificates in a maximum amount of €25 million.
- The implementation of a management contract of Dorint hotels by Accor Germany, in order to improve their sales and operating performance as part of the co-branding strategy now being deployed with the Sofitel, Novotel and Mercure brands.

The plan will be submitted to Dorint shareholders for approval at an Extraordinary Shareholder's Meeting. The company's two largest shareholders – Accor and the Ebertz family – have announced their support for the plan, with Accor taking up its full stake in the share for no more than 40.19% of the total, and/or dividend rights certificate issue.

SENSITIVITY ANALYSIS FOR 2004

Based on 2003 published data, Accor has performed sensitivity analysis to measure the impact on profit before tax of a change in interest rates, the dollar-to-euro exchange rate and RevPAR.

Regarding interest rates, the impact on profit before tax of a 50 bps change in short-term interest rates would be €3.7 million for euro-denominated debt and €2.2 million for dollar-denominated debt.

As for exchange rates, the impact on profit before tax of a 5 cent change in the dollar-to-euro exchange rate would be €4.3 million.

In the Hotels business, the sensitivity analysis shows that the impact on profit before tax of a 1 point change in RevPAR (occupancy times average room rate) would be €13.4 million for Upscale and Midscale hotels in Europe, €9.2 million of Economy hotels in Europe and €9.0 million for Economy hotels in the United States.

HOTELS BY SEGMENT	IMPACT ON PBT
	Impact of a 1 point change in RevPAR
• Upscale and Midscale Europe	€13.4 million
• Economy	€ 9.2 million
• Economy US	€ 9.0 million

EMPLOYEE INFORMATION, HUMAN RESOURCES INDICATORS

EMPLOYEES OF MANAGED BUSINESSES

At December 31, 2003, there were 158,023 people working in the Group.

BREAKDOWN OF THE NUMBER OF PEOPLE BY BUSINESS ANS REGION

	France	Europe (excl. France)	North America	Latin America	Africa, Middle East, Asia-Pacific	Total 2003	Total 2002	Total 2001
HOTELS	**19,684**	**21,918**	**18,396**	**8,677**	**43,420**	**112,095**	**112,426**	**102,067**
Upscale and Midscale	15,066	16,917	3,587	7,808	41,013	84,391	84,282	73,534
Economy	4,618	5,001		869	2,407	12,895	11,048	9,949
Economy US			14,809			14,809	17,096	18,584
SERVICES	**498**	**1,028**	**122**	**2,135**	**256**	**4,039**	**3,658**	**3,449**
Other businesses								
Travel agencies	1,452	5,455			140	7,047	7,504	8,083
Casinos	1,893	394				2,287	2,126	1,802
Restaurants	1,028	4,976		16,464		22,468	21,234	20,805
Onboard train services	2,817	2,513				5,330	5,610	5,115
Other	1,471	39	23	3,131	93	4,757	4,854	5,427
Total	**28,843**	**36,323**	**18,541**	**30,407**	**43,909**	**158,023**	**157,412**	**146,748**

HUMAN RESOURCES INDICATORS

HUMAN RESOURCES INDICATORS BY REGION AS OF DECEMBER 31, 2003

	France	Europe (excl. France)	North America	Latin America	Africa/ Middle East	Asia-Pacific	Total
Number of employees	**28,843**	**36,323**	**18,541**	**30,407**	**15,752**	**28,157**	**158,023**
% Women	52%	59%	70%	48%	20%	41%	50%
% Men	48%	41%	30%	52%	80%	59%	50%
% management positions held							
by Women	41%	42%	50%	61%	23%	29%	40%
by Men	59%	58%	50%	39%	77%	71%	60%
Training expenditure (as a % of total payroll)	2.3%	2.3%	1.9%	2.8%	3.3%	1.7%	2.3%

BREAKDOWN OF GROUP EMPLOYEES BY AGE AS OF DECEMBER 31, 2003


Over 55
5%
45 to 54
14%
35 to 44
25%
25 to 34
36%
Under 25
20%

Estimate based on a sample of 139,000 employees.

ACCOR SA CORPORATE REPORT

In 1995, Accor signed an agreement with the International Union of Food, Agricultural, Hotel, Restaurant, Catering, Tobacco and Allied Workers' Associations (IUF) concerning the full and complete recognition of union rights. The same year, Accor joined forces with other major European groups to form Corporate Social Responsibility Europe, a network currently comprising 65 members whose mission is "to help companies achieve profitability, sustainable growth and human progress by placing corporate social responsibility in the mainstream of business practice" (see www.csreurope.org/aboutus/default.aspx).

Since then, other initiatives have been undertaken to enhance social dialogue in all our operations:

- A European Works Council was set up in 1996, two years before this became compulsory under European Union rules.
- In France, a joint declaration against discrimination in the workplace was signed with the unions in 1997.
- In 2002, an agreement was signed concerning the electronic display of union information.
- 2003 saw the renewal of the 1999 agreement with the French Education Ministry, the establishment of partnerships with the French National Employment Agency, with AGEFIPH (the agency responsible for helping the disabled join the working population), with the Salvation Army and with hotel schools.
- Also in 2003, Accor took part with 11 other European companies in activities organized to mark the European Year of People with Disabilities.
- Lastly, during the year, Accor signed the United Nations Global Compact.

Regarding subcontractors, we strengthened the standards required in terms of working conditions and, in 2003, we introduced a new Cleaning Companies Charter. Regular meetings are held with employee representatives to assess performance compared with the Charter standards.

HUMAN RESOURCES DATA FOR ACCOR SA

Total number of employees (annual average)	1,289 (including Société Management Internationale as from 2003)
Average number of hirings under permanent contracts during the year	12
Average number of hirings under fixed-term contracts during the year	65
Recruitment problems	Accor hires people for staff positions. Because the positions require a high level of expertise, it often takes a long time to find the right person.
Terminations/reasons	Real and serious cause: 31 Professional misconduct: 2 Misdemeanor: 0
Overtime	Unusual. Salaries are based on annual working hours.
Outside labor	Temporary workers ponctually used
Average number of full-time employees	1,222
Average number of part-time employees	67
Absenteeism	Illness: 9,094 days Occupational or work-related travel accidents: 94 days Maternity leave: 4,031 days. Paternity leave: 6,175 days Authorized leave (family leave, training): 2,298 days Other reasons (unjustified or unpaid leave): 344 days
Annual wage increase	4% in 2003
Social security and other payroll taxes	50% employer taxes 23% employee withholding
Equity in the workplace	Accor is committed to combating all forms of discrimination and makes no distinction between persons based on national origin, gender, family situation, health condition, handicap, lifestyle, political opinions, union activities, actual or perceived ethnic group, national affiliation, race or religion.
Union relations and results of collective agreements	Signature in 2003 of the Mandatory Annual Negotiation.
Heath and safety conditions	No major risks, since all employees work in head offices. Quarterly meetings with members of the Committee for Hygiene, Safety and Working Conditions. Occupational accident rate: 0.95%.
Training	Training budget including wages: 2.5% of payroll. More than half of all employees attended a training course in 2003.
Jobs and training for the disabled	Ongoing search for qualified people, but the 6% quota mandated by French law has not yet been met.
Worker benefits	Provided by the Works Council Implementation of an employee assistance program ("Bien-Etre à la Carte")
Outsourced employment	50 people with the Information Technology Department

The following indicators cover directly operated (owned and leased) Accor establishments:

- Hotels in France, Europe (United Kingdom, Germany, Belgium, the Netherlands, Denmark and Sweden) and North America (United States, Canada) representing 87% of owned or leased hotels worldwide,
- Thalassotherapy institutes in France,
- Casinos in France,
- Operations of Compagnie des Wagons-Lits in Austria, Spain, France, Italy and Portugal,
- Operations of the Lenôtre production facility in Plaisir, France.

The Service business is not included in the indicators because it has little impact on the environment. In France, for example, the impact is limited to the 200 metric tons of paper used every year to print service vouchers.

Accor's environmental initiatives in 2003 can be summed up as follows:

Improving energy efficiency

Energy consumption rose in 2003, led by the increase in France due to the very cold weather at the start of the year and the heatwave in the summer.

In the High Environmental Quality (HEQ) assessments carried out during the year by outside consultants (Tribu and Math Ingenieurie), Ibis and Suitehotel hotels scored very high marks for the performance of their energy systems. Beginning in 2004, new construction and refurbishment projects launched will progressively improve the energy efficiency of the buildings and systems, in compliance with HEQ standards. For example, low energy light bulbs and water-saving devices will be used.

The following table shows water, raw materials and energy consumption data for 2003.

WATER, RAW MATERIALS AND ENERGY CONSUMPTION

	Hotels			Thalassotherapy institutes (France)	Compagnie des Wagons-Lits	Casinos (France)	Lenôtre
	France	Rest of Europe	North America				
Number of facilities	749	392	987	11	25	16	1
Number of rooms rented out (in millions)	18.6	11.6	27.1	–	–	–	–
Drinking water consumption (thousands of cubic meters)	5,671	3,035	20,079	97	51	133	30
Energy consumption (MWh)	703,536	605,967	1,094,903	29,132	12,021	30,479	7,933

Promoting renewable energies

Solar power is increasingly used to produce hot water for hotel bathrooms. As of December 31, 2003, solar panels totaling 1,980 square meters were installed at 19 hotels in the world, generating 1,100 MWh of electricity each year and avoiding the production of 320 metric tons of CO_2 equivalent.

Limiting local impacts

In 2003, a standard environmental risk audit was defined for use in construction projects in cities and environmentally-sensitive areas. Diagnostic studies using the criteria of this audit will enable us to evaluate the environmental impact brought on by the construction of a hotel, with a focus on waste production, soil use, damage to the ecosystem, the use of local natural resources (such as spring water) and any effects on the community.

Protecting air quality

• Atmospheric emissions

DIRECT AND INDIRECT GREENHOUSE GAS EMISSIONS GENERATED BY THE USE OF ELECTRICITY IN 2003

(metric tons of CO_2 equivalent)	Hotels			Thalassotherapy institutes (France)	Compagnie des Wagons-Lits	Casinos (France)	Lenôtre
	France	Rest of Europe	North America				
Direct greenhouse gas emissions	35,818	48,912	98,158	3,921	1,065	1,047	751
Indirect greenhouse gas emissions	39,119	163,155	351,732	731	1,009	1,900	314

• **Emissions of ozone-depleting substances**

Cooling systems used by the Group have closed circuits that eliminate any risk of coolant emissions in normal use. However, there is a risk of coolant evaporation during maintenance operations or as a result of a leak. To limit this risk, cooling systems undergo regular maintenance checks, performed by qualified engineers. Cooling systems and types of coolant are now being identified, in order to replace CFC with alternative fluids and to schedule system replacements.

Managing wastewater and effluent

Accor's activities generate wastewater whose content is similar to household wastewater. Most of this wastewater is treated by municipal sewage plants. Hotels that serve meals are equipped with scum and fat separators to improve the quality of wastewater discharged into the sewage system. Used cooking oil is collected by a specialist contractor, to avoid clogging wastepipes and discharging polluting effluent into the aquatic environment.

Preventing soil contamination

Accor's activities do not contaminate the soil.

Preventive measures

For the Hotel business, preventive measures are described in the "Hotel Environment Charter" and their implementation is tracked for all hotels that support the Charter, whatever the chain and management method.

PERCENTAGE OF HOTELS SUPPORTING THE "HOTEL ENVIRONMENT CHARTER" THAT IMPLEMENTED ITS ACTIONS IN 2003

	France	Rest of Europe	Asia	Australia New-Zealand	Brazil	Africa (Egypt)	**TOTAL**
Number of hotels	1,042	665	52	80	111	20	**1,970**
• Sorted wastepaper collection	61%	91%	88%	88%	96%	14%	**74%**
• Sorted cardboard collection	72%	89%	82%	76%	97%	36%	**79%**
• Sorted glass collection	73%	93%	61%	79%	74%	57%	**80%**
• Sorted toner collection	91%	98%	57%	76%	87%	50%	**92%**
• Cooking oil collection	91%	96%	76%	91%	54%	71%	**91%**
• Recycled paper used whenever possible	79%	83%	96%	45%	88%	43%	**80%**
• Internal control of energy consumption	94%	97%	94%	77%	35%	100%	**91%**
• Internal control of water consumption	92%	97%	94%	83%	93%	100%	**94%**
• Asbestos-free certification	95%	90%	43%	69%	92%	100%	**91%**
• Compliance with Accor graphic standards for hotel and directional signage	90%	98%	71%	88%	94%	93%	**92%**
• Upkeep and enhancement of green areas	88%	98%	90%	85%	96%	100%	**92%**
• At least one tree planted every year on the hotel property	65%	79%	63%	57%	71%	93%	**70%**
• All staff reminded of Accor's environmental policy at least once a year	57%	75%	49%	59%	76%	93%	**63%**
• Local environmental protection initiatives	34%	50%	57%	51%	43%	86%	**42%**
• Initiatives to enhance customer awareness of Accor's environmental programs	56%	88%	65%	89%	80%	100%	**70%**
Average number of initiatives per hotel	11.3	13.2	10.8	11.3	11.9	11.4	**12.0**

Collecting and recycling waste

The Hotel businesses generate two types of waste:

• Non-hazardous industrial waste (similar to household waste). No data are available concerning the quantity of waste generated due to the current collection method.

• Potentially hazardous industrial waste. This waste is collected separately, enabling the hotels to ensure that it is properly processed and to track the quantity of waste collected and recycled. Although consolidated figures are not available for this type of waste, we are committed to moving forward by involving waste collection contractors more closely in the quantity monitoring process. Hotel managers are also being actively encouraged to improve their waste recycling rates.

Abating noise pollution and odors

Noise pollution and odors generated by Accor's activities are limited.

Compliance monitoring

In 2003, a detailed review was carried out to identify all of the environmental laws and standards applicable to the Hotel business. This information has been used to prepare environmental compliance guidelines that will be posted on the Hotel business intranet in 2004. A compliance monitoring unit will also be established at Group level to ensure that Hotel managers have up-to-date information about regulatory requirements.

Assessment and certification process

The environmental assessment process is based on the "Hotel Environmental Charter". Since the end of 2003, a version of the "Hotel Environment Charter" tailored to local regulatory requirements has been posted in employee dayrooms at Group-owned hotels in the United States. Ibis hotels are involved in an environmental management process designed to earn ISO 14001 certification for all the French hotels in the chain by 2005. Two Thalassa institutes are also scheduled to become ISO 14001-certified in 2004.

Environmental expenditure

The Environmental Department's 2003 operating budget amounted to €564,000. The Department's remit consists of reducing our environmental footprint by introducing compliance monitoring processes, setting up HEQ work groups, conducting environmental risk audits and developing new media to promote employee awareness of environmental issues. The budget does not cover all the costs incurred by the hotels or corporate functions (Hotel Technical Department, Purchasing Department, Marketing Department, Legal Department, Communications Department, etc.) for environmental initiatives such as the Ibis chain's ISO 14001 program.

Environment Department organization

Since October 2003, the Environment Department has been part of the Sustainable Development Department reporting to John Du Monceau, Deputy Vice-Chairman of the Management Board. Backed by a cross-functional committee, the Environment Department determines the Group's environment policy and coordinates initiatives with the units concerned. Environmental policy is rolled down to the local level by a network of international correspondents and then adapted to local conditions. In addition, since 2003, employees can access a wide range of environmental material on the corporate intranet.

Raising environmental awareness among employees

In 2003, 63% of the hotels that have pledged to support the "Hotel Environment Charter" organized awareness programs based on corporate documents describing best environmental practices published in 2003 ("Understanding and Managing Water, Energy and Waste in an Accor Hotel" and two waste management fact sheets).

In addition, environmental guidelines are included in the Sustainable Development recommendations published in French and English and distributed to 20,000 line managers.

Provisions and guarantees for environmental risks

No material provisions have been set aside for environmental risks.

Penalties paid following a court ruling on environmental claims

Accor has not been the subject of a court ruling in connection with any environmental claims.

Objectives assigned to foreign subsidiaries

The Group's environmental policy applies to all hotels outside France that are owned or leased by Accor.

RISK FACTORS

LIQUIDITY RISK

The Group's short-term financing needs are covered by undrawn long-term confirmed lines of credit obtained from leading banks (see note 27 B to the consolidated financial statements, page 74). At December 31, 2003, Accor had access to €1,937 million in undrawn long-term confirmed lines of credit. Accor has also secured diversified medium and long-term financial resources, comprising bank debt and bond issues, to finance its development. In light of these facilities, the Group is not exposed to any liquidity risk.

Acceleration clauses / Covenants

None of the loan agreements include any rating triggers. However, certain loan agreements include acceleration clauses which are triggered if covenants related to financial ratios are breached. The main financial ratios are as follows:

- Gearing ratio equal to or in excess of 120%;
- Interest cover – corresponding to the ratio of Ebitdar to interest expense plus 1/3 of annual rental expense – equal to or less than 3.8x.

These clauses concern only committed lines of credit that had not been drawn down at December 31, 2003.

No acceleration clauses apply to the consolidated gross debt at December 31, 2003, in the amount of €3,285 million.

In addition, none of Accor's loan agreements include a cross default clause, requiring immediate repayment of a debt in the event of default on another debt. Cross acceleration clauses only concern loan agreement with a duration of at least three years and such clauses could be triggered only if significant amounts of financial debt are accelerated.

INTEREST RATE AND CURRENCY RISKS

A variety of financial instruments, including swaps, caps and forward purchases and sales of foreign currencies, are used to manage interest rate and currency risks arising in the normal course of business. Risk management policies are based on three core principles: protection, liquidity and cost-effectiveness. Interest rate and currency risks are managed by the Group Treasury and Financing unit which reports directly to the Management Board. Financial instruments are used to support Group investment, financing and hedging policies, to help manage debt and to minimize the risks on commercial transactions. Computer applications (GTM, Microlis) are used to monitor the breakdown of debt between fixed and floating rate and by currency, as well as to generate reporting schedules, with online access to Reuters and Bloomberg databases.

Investment policy

When the Accor SA parent company invests directly or indirectly in a foreign subsidiary, the investment is generally made in the subsidiary's local currency. These are very long-term positions and consequently the currency risk is not hedged.

Short-term financing

An internationally-recognized signature allows Accor to raise various forms of short-term financing on the markets, through *billets de trésorerie* (commercial paper) programs in France and commercial paper programs in the United States.

From time to time, we also take advantage of market opportunities by raising short-term financing in a given currency and at a given rate of interest and then using a swap to convert the facility into the currency and interest rate required to finance our business needs (see note 27.C to the consolidated financial statements, page 75). This use of swaps represents an effective method of reducing our borrowing costs.

Hedges of interest rate risks

Group borrowings include both fixed rate debt and floating rate debt indexed to the Libor, the Euribor or other benchmarks (see note 27.D to the consolidated financial statements, page 75). Target breakdowns between fixed and floating rate debt are determined currency by currency, giving due regard to anticipated trends in interest rates and to changes in the composition of debt, due to new borrowings and the repayment of existing borrowings. The targets are reviewed at regular intervals and new targets are set for future periods by senior management. The related financing strategy is implemented by Group Treasury and Financing.

The most commonly-used instruments are interest rate swaps and caps, contracted with banks that have high-quality credit ratings and do not give rise to any counterparty risk. The contracts are based on the model recommended by the French Banking Federation (FBF), which is consistent with the models used internationally.

Hedging of currency risks

Currency risk hedging primarily concerns the Travel Agencies business and is based on identified underlyings (outstanding invoices). Hedges generally consist of forward purchases and sales of foreign currencies.

In the Services business, which has a major presence in Latin America, Accor was able to limit earnings erosion from the sharp devaluation of local currencies by hedging cumulative earnings in hard currencies.

There is little need to hedge currency risks in our other businesses because the volume of intercompany transactions in foreign currencies is limited and revenues are denominated in the same currency as the related costs.

In summary, Accor does not conduct any trading transactions and has no plans to develop this type of activity. Neither the Parent Company nor the Group has any open currency or interest rate positions that would be likely to expose the Group to significant risks.

EQUITY RISK

Accor does not hold any shares in listed or unlisted companies, except for strategic investments. At December 31, 2003, strategic investments in listed companies were as follows:

- Compass: these shares were acquired through an exchange transaction in connection with the sale of Eurest assets (see note 19 to the consolidated financial statements, page 68).
- Granada: these shares, which were also acquired through an exchange transaction in connection with the sale of Eurest assets, were sold during 2003 (see note 28 to the consolidated financial statements, page 76).
- Accor (treasury stock): the 1,528,731 Accor shares held by the Company are intended to be held on a long-term basis to manage the dilution caused by the exercise of stock options and have therefore been recorded as a reduction in shareholders' equity since the date of purchase. In view of this accounting treatment, they are carried at historical cost and not at the lower of cost and market.

BUSINESS RISKS

Accor SA and some of its wholly-owned subsidiaries own the trademarks used by the Group. These trademarks are registered with local intellectual property organizations, such as INPI and OMPI. The period of protection in each case depends on local legislation.

Assets required for the business that are not owned by Accor and its subsidiaries are not material in relation to the Group's total assets and do not give rise to any dependence on external companies.

The customer base of the hotel business comprises a very large number of individual customers, none of which accounts for a material proportion of Group revenues.

The Group is not dependent on any suppliers or contractors and is not exposed to any other specific business-related risks.

LEGAL RISKS

The Accor Group operates on a global scale and no regulations are applicable across all of its businesses.

Accor and its subsidiaries have operations in a large number of countries and are subject to local regulations governing their hotel, restaurant, service voucher, travel agency, tour operator and casino businesses. They are therefore required to comply with local standards and to obtain the necessary licenses and permits for their businesses. For example, in each country:

- The hotels are required to comply with the regulations applicable to establishments open to the public.
- The service offer has to be tailored to local tax and labor laws and other legal requirements governing the issue of service vouchers.
- Licenses and permits have to be obtained from the local authorities to operate travel agencies or casinos.

To the best of our knowledge, no regulatory changes are planned that would have a material adverse impact on our business.

Information concerning recent or current claims and litigation that could have a material impact on the Group's financial position or results is provided in note 34 to the consolidated financial statements (page 78).

Liabilities are accounted for in accordance with the applicable accounting standards (see note 1.K to the consolidated financial statements, page 46).

Details of provisions for claims and litigation are provided in note 24 to the consolidated financial statements (page 72). The method used to calculate provisions complies with the applicable accounting standards.

To the best of the Company's knowledge, no other claims or litigation are in progress or pending that could have, or have had in the recent past, a material impact on the Group's financial position, business or results of operations.

Accor has not given any material commitments under shareholder agreements except as explained in note 35 to the consolidated financial statements on page 79 (Off-balance sheet commitments and contingencies).

INSURANCE – RISK COVERAGE

Accor's risks are spread over a very large number of locations throughout the world and the loss of one facility would not materially affect the Group's financial condition.

Property and casualty and business interruption risks are insured up to a maximum of €300 million per claim, corresponding to the maximum claim that would arise from the loss of the largest of the Group's hotels. Liability risks are also insured up to a maximum of €300 million per claim.

Under the global insurance program, 90% of recurring risks are self-insured with all Group units sharing the related costs. Self-insured recurring risks are reinsured in order to limit the Group's commitments and avoid the funds earmarked for these risks being used up.

Risk that are not self-insured are covered by internationally-recognized insurance and reinsurance companies.

To extend its protection against natural disaster and terrorism risks, the Group has obtained cover on the specialized insurance markets, under arrangements that combine self-insurance with excess of loss cover.

The Group and its insurers perform regular audits and appraisals of insurable risks, to ensure that they are adequately covered on a cost-effective basis, taking into account conditions in the insurance and reinsurance markets. Changes in market insurance rates are closely monitored and, where appropriate, risks are self-insured in order to limit the insurance costs incurred by the various businesses and avoid sharp fluctuations in these costs.

The insurance program was renewed on January 1, 2004 at rates that were satisfactory in relation to the market trend.

Insurance costs represented around 0.5% of Group revenues in 2003.

A Risk Prevention Committee was set up in 2002. The role and responsibilities of this Committee are described in the report of the Chairman of the Supervisory Board on internal procedures, presented on page 100.

The Committee is supported by several work groups which focused in 2003 on assessing the safety of customers and staff in the Group's hotels.

ENVIRONMENTAL RISKS

Potential environmental risks in the hotel business mainly concern the risk of explosion due to the storage of gas in or near the hotels, the malfunction of a PCB transformer, the risk of soil pollution by wastewater or by a ruptured evacuation pipe, contamination of the hot water system, and the risk of fire. However, the probability of these risks occurring is very limited in light of the Group's environmental policy (see Environmental Report on page 26).

In addition, our businesses are more likely to be exposed to external environmental risks, such as oil spills, than to be the source of environmental risks themselves.

GUARANTEES AND COLLATERAL

Collateral for parent company borrowings is not material. It is not Group policy to give collateral to lenders. Under certain leases, the Group may be called on to grant a lien on the business ("nantissements de fonds de commerce"). Such businesses are not recorded in the Group's balance sheet.

SWITCH TO IAS/IFRS

In order to prepare the transition to International Financial Reporting Standards (IFRS), which will be applicable as from January 1, 2005, during 2003 the Group carried out detailed analysis to identify:

- The main differences between the Group's current accounting policies and IFRS in the areas of accounting treatment, valuation and presentation of financial information,
- The additional disclosures required under IFRS,
- The necessary changes to information systems,
- The historical data required to produce the opening IFRS balance sheet at January 1, 2004.

The main identified differences in accounting policies that will impact opening consolidated shareholders' equity at January 1, 2004 and/or the Group's future results are as follows:

- Costs incurred prior to the opening of new hotels and restaurants that fulfill the criteria set forth in IAS 38 will be charged to the income statement. Currently, these costs are capitalized and amortized over three to five years (see note 1.H.). In the opening IFRS balance sheet at January 1, 2004, the unamortized balance of these costs will be written off against retained earnings.
- Rental payments on contracts qualified as operating leases under IAS 17 are currently recognized on a straight-line basis and are adjusted over the lease term based on changes in the construction cost index, inflation or any other appropriate index. The indexation adjustment is not allowed under IAS 17 and rental expenses will therefore be recognized as a constant amount over the lease term. On adoption of IFRS, rental expenses will be adjusted retrospectively from the inception of the lease. The effect of this change of method at January 1, 2004 will be recorded as a reduction in retained earnings.
- Goodwill will no longer be amortized as from January 1, 2004. In the same way as brands that have an indefinite life, such as Motel 6 and Red Roof Inns, goodwill will be tested for impairment at each period-end, in accordance with IAS 36. Goodwill is currently amortized on a straight-line basis over the estimated period of benefit, not to exceed 40 years. In addition, market shares will be reclassified as goodwill, as their separate recognition is not allowed under IFRS.
- In the IFRS accounts, deferred taxes will be recognized on all temporary differences in accordance with IAS 12. Deferred taxes on the following temporary differences, which are not currently recognized in the French Gaap accounts, will be recorded in the opening IFRS balance sheet at January 1, 2004, impacting retained earnings at that date:
  - Deferred taxes on temporary differences between the tax basis of investments in companies accounted for by the equity method and their carrying value in the consolidated balance sheet,
  - Deferred tax liabilities on the remaining debt under the repackaged perpetual subordinated floating rate notes.

• Application of IFRS 2 "Share-based Payments"–which was recently published by the IASB but has not yet been approved by the European Commission–will lead to changes in the accounting treatment of employee stock option plans set up after November 7, 2002 (as allowed under the proposed transition rules, the Group will elect not to restate plans dating back prior to November 7, 2002). If the standard becomes applicable, it will have an impact on opening shareholders' equity at January 1, 2004 and on the Group's future results.

Pending final European Union approval of the revised versions of IAS 32 and 39 on financial instruments, the full consequences of adopting these standards have not been analyzed in detail. The Group does not currently plan to apply IAS 32 and 39 for the purpose of preparing the 2004 comparatives to be published with the 2005 IFRS accounts.

Leases and pensions and other post-retirement defined benefit obligations are currently accounted for in accordance with the recommended methods set out in standard CRC 99-02 which are similar to those prescribed in IFRS 17 and 19.

As allowed under IFRS 1 "First-Time Adoption of IFRS", the Group does not plan to restate business combinations carried out prior to January 1, 2004 or to value property, plant and equipment at fair value.

In 2000, the Group adopted standard statutory and management accounting policies for all of its businesses and set up an information system that includes functions to analyze key financial data by business and by geographic region. The adaptation of these accounting policies to comply with IFRS will be completed during 2004.

At the same time, the Group set up an ERP system to manage financial and accounting databases on a centralized basis.

2004 will be devoted to completing the collection and analysis of the data required to prepare the opening IFRS balance sheet, finalizing the new reporting process, auditing balance sheet data and monitoring IFRS developments.

A global training plan will be rolled out during 2004, to assist the Group finance departments in making the transition to IFRS.

REPORT OF THE SUPERVISORY BOARD TO THE ANNUAL SHAREHOLDERS' MEETING

The Supervisory Board reviewed the 2003 financial statements and the Management Board's report on March 2, 2004. The financial results reflected in these statements are significantly below those for 2002. This is the first time for several years that the Group has experienced a material decline in results.

In 2003, the tourist industry was hit by an unprecedented accumulation of unfavorable events, which took place against a backdrop of persistently depressed economic conditions in Continental Europe, especially in the first half of the year. These developments adversely affected our Group's revenues. At the same time, the fall in the dollar and South American currencies against the euro led to a significant negative currency effect. In this very difficult environment, Accor succeeded in limiting the decline in margins and posting pre-tax profit in line with the forecasts announced by the Management Board during the year. This performance was attributable to the Group's strong fundamentals, balanced business base and strict cost discipline. The Group also kept its sights firmly fixed on its long-term growth targets. Positions were consolidated in Europe and emerging markets as part of the strategy to achieve profitable growth through selective investment.

Under the circumstances described above, we consider that the ongoing implementation of the Group's strategy by the Management Board under the guidance of its Chairman, and the measures taken during the year to adapt to the prevailing conditions, have placed Accor in a position to reap the full benefits of the recovery.

The Management Board recommends paying a dividend of €1.05, the same amount as for 2002. We support this recommendation.

We also invite shareholders to approve the other resolutions tabled at the Meeting.

Consolidated Financial Statements

REPORT OF THE STATUTORY AUDITORS AND THE INDEPENDENT AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

To the shareholders,

In accordance with the terms of our appointment by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Accor for the year ended December 31, 2003.

The consolidated financial statements have been prepared by the Management Board. Our responsibility is to express an opinion on these financial statements, based on our audit.

I - Opinion on the Consolidated Financial Statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at December 31, 2003 and the results of its operations for the year then ended in accordance with rules and accounting principles generally accepted in France.

II - Justification of our assessments

In accordance with article L. 225-235 of the French Commercial Code requiring to justify our assessments, which is applicable for the first time this year pursuant to the Financial Security Act of August 1, 2003, we report the following information:

Notes 1.D.5 and 1.D.3 to the consolidated financial statements describe accounting policies and methods applied to assess property, plant and equipment and intangible asset values, as well as policies and methods used to account for leases and sale-and-leaseback transactions. We reviewed the appropriateness of those accounting policies and methods and of the related information given in the notes to the consolidated financial statements, examined the consistency of the data and assumptions used, and reviewed the supporting documentation, and on these bases assessed the reasonableness of the estimates made.

These assessments were made in connection with our audit procedures on the consolidated financial statements taken as a whole, and contributed to the formulation of the unqualified audit opinion expressed in the first section of this report.

III - Specific Procedure

We have also performed the procedures required by law on the Group financial information given in the Management Board Report. We have no comment to make as to the fair presentation of this information nor its consistency with the consolidated financial statements.

Neuilly, April 8, 2004

The Statutory Auditors

Barbier Frinault & Autres
Réseau Ernst & Young

Deloitte Touche Tohmatsu – Audit

Christian Chochon

Alain Pons

Members of the Versailles Chamber of Auditors

The Independent Auditors

Deloitte Touche Tohmatsu

This is a free translation into English of the Report of the Statutory Auditors and the Independent Auditors on the consolidated financial statements signed and issued in the French language and is provided solely for the convenience of English speaking readers. The report of the Statutory Auditors and the Independent Auditors includes for the information of the reader, as required under French law in any auditor's report, whether qualified or not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditor's assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing the audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards.

CONSOLIDATED INCOME STATEMENT

in € millions (at December 31)	Note	2001	2002	2003
Revenues		**7,218**	**7,071**	**6,774**
Other operating revenues		72	68	54
Consolidated revenues	3	**7,290**	**7,139**	**6,828**
Operating expense		(5,319)	(5,203)	(5,059)
Ebitdar	4	**1,971**	**1,936**	**1,769**
Rental expense	5	(698)	(726)	(730)
Ebitda		**1,273**	**1,210**	**1,039**
Depreciation and operating provision expense	6	(443)	(455)	(436)
Ebit	7	**830**	**755**	**603**
Net interest expense	8	(92)	(66)	(74)
Income from companies accounted for by the equity method	9	20	14	(6)
Profit before tax		**758**	**703**	**523**
Gains and losses on management of hotel properties	10	29	54	68
Gains and losses on management of other assets	11	66	(30)	(17)
Amortization of goodwill	14	(102)	(109)	(107)
Income tax	12	(246)	(234)	(163)
Exceptional items (net of tax and minority interests)	13	–	68	–
Consolidated net income	36	**505**	**452**	**304**
Minority interests	23	(31)	(22)	(34)
Net income (Group share)		**474**	**430**	**270**
Weighted average number of shares outstanding (in thousands)	22	**197,042**	**197,573**	**197,730**
Basic earnings per share (in €)		**2.40**	**2.18**	**1.36**
Fully diluted earnings per share *(in €)*	22	**2.39**	**2.14**	**1.35**
Dividend per share (in €)		**1.05**	**1.05**	**1.05***

* Recommended, subject to approval at the Annual Shareholders' Meeting.

FINANCIAL STATEMENTS

Assets

in € millions (at December 31)	Note	2001	2002	2003
Goodwill	14	**1,879**	**1,679**	**1,719**
Intangible fixed assets	15	**533**	**479**	**384**
Property, plant and equipment	16	**5,026**	**4,521**	**4,133**
Long-term loans	17	334	429	450
Investments in companies accounted for by the equity method	18	266	249	202
Other investments	19	282	487	386
Total financial assets		**882**	**1,165**	**1,038**
Total fixed assets	20	**8,320**	**7,844**	**7,274**
Inventories		89	90	64
Trade accounts receivable		1,218	1,139	1,074
Other receivables and accruals	21	926	957	946
Service voucher reserved funds		305	345	340
Receivables on asset disposals	28	101	20	18
Short-term loans	28	47	160	186
Marketable securities	28	830	541	833
Cash and cash equivalents	28	264	179	221
Total current assets		**3,780**	**3,431**	**3,682**
Total assets		**12,100**	**11,275**	**10,956**

CONSOLIDATED BALANCE SHEET

Liabilities and shareholders' equity

in € millions (at December 31)	Note	2001	2002	2003
Share capital		592	593	593
Additional paid-in capital		1,892	1,903	1,903
Reserves (retained earnings)		926	1,102	1,268
Cumulative translation adjustment		255	(135)	(447)
Net income for the year		474	430	270
Shareholders' equity	22	**4,139**	**3,893**	**3,587**
Minority interests	23	140	91	96
Total shareholders' equity and minority interests		**4,279**	**3,984**	**3,683**
Provisions for contingencies and charges	24	537	528	551
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	25 and 28	214	151	80
Convertible or exchangeable bonds	26 and 28	–	570	1,186
Other long-term debt	28	3,007	2,493	1,896
Obligations under finance leases	28	220	158	182
Total long-term debt	27	**3,441**	**3,372**	**3,344**
Total non-current liabilities and shareholders' equity		**8,257**	**7,884**	**7,578**
Trade accounts payable		683	655	647
Other payables and accruals	21	1,064	1,101	1,009
Service vouchers in circulation		1,446	1,304	1,346
Short-term debt	*27 and 28*	537	234	278
Bank overdrafts	28	113	97	98
Total current liabilities		**3,843**	**3,391**	**3,378**
Total liabilities and shareholders' equity		**12,100**	**11,275**	**10,956**

CONSOLIDATED STATEMENT OF CASH FLOW

in € millions (at December 31)	Note	2001	2002	2003
Ebitda		1,273	1,210	1,039
Net interest expense (including provision movements)		(92)	(66)	(74)
Income tax (including provision movements)		(161)	(196)	(147)
Elimination of provision movements included in net interest expense and income tax		(21)	9	24
Dividends received from companies accounted for by the equity method		6	4	5
Funds from operations	29	**1,005**	**961**	**847**
Investments for renovation and maintenance (1)	30	(405)	(316)	(284)
Free cash flow		**600**	**645**	**563**
Investments for expansion and technology (2)	31	(923)	(802)	(586)
Proceeds from disposals of assets (3)		535	660	461
Decrease/(increase) in working capital	(*)	(99)	(46)	78
Non-operating (gains) losses		(36)	(39)	(63)
Net cash provided (used) by operating and investing activities		**77**	**418**	**453**
Dividends paid (4)		(271)	(326)	(294)
Share issues/(reduction in capital) (5)		(1)	12	–
Effect of exchange rate changes (6)	(*)	(109)	144	173
Impact of changes in scope of consolidation on provisions and minority interests (7)		2	3	8
Reclassification of Compass shares as long term investments		–	(204)	–
Decrease/(increase) in net debt	28	**(302)**	**47**	**340**
Net debt at beginning of period		(2,547)	(2,849)	(2,802)
Net debt at end of period		(2,849)	(2,802)	(2,462)
Decrease/(increase) in net debt	28	**(302)**	**47**	**340**
Net cash from operating activities	(*)	**870**	**672**	**862**
Net cash used by investing activities (1) + (2) + (3)		**(793)**	**(458)**	**(409)**
Net cash provided (used) by financing activities (4) + (5)		**(272)**	**(314)**	**(294)**
Other cash flows (6) + (7)	(*)	**(107)**	**147**	**181**
Decrease/(increase) in net debt (see note 28)		**(302)**	**47**	**340**

(*) Changes in working capital in 2001 and 2002 included negative translation adjustments in the amount of €16 million and €119 million respectively. These adjustments had no impact on cash flows and were therefore reclassified under "Effect of exchange rate changes".

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY
(excluding minority interests)

in € millions	Number of shares outstanding	Capital stock	Additional paid-in capital	Cumulative translation adjustment[1]	Retained earnings and net income	Consolidated shareholders' equity
At December 31, 2001	**197,364,684**	**592**	**1,892**	**255**	**1,400**	**4,139**
Issuance of shares:						
• On conversion of bonds						
• On exercise of stock options	51,000	–	–			
• Purchases of treasury stock						
• Mergers						
• Employee share issue	314,135	1	11			12
Gross dividends paid					(298)	(298)
Translation adjustments				(390)		(390)
Net income for the year					430	430
At December 31, 2002	**197,729,819**	**593**	**1,903**	**(135)**	**1,532**	**3,893**
Issuance of shares:						
• On conversion of bonds						
• On exercise of stock options	1,000	–	–			
• Purchases of treasury stock						
• Mergers						
• Employee share issue						
Gross dividends paid					(264)	(264)
Translation adjustments				(312)		(312)
Net income for the year					270	270
At December 31, 2003[2]	**197,730,819**	**593**	**1,903**	**(447)**	**1,538**	**3,587**

(1) Including a €14 million negative adjustment related to euro-zone countries at December 31, 2001
Including a €15 million negative adjustment related to euro-zone countries at December 31, 2002
Including a €17 million negative adjustment related to euro-zone countries at December 31, 2003

(2) At December 31, 2003, Accor held 1,528,731 shares in treasury stock, for €55 million. These shares have been deducted from shareholders' equity at cost.

The €312 million negative translation adjustment for 2003 primarily concerns the US dollar. The euro's appreciation against the dollar resulted in a negative translation adjustment to the value of the Group's North American assets, mainly Motel 6 and Red Roof Inns, in the amount of €237 million for 2003.

The US dollar/euro exchange rates used were:

- 0.8813 at December 2001
- 1.0487 at December 2002
- 1.2630 at December 2003

KEY MANAGEMENT RATIOS

	Notes	2001	2002	2003
Gearing	a	67%	70%	67%
Adjusted Funds From Operations / Adjusted Net Debt	b	17.3%	16.5%	15.7%
Interest Cover	c	5.4x	5.6x	5.6x
Return on Capital Employed	d	11.5%	10.7%	9.2%
Value creation (in € millions)	e	291	278	208

Note a: Gearing corresponds to the ratio of net debt to shareholders' equity (including minority interests).

Note b: Based on the method used by the main rating agencies, the adjusted funds from operations / adjusted net debt ratio is calculated as follows :

- Funds from operations (see consolidated statement of cash flows) are adjusted by adding back two-thirds of rental expense;
- Net debt is adjusted to take into account business acquisitions and disposals, prorated on the basis of the impact on the income statement. For example, the proceeds from a disposal carried out on December 31 will be eliminated in full from the cash equivalents used to compute net debt. Adjusted net debt includes eight times annual rental expense in accordance with the methods recommended by the three leading rating agencies.

Note c: Interest cover corresponds to Ebitdar expressed as multiple of net interest expense plus one-third of rental expense.

Note d: Return on Capital Employed (ROCE) is defined below.

Note e: Value creation was calculated as follows for 2001, 2002 and 2003:

		2001	2002	2003
Cost of equity(1)		9.05%	8.74%	8.15%
Cost of debt (after tax)		2.85%	2.62%	2.33%
Equity / debt weighting	– Equity	60.03%	58.13%	59.93%
	– Debt	39.97%	41.87%	40.07%
Weighted average cost of capital (WACC)(2)		**6.57%**	**6.18%**	**5.82%**
ROCE after tax(3)		**9.06%**	**8.56%**	**7.63%**
Capital employed (see ROCE below) (in € millions)		**11,689**	**11,846**	**11,599**
Value creation (in € millions)(4)		**291**	**278**	**208**

(1) The Beta used to calculate the cost of equity for 2001, 2002 and 2003 was 1.0.

(2) WACC is determined as follows :

$$\text{Cost of Equity} \times \frac{\text{Equity}}{(\text{Equity} + \text{Debt})} + \text{Cost of Debt} \times \frac{\text{Debt}}{(\text{Equity} + \text{Debt})}$$

(3) ROCE after tax is determined as follows:

$$\frac{\text{Adjusted Ebitda} - [(\text{Adjusted Ebitda} - \text{depreciation and operating provision expense}) \text{ X tax rate}]}{\text{Capital employed}}$$

For example, the data used at December 31, 2003 were as follows:

Adjusted Ebitda:	€ 1,070 M	(see ROCE below)
Depreciation and operating provision expense:	€ -436 M	
Normative tax rate:	29.1%	
Capital employed:	€ 11,599 M	(see ROCE below)

(4) Value creation is determined as follows: (ROCE after tax – WACC) X Capital employed

The impact of a 0.1 increase or decrease in the Beta would have been €28 million in 2001, €28 million in 2002 and €28 million in 2003.

RETURN ON CAPITAL EMPLOYED (ROCE)

Return on Capital Employed (ROCE) is a key management indicator used internally to measure the performance of the Group's various businesses. It is also an indicator of the profitability of assets that are either non-consolidated or accounted for by the equity method. It is calculated on the basis of aggregated amounts derived from the consolidated financial statements:

- Adjusted Ebitda: for each business, total of Ebitda, plus financial revenues (dividends and interest income) generated by unconsolidated assets, plus share in the net income of companies accounted for by the equity method;
- Capital employed: for each business, total value of fixed assets, based on average cost of total of gross assets, plus working capital.

ROCE corresponds to the ratio between adjusted Ebitda and average capital employed for the period. In December 2003, ROCE stood at 9.2% versus 10.7% the previous year.

Excluding hotels under construction (representing capital employed that does not currently generate any Ebitda), ROCE would have been 11.0% in December 2002 versus 9.4% in December 2003.

in € millions	2001	2002	2003
Capital employed at year-end	12,020	11,601	11,250
Adjustments related to business acquisitions and disposals (1)	(355)	203	283
Effect of exchange rate changes on capital employed (2)	24	42	66
Capital employed	**11,689**	**11,846**	**11,599**
Ebitda	1,273	1,210	1,039
Interest income on external loans and dividends	47	40	37
Income from companies accounted for by the equity method	20	14	(6)
Other adjustments	–	–	–
Adjusted Ebitda	**1,340**	**1,264**	**1,070**
ROCE (Adjusted Ebitda / Capital employed)	**11.5%**	**10.7%**	**9.2%**

(1) For the purpose of calculating ROCE, capital employed in businesses acquired or disposed of during the year is prorated over the period of ownership. For example, the capital employed in a business acquired on December 31 that did not generate Ebitda during the year would not be included in the calculation.

(2) Capital employed is translated at the average exchange rate for the year, corresponding to the rate used to translate Ebitda.

Return on capital employed ((1)/(2) ratio) over a 12-month rolling period broke down as follows:

Activities	2001	2002	2003
HOTELS	**11.3%**	**10.2%**	**8.7%**
Upscale and Midscale*	10.5%	9.2%	6.8%
Economy**	15.3%	14.8%	15.1%
Economy United States	10.0%	8.8%	7.2%
SERVICES	**25.8%**	**26.7%**	**24.2%**
Other businesses			
Travel Agencies	3.0%	9.0%	6.9%
Casinos	16.6%	14.5%	15.5%
Restaurants	11.9%	11.0%	11.0%
Onboard train services	7.5%	8.9%	9.5%
Other	1.4%	2.5%	2.6%
Total Group	**11.5%**	**10.7%**	**9.2%**

* 9.9% and 7.1% excluding hotels under construction in 2002 and 2003 respectively.

** 15.5% and 15.8% excluding hotels under development in 2002 and 2003 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Accor Group have been prepared in accordance with French generally accepted accounting principles, including the Group adopted standard CRC 99-02.

As of January 1, 2003, the Group adopted standard CRC 2000-06 concerning liabilities. This change in method had no impact on either opening shareholders' equity or net income for the period. In view of the international scope of its businesses, where alternative accounting treatments are allowed under French rules, the Group has selected the accounting treatment that most closely reflects international accounting practices (capitalization of finance leases, full recognition in the balance sheet of employee benefit obligations included in unrealized exchange gains and losses).

The financial statements of consolidated companies, prepared in accordance with local accounting principles, have been restated to conform to Group principles prior to consolidation.

A. Consolidation methods

The companies over which the Group exercises exclusive control, directly or indirectly, are fully consolidated.

Companies controlled and operated jointly by Accor and a limited number of partners are proportionally consolidated.

Companies over which the Group exercises significant influence are accounted for by the equity method. Significant influence is considered as being exercised when the Group owns between 20% and 50% of the voting rights, directly or indirectly.

B. Goodwill

In the year following the acquisition of a consolidated company, fair value adjustments are made to the identifiable assets and liabilities acquired. In subsequent years, these fair value adjustments follow the same accounting treatment as the items to which they relate.

Goodwill, representing the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets at the date of acquisition, after the fair value adjustments, is amortized over the estimated period of benefit, not to exceed 40 years. The amortization period is determined based on the nature of the acquired business and prevailing market conditions, as well as the operating assumptions applied and projections made at the time of acquisition.

The amortization periods applied are as follows :

• Hotels	40 years
• Onboard train services	40 years
• Services	40 years
• Travel agencies	20 years
• Restaurants	20 years
• Casinos	20 years

In the case of an unfavorable change in these factors, the amortization period may be shortened or the unamortized goodwill may be written down.

C. Foreign currency translation

The balance sheets of foreign subsidiaries are translated into euros at the closing period exchange rate, and their income statements are translated at the average rate of the year. The resulting differences are recorded as a separate component of shareholders' equity under "Cumulative translation adjustment".

In the case of subsidiaries operating in hyper-inflationary economies, non-monetary balance sheet items are translated at the historical exchange rate, while monetary items are translated at the closing period exchange rate. Income statement items related to non-monetary balance sheet items are also translated at the historical rate.

Other income statement items are translated at the average rate for the month in which the translation was recorded. Differences resulting from the application of this method are recorded in the income statement under "Net interest expense".

D. Fixed assets

D.1 Intangible fixed assets

Intangible fixed assets are stated at cost. Start-up costs and organization expenses are amortized over a maximum period of five years. Lease rights are usually amortized over the life of the lease. As of January 1, 2002 business rights, networks and brand names are included in goodwill and amortized by the straight-line method over maximum periods described in the above note B.

Intangible assets recognized in connection with business combinations are valued on the basis of estimates obtained from independent experts. These estimates are produced using relevant criteria for the business concerned, which are also applied in subsequent years to determine whether the related assets concerned have suffered any impairment.

- Identified brands are valued by applying a range of criteria, taking into account the level of brand recognition and the profits generated by the business conducted under the brand concerned.

- Market shares of services and onboard train services businesses representing investments made to strengthen the Group's market position are valued based on projections of future revenues and earnings.
- Brands and market shares are not amortized. They are assessed at regular intervals and whenever an event occurs which appears to indicate that their value may not be recoverable. If their fair value, as determined using the criteria applied at the time of acquisition, is lower than their net book value and the impairment in value is of a permanent nature, a provision is booked for the difference.

D.2 Property, plant and equipment

Property, plant and equipment are stated at cost, including capitalized interest. They are depreciated on a straight-line basis over the following useful lives:

• Formule 1 / Etap / Motel 6 / Red Roof / Studio 6 hotels	40 years
• Other hotels	60 years
• Onboard train services rolling stock	20 years
• Other buildings	10 to 30 years
• Fixtures and fittings, furniture	5 to 10 years

D.3 Finance leases, sale and lease-back transactions

In accordance with the recommended French accounting method dealing with leases, assets acquired under finance leases are capitalized. The Group qualifies as finance leases any leases that transfer substantially all of the risks and rewards of ownership to the lessee. The related assets are capitalized and depreciated over their estimated useful lives, and an obligation in the same amount is recorded under liabilities.

The gain on assets sold under sale and lease-back agreements with all the characteristics of a finance lease is deferred and recognized in the income statement over the life of the lease, except in the case of a permanent impairment in value of the asset.

All other leases are treated as operating leases. Payments under these leases are recorded directly in the income statement. Future payments under operating leases are presented in note 5 below. Gains on assets sold under sale and lease-back agreements with all the characteristics of an operating lease, where the sale price and rent are based on market values determined most frequently by an independent expert, are recognized directly in income.

D.4 Other capital assets

Long-term financial portfolio investments and investments in non-consolidated companies are recorded at cost.

D.5 Long-lived assets

Long-lived assets are stated at cost. Assets whose value is impaired are written down to fair value, or market value in the case of assets that are intended to be sold.

Fair value of intangible assets and goodwill

At each year-end, the Group determines whether there are any indicators of an impairment in value of intangible assets. These indicators may include a fall in Ebit or a loss of market share.

Where there is an indication that the value of an intangible asset may be impaired, if the asset is not intended to be sold, its fair value is assessed using the discounted cash flow method, including a final value determined by reference to the long-term rate of growth in revenues generated by the asset. The valuation is generally based on a maximum of five years' projected cash flows and a pre-tax discount rate.

Allowances for impairment in value are charged to the income statement under "Gains and losses on management of other assets" and/or "Amortization of goodwill" (See note 1.P.6).

Fair value of property, plant and equipment

At each year-end, the Group determines whether there are any indicators of an impairment in value of property, plant and equipment. These indicators may include a fall in Ebitdar or a decline in prices on the real estate market. Where there is an indication that the value of an asset may be impaired, its fair value is assessed based on a multiple of Ebitda and on the discounted cash flow method, including a final value determined by reference to the long-term rate of growth in revenues generated by the asset. As in the case of intangible assets, the valuation is generally based on a maximum of five years' projected cash flows and a pre-tax discount rate.

The amount of the impairment is determined by comparing the net book value of the asset with the higher of the values obtained by applying the two recommended methods described above. Allowances for impairment in value are charged to the income statement under "Gains and losses on management of the hotel portfolio" (See note 1.P.5).

Fair value of investments in non-consolidated companies

The fair value of investments in non-consolidated companies is based on the Group's equity in the underlying revalued net assets, the earnings outlook of the company concerned and other indicators. The fair value of long-term financial portfolio investments reflects the general outlook for the company concerned and therefore does not systematically correspond to market value in the case of listed shares.

E. Inventories

Inventories are stated at the lower of weighted average cost and probable realizable value. Moreover, they include assets held for resale.

F. Service voucher reserved funds

As a result of legal restrictions on the use of Ticket Restaurant operating funds in France, these funds are held in special escrow accounts.

G. Marketable securities

Market securities are stated at the lower of cost and market.

H. Deferred charges

Deferred charges include :

- Costs incurred prior to the opening of new hotels and restaurants, which are written off over three years in the case of hotels and over one year in the case of restaurants.
- Costs related to the acquisition of fixed assets, which are written off over a maximum of five years.
- Bond issuance costs, which are written off over the life of the issue.
- Costs related to the development of data processing systems, which are written off over the useful life of the systems. They are included in "other receivables and accruals".

I. Prepaid expenses

Prepaid expenses correspond to expenses paid during a given period but related to the following periods. They also include the rental expenses which are charged to the income statement on a straight-line basis over the life of the lease (see note 5). They are included in "other receivables and accruals".

J. Payroll costs

Payroll costs include all sums paid by the Company to its salaried employees, including employee profit-sharing.

K. Provisions

Accor complies with standard CRC 00-06 issued on December 7, 2000, incorporating Conseil National de la Comptabilité recommendation 00-01 of April 20, 2000 on the accounting treatment of liabilities. Provisions are booked when, at the period end, an obligation exists towards a third party that is probable or certain of giving rise to an outflow of resources and no economic benefit of equivalent value is expected in return. The obligation may be legal, regulatory or contractual. The amount of the provision depends on the type of obligation and is determined on a best-estimate or statistical basis.

Effective from January 1, 2000, full provision is made for retirement commitments, in accordance with the recommended method contained in standard CRC 99-02 issued by the Comité de la Réglementation Comptable.

Obligations under defined benefit plans are calculated in accordance with IAS 19. The amount of the obligation is estimated by the projected unit credit method, based on actuarial assumptions concerning future salary levels, retirement age, mortality and staff turnover rates and discount rates. The assumptions applied take into account macro-economic conditions in the countries where the Group operates and other specific circumstances.

The projected benefit obligation was determined by taking into account the fair value of plan assets. Unamortized actuarial gains and losses at that date were not charged to opening shareholders' equity.

Actuarial gains and losses arising from changes in actuarial assumptions are recorded directly in provisions for contingencies and charges.

L. Foreign currency conversion

Transactions carried out by Group companies in currencies other than their local currency are converted at the exchange rate ruling on the transaction date.

Foreign currency receivables and payables other than those for which the exchange rate has been fixed by means of a hedging contract are converted into euros at the closing period exchange rate and the resulting unrealised exchange gain or loss is recorded in the income statement under "Net interest expense".

M. Deferred taxes

Deferred taxes are recognized by the liability method for all temporary differences between the book value of assets and liabilities and their tax basis. Under the liability method, deferred taxes recognized in prior years are adjusted at the year-end based on the latest known tax rate. The effects of the change in tax rate are stated in the income statement of the periods that are concerned by the tax rate variation.

Deferred tax assets on ordinary and evergreen tax loss carry-forwards are recognized only if they are almost certain of being recovered in the foreseeable future. Deferred tax liabilities are included in "Provisions for contingencies and charges".

N.1 Stock options

Certain subsidiaries, mainly in the United States and in France, have set up employee stock option plans. As these subsidiaries are not listed, the Group is committed to buying back the shares issued on exercise of the options, at a price based on their fair values (generally corresponding to a multiple of Ebitda less net debt).

At each year-end, the Group estimates the impact of the exercise of stock options on its equity in the net assets of the subsidiary concerned. The potential dilutive effect is provided for. The provision is charged to the income statement under "Gains and losses on management of other assets".

Stock options granted by the parent company do not affect consolidated net income. When the stock options are exercised, the Group records the shares issued as a capital increase according to the payments received from the employees concerned.

N.2 Accor shares held by the Group

Accor SA shares held by the parent company and/or its subsidiaries are recorded as marketable securities, when the shares were specifically acquired for allocation to employees or to stabilize the share price. In all other case, they are deducted from consolidated shareholders' equity.

Accor SA shares held as marketable securities are recorded at the lower of cost and market. Provisions for impairment and any gain or loss on the sale of these shares are posted to the income statement.

In all other cases, the gain or loss on the sale of treasury stock and the related tax effect is directly recorded in consolidated shareholders' equity, without impacting net income for the year. These shares are not written down.

O. Financial instruments

Gains and losses on financial instruments acquired as hedges are accounted for on a symmetrical basis with the loss or gain on the hedged asset or liability.

P. Income statement and statement of cash flows

The consolidated income statement and statement of cash flows are presented on the same basis as the management reporting schedules used to manage the business.

P.1 Revenues

Revenues correspond to the value of products and services sold in the normal course of business by fully and proportionally consolidated companies. These revenues include:

- Hotels : for directly owned ans leased hotels, all revenues received from customers (including accommodation, catering and other services); for hotels managed under management or franchise contracts, the management or franchise fee;
- Services: fees received from client companies and participating restaurants, royalties for the use of trademarks and technical assistance fees;
- Travel agencies: ticket sales, car rental and hotel booking commissions, service fees and margins on vacation package sales without risk;
- Onboard train services: sleeping compartment and food services billed to railway operators and subsidies received;
- Casinos: gross receipts from gaming activities (slot machines and traditional casino games).

P.2 Other operating revenues

Other operating revenues include interest income on service voucher reserved funds. These revenues plus the revenues defined above together represent the headline consolidated revenue figure used in Group communications.

P.3 Ebitdar

Earnings before interest, tax, depreciation, amortization and rental expense (Ebitdar) correspond to revenues less operating expenses. Ebitdar is used as a key management ratio.

P.4 Profit before tax

Profit before tax corresponds to earnings after net interest expense and income from companies accounted for by the equity method. It therefore represents an indicator of Group performance after taking into account financing costs.

P.5 Gains and losses on management of hotel properties

This item includes not only gains and losses on management of hotel properties, but also movements in provisions for impairment in value on properties that are not intended to be sold. The disposals represent routine hotel portfolio management transactions, and are not directly related to the management of continuing operations.

P.6 Gains and losses on management of other assets

This item corresponds to gain and losses on disposals of fixed assets other than hotels and movements in provisions for impairment in the value of these assets, as well as other non-operating gains and losses. The transactions concerned are not directly related to the management of continuing operations.

P.7 Exceptional items (net of taxes and of minority interests)

Exceptional items correspond to income and expense that are exceptional in terms of their amount and frequency and which do not relate to the Group's continuing operations. They primarily concern significant changes in the portfolio.

P.8 Consolidated statement of cash flows

The consolidated statement of cash flows is presented on the same basis as the management reporting schedules used internally to manage the business. It shows cash flows from operating and investing activities on the one hand and cash flows from financing activities on the other.

Cash flows from operating and investing activities include:

- Funds from operations after changes in deferred taxes and capital gains or losses on disposals of assets.
- Investments for renovation and maintenance expenditure to maintain existing operating assets in a good state of repair.
- Investments for expansion, including the fixed assets of newly-consolidated subsidiaries and additions to fixed assets of existing subsidiaries.
- Proceeds from the disposal of assets.
- The net change in working capital.

Q. Earnings per share

The accounting rules and methods used to calculate basic and diluted earnings per share comply with IAS 33 recommendation 27 of the Ordre des Experts Comptables Français.

NOTE 2 CHANGES IN THE SCOPE OF CONSOLIDATION

A. Disposals

A.1 Disposals and lease-back of hotel buildings

In 2002, the Group disposed of:

- 2 Upscale and Midscale hotels in Eastern Europe (in Budapest and Warsaw), for total proceeds of €47 million.
- 21 Economy properties (Ibis, Etap and Formule 1) in France, Poland and the Netherlands, for total proceeds of €146 million.
- 7 Upscale and Midscale hotels (6 Novotel and 1 Mercure) for total proceeds of €75 million.
- 2 Suitehotel Properties in France for total proceeds of €23 million.

During the first half of 2003, the Group disposed of €265 million worth of buildings, followed by lease contract :

- 4 Upscale and Midscale hotels in France, for total proceeds of €46 million.
- 2 Upscale and Midscale hotels in the United Kingdom of €51 million.
- 5 properties in Hungary for total proceeds of €88 million.
- 15 Economy properties in France, United Kingdom and Spain for total proceeds of €73 million.

A.2 Disposals of hotels

Accor also sold the buildings and business rights of hotels for a total amount of €94 million in 2001, €121 million in 2002 and €101 million in 2003.

In 2002, the disposals were related to:

- 2 Upscale and Midscale hotels in London for total proceeds of €83 million.
- 1 Economy property in Montreal for total proceeds of €5 million.

During the first half of 2003, the €101 million in disposals were related to:

- 1 Upscale and Midscale property in Portugal, for total proceeds of €4 million.
- 11 Upscale and Midscale and Economy properties in Poland, for total proceeds of €64 million.
- 4 Economy properties in France, for total proceeds of €3 million.
- 3 Upscale and Midscale hotels in France, for total proceeds of €8 million.
- 1 Economy property in the United States, for total proceeds of €3 million.
- 1 Upscale and Midscale hotel in Brazil, for total proceeds of €2 million.

A.3 Accor-Colony Capital partnership in Accor Casinos

In 2001, Accor and the American investment fund Colony Capital signed an agreement aimed at creating Europe's leading group of casinos. As a consequence of this partnership, Colony Capital acquired 50% of Accor Casinos, (6% in 2001 and 44% in 2002). Accor continues to manage the company.

The deal was based on an enterprise value of €450 million and generated an after-tax consolidated capital gain of €68 million (see Note 13).

Accor has granted a €80 million loan to Colony Capital (see Note 17).

In January 2004, the Barrière Desseigne family, Accor and Colony Capital signed an agreement based on the combination of the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière (SHCLB), Société des Hôtels et Casino de Deauville (SHCD), Accor Casinos, and their respective subsidiaries.

The Barrière Desseigne family currently owns 100% of SHCLB and 54% of SHCD. Accor owns 35% of SHCD and 50% of Accor Casinos, with Colony Capital owning the remaining 50% of Accor Casinos.

Following this agreement, Accor will hold 34% of the Lucien Barrière Group and will be consolidated using the proportional method. The new shareholding structure will be accompanied by a shareholders' agreement setting forth the Group's governance, in particular with respect to certain of the Group's major decisions. Under the agreement, Colony Capital will have an option to sell its shareholding to Accor, with Accor holding a similar option to buy Colony Capital's interest.

Pro forma for the transaction, gross revenues for the Group were approximately €900 million for FY2003. The Group will operate 37 casinos, with close to 5,000 slot machines in locations that include Deauville, Enghien, La Baule, Montreux, Bordeaux, Biarritz and Nice. Additionally, the Group will operate 13 luxury hotels and a substantial restaurant business, including Fouquet's on the Champs-Elysées in Paris.

The agreement is subject to certain conditions precedent, in particular approval by the antitrust authorities and the casino supervisory authorities. Regarding this, the agreement had no impact on consolidated accounts as of December 31, 2003.

B. Investment program

B.1 Acquisition of 20% of Orbis in August 2000, 5% in 2001, 2.17% in 2002 and 8.41% in 2003

In August 2000, as part of the Polish State's privatisation program, Accor acquired a 20% interest in the capital of the Polish hotel and tourism group Orbis, for a total investment of €81 million. Orbis, which also operates travel agencies and casinos, is Poland's leading hotel operator, with 55 properties (10,439 rooms) located in the country's 25 largest cities. The hotels have been renovated and were re-opened under Accor tradenames since 2001. In 2001, an additional 5% stake in Orbis was acquired for €12 million, raising the Group's interest to 25%. In 2002, an additional 2.17% stake in Orbis was acquired for €4.7 million from minority shareholders, raising the Group's interest to 27.17%. In 2003, an additional 8.41% stake in Orbis was acquired for €20 million from minority shareholders, raising the Group's interest to 35.58%. In October 2003, Accor sold directly owned hotels in Poland to Orbis for €64 million (8 Ibis et 3 Novotel).

B.2 Acquisition of 70% of Go Voyages
Accor acquired an initial 38.5% of Go Voyages in 2000 for a total price of €11.9 million. In 2002, another 21.5% of the company was acquired for €12.3 million, raising the Group's interest to 60%. In 2003, Accor increased its participation in Go Voyages by 10%, for an amount of €7.2 million, raising Group's interest to 70%. Following implementation of innovative IT tools, Go Voyages is one of the most active and most efficient players in the travel and tourism market, especially on the Internet.

B.3 Acquisition of 40.19% of the capital of Dorint AG
During the second half of 2002, agreements were signed with German hotel group Dorint AG and its major shareholder, Dr. Herbert Ebertz.

In September 2002, Accor SA acquired a 16.79% interest in Dorint AG through a capital increase. The shares were recorded in the Accor SA's balance sheet under "investment in non consolidated companies". In addition, another 13.21% of the company's capital was placed in an escrow account. This breakdown corresponds to the accounting treatment of the transaction in the parent company accounts.

In the consolidated accounts, which were published after the European Union competition authorities had approved the transaction, the shares held in escrow were considered as investment securities and accounted for as "other financial investments". At December 31, 2002, the total investment amounted to €49.7 million.

Accor did not exercise any significant influence over Dorint in 2002, and consequently did not account for the company by the equity method in the 2002 financial statements.

Accor has accounted for Dorint by the equity method since February 1, 2003, date of the definitive agreement between Accor and Dorint.

Accor might also purchase an additional 25% of the company at any time between 2008 and 2010 by exercising a call option granted by Dr. Ebertz. This option is based on a multiple of Ebitda less consolidated net debt, with a minimum fixed purchase price of €45 million. Lastly, Accor granted Dr. Ebertz a €35 million loan and gave Dorint AG a €25 million bank guarantee, *pari passu* with Dr. Ebertz. Today, Dorint AG owns 88 hotels totalling 15,400 rooms.

Moreover, the Management Board and Supervisory Board of Dorint AG have approved the creation of a strategic partnership with Accor, based on franchise and marketing agreements. All Dorint hotels will be co-branded as Dorint-Sofitel, Dorint-Novotel and Dorint-Mercure properties. The Dorint sales and marketing teams have been integrated into the Accor network since February 1, 2003.

As mentioned above, since February 1, 2003, Accor has accounted for the Dorint Group by the equity method based on the portion of capital held during the period, namely 30%.

At the end of the first half 2003, as part of a capital increase underwritten by Accor and Dr. Ebertz, Accor acquired a further 10.19% for a total price of €13.2 million, raising Group's interest to 40.19%, a rate at which Accor accounted for the Dorint Group by the equity method during the second half 2003.

The portion of income of the eleven months of activity of Dorint amounted to €-5.3 million.

At the beginning of 2004, Accor announced its support for the long-term plan proposed by the Dorint Management Board and approved by the Supervisory Board. The plan is designed to position the German hotel company to benefit from the coming economic recovery in Germany.

The plan, which extends measures undertaken in 2003 to reduce rental expense and operating costs, is based on the following measures:

- A €30 million new share issue.
- An additional issue of new shares and/or dividend rights certificates in a maximum amount of €25 million.
- The implementation of a management contract of Dorint hotels by Accor Germany, in order to improve their sales and operating performance as part of the co-branding strategy now being deployed with the Sofitel, Novotel and Mercure brands.

The plan will be submitted to Dorint shareholders for approval at an Extraordinary Shareholders' Meeting. The company's two largest shareholders, Accor and the Ebertz family, have announced their support for the plan, with Accor taking up its full stake in the share, for no more than 40.19% of the total, and/or dividend rights certificate issue.

B.4 Other investments (external and organic growth)
Taking into account external and organic growth, since January 1, 2003, the Group has opened or acquired 170 hotels (22,015 rooms) and closed 105 hotels (9,419 rooms).

B.4.a Hotel portfolio by brand and type of operation at December 31, 2003

In number of hotels	Owned	Leased	Managed	Franchised	Total
Sofitel	28	44	79	28	179
Novotel	67	154	92	75	388
Mercure	54	202	198	272	726
Ibis	120	265	57	209	651
Etap Hotel	77	95	8	107	287
Formule 1	220	135	1	15	371
Red Roof Inns	97	154	–	98	349
Motel 6 / Studio 6	232	491	1	156	880
Other	7	13	39	4	63
Total	**902**	**1,553**	**475**	**964**	**3,894**
Total in %	*23.2%*	*39.9%*	*12.2%*	*24.8%*	*100.0%*

In number of rooms	Owned	Leased	Managed	Franchised	Total
Sofitel	4,537	9,852	16,283	5,637	36,309
Novotel	9,873	23,679	19,874	13,842	67,268
Mercure	5,427	28,108	24,640	28,064	86,239
Ibis	13,242	33,071	8,110	15,527	69,950
Etap Hotel	5,657	8,361	699	8,059	22,776
Formule,1	16,289	10,555	103	1,004	27,951
Red Roof Inns	11,871	17,637	–	8,701	38,209
Motel 6 / Studio 6	25,645	55,817	59	10,947	92,468
Other	1,363	1,862	8,291	717	12,233
Total	**93,904**	**188,942**	**78,059**	**92,498**	**453,403**
Total in %	*20.7%*	*41.7%*	*17.2%*	*20.4%*	*100.0%*

B.4.b Hotel portfolio by region and type of operation at December 31, 2003

In number of hotels	Owned	Leased	Managed	Franchised	Total
France	385	367	88	454	1,294
Europe excluding France	125	440	49	225	839
North America	334	652	6	254	1,246
Latin America/Caribbean	25	22	94	15	156
Other countries	33	72	238	16	359
Total	**902**	**1,553**	**475**	**964**	**3,894**
Total in %	*23.2%*	*39.9%*	*12.2%*	*24.8%*	*100.0%*

In number of rooms	Owned	Leased	Managed	Franchised	Total
France	31,721	43,720	8,436	33,722	117,599
Europe excluding France	14,782	56,375	7,576	34,622	113,355
North America	39,233	75,786	1,387	19,648	136,054
Latin America/Caribbean	4,132	3,748	12,733	1,799	22,412
Other countries	4,036	9,313	47,927	2,707	63,983
Total	**93,904**	**188,942**	**78,059**	**92,498**	**453,403**
Total in %	*20.7%*	*41.7%*	*17.2%*	*20.4%*	*100.0%*

B.4.c Hotel portfolio by region and brand at December 31, 2003

In number of hotels	France	Europe (excl. France)	North America	Latin America/ Caribbean	Other Countries	Total
Sofitel	38	48	11	19	63	179
Novotel	120	160	6	21	81	388
Mercure	287	264	–	82	93	726
Ibis	338	244	–	31	38	651
Etap Hotel	211	75	–	–	1	287
Formule 1	285	44	–	2	40	371
Red Roof Inns	–	–	349	–	–	349
Motel 6 / Studio 6	–	–	880	–	–	880
Other	15	4	–	1	43	63
Total	**1,294**	**839**	**1,246**	**156**	**359**	**3,894**
Total in %	*33.2%*	*21.6%*	*32.0%*	*4.0%*	*9.2%*	*100.0%*

In number of rooms	France	Europe (excl. France)	North America	Latin America/ Caribbean	Other Countries	Total
Sofitel	6,730	9,106	3,542	2,791	14,140	36,309
Novotel	15,300	28,675	1,835	3,513	17,945	67,268
Mercure	26,627	35,768	–	10,340	13,504	86,239
Ibis	29,778	29,666	–	4,684	5,822	69,950
Etap Hotel	16,176	6,481	–	–	119	22,776
Formule 1	21,108	3,180	–	699	2,964	27,951
Red Roof Inns	–	–	38,209	–	–	38,209
Motel 6 / Studio 6	–	–	92,468	–	–	92,468
Other	1,880	479	–	385	9,489	12,233
Total	**117,599**	**113,355**	**136,054**	**22,412**	**63,983**	**453,403**
Total in %	*26.0%*	*25.0%*	*30.0%*	*4.9%*	*14.1%*	*100.0%*

B.4.d Expected expansion in the Hotel portfolio as of December 31, 2003

In number of rooms, the expected organic growth for the coming years is as follows:

In number of rooms	Owned	Leased	Managed	Franchised	Total
2004	3,657	4,602	5,094	5,034	18,387
2005	2,321	8,139	2,064	1,707	14,231
2006	741	3,392	430	76	4,639
2007	637	259	–	–	896
Total	**7,356**	**16,392**	**7,588**	**6,817**	**38,153**

NOTE 3 BREAKDOWN OF CONSOLIDATED REVENUES BY REGION AND BY BUSINESS

in € millions	France	Europe (excluding France)	North America	Latin America/ Caribbean	Other countries	Worldwide structures(1)	2003	2002*	2001
HOTELS	**1,632**	**1,504**	**1,162**	**110**	**352**	**90**	**4,850**	**5,014**	**5,052**
Upscale and Midscale	1,037	999	173	95	301	90	2,695	2,660	2,704
Economy	595	505	–	15	51	–	1,166	1,140	1,022
Economy United States	–	–	989	–	–	–	989	1,214	1,326
SERVICES	**92**	**180**	**11**	**172**	**14**	**2**	**471**	**482**	**498**
Other businesses									
Travel agencies	67	165	103	22	14	11	382	453	499
Casinos	195	–	–	–	17	–	212	253	302
Restaurants	80	235	–	89	16	–	420	432	472
Onboard train services	157	117	–	–	–	3	277	284	277
Holding Companies and Other	129	69	–	11	–	7	216	221	190
Total December 31, 2003	**2,352**	**2,270**	**1,276**	**404**	**413**	**113**	**6,828**		
Total December 31, 2002 (*)	**2,405**	**2,238**	**1,550**	**457**	**383**	**106**		**7,139**	
Total December 31, 2001	**2,420**	**2,155**	**1,714**	**537**	**337**	**127**			**7,290**

(*) Pro forma: to be comparable to 2003 figures, 2002 revenues have been restated, through reallocations among either regions or businesses.

(1) Operating revenues of units of which the revenues (corresponding to royalties) are not generated in a single region are included under worldwide structures.

Consolidated revenues totalled €6,828 million in 2003 versus €7,139 million in 2002, representing a decline of €311 million (4.3%).

The reported year-on-year decrease broke down as follows:

• Like-for-like	+0.1%	+€10 million
• Business expansion	+3.4%	+€244 million
• Currency effect	−5.4%	−€395 million
• Disposals	−2.4%	−€170 million
Change in revenues in 2003	**−4.3%**	**−€311 million**

CHANGE IN CONSOLIDATED REVENUES BY BUSINESS

	Reported	Like-for-like in € millions	Like-for-like in %
HOTELS	**(164)**	**(34)**	**-0.7%**
Upscale and Midscale	35	(15)	-0.6%
Economy	26	10	+0.9%
Economy United States	(225)	(29)	-2.4%
SERVICES	**(11)**	**40**	**+8.4%**
Other Businesses	**(136)**	**4**	
Travel agencies	(71)	(31)	-6.8%
Casinos	(41)	2	+0.8%
Restaurants	(12)	32	+7.4%
Onboard train services	(7)	(4)	-1.4%
Holding Companies and Other	(5)	5	+2.3%
Total Group	**(311)**	**10**	**+0.1%**

CHANGE IN CONSOLIDATED REVENUES BY REGION

	Reported	Like-for-like in € millions	Like-for-like in %
France	(53)	(12)	-0.5%
Europe (excluding France)	32	(5)	-0.2%
North America	(274)	(43)	-2.8%
Latin America	(53)	52	+11.3%
Other countries	30	5	+1.4%
Worldwide structures	7	13	+11.9%
Total Group	**(311)**	**10**	**+0.1%**

Pro forma sales for the first half of 2002 and the first half of 2003, adjusted for the reallocations made in the second half of 2003, are as follows:

in € millions	France	Europe (excluding France)	North America	Latin America/ Caribbean	Other Countries	Worldwide structures	June 2003*	June 2003 Reported	June 2002*	June 2002 Reported
HOTELS	**798**	**723**	**570**	**56**	**157**	**41**	**2,345**	**2,354**	**2,468**	**2,478**
Upscale and Midscale	508	482	83	49	133	41	1,296	1,324	1,296	1,327
Economy	290	241	–	7	24	–	562	542	550	529
Economy United States	–	–	487	–	–	–	487	487	622	622
SERVICES	**46**	**90**	**6**	**82**	**7**	**1**	**232**	**231**	**254**	**247**
Other businesses										
Travel agencies	31	85	55	10	7	5	193	193	237	238
Casinos	92	–	–	–	10	–	102	94	156	148
Restaurants	40	119	–	41	7	–	207	205	237	233
Onboard train services	77	56	–	–	–	1	134	134	138	138
Holding Companies and Other	55	31	–	5	–	2	93	96	95	103
June 2003*	**1,139**	**1,104**	**631**	**194**	**188**	**50**	**3,306**			
June 2003 Reported	**1,139**	**1,104**	**632**	**194**	**187**	**51**		**3,306**		
June 2002*	**1,187**	**1,098**	**793**	**273**	**183**	**51**			**3,585**	
June 2002 Reported	**1,187**	**1,097**	**793**	**274**	**183**	**51**				**3,585**

(*) Pro forma: to be comparable to 2003 figures, 2002 revenues have been restated, through reallocations among either regions or businesses.

NOTE 4 BREAKDOWN OF EBITDAR BY REGION AND BUSINESS

in € millions	France	Europe (excluding France)	North America	Latin America/ Caribbean	Other Countries	Worldwide structures(1)	2003	2002*	2001
HOTELS	**456**	**460**	**386**	**11**	**86**	**40**	**1,439**	**1,581**	**1,631**
Upscale and Midscale	286	274	26	7	64	4	661	694	727
Economy	170	186	–	4	22	36	418	423	387
Economy United States	–	–	360	–	–	–	360	464	517
SERVICES	**31**	**95**	**2**	**72**	**1**	**(12)**	**189**	**203**	**206**
Other businesses									
Travel agencies	6	20	13	(1)	1	7	46	59	36
Casinos	32	–	–	–	6	–	38	46	58
Restaurants	6	23	–	4	1	–	34	32	31
Onboard train services	8	8	–	–	–	1	17	14	13
Holding Companies and Other	(5)	8	–	(3)	–	6	6	1	(4)
Total 2003	**534**	**614**	**401**	**83**	**95**	**42**	**1,769**		
Total 2002*	**563**	**642**	**511**	**96**	**90**	**34**		**1,936**	
Total 2001	**591**	**612**	**572**	**114**	**68**	**14**			**1,971**

(*) Pro forma: to be comparable to 2003 figures, 2002 Ebitdar has been restated, through reallocations among either regions or businesses.

(1) Ebitdar of units of which the revenues (corresponding to royalties) are not generated in a single region is included under Worldwide Structures.

Ebitdar amounted to €1,769 million in 2003, compared with €1,936 million in 2002. The year-on-year decline of €167 million or 8.6% broke down as follows:

• Like-for-like	–€58 million
• Business expansion	+€43 million
• Currency effect	–€131 million
• Disposals	–€21 million
Change in Ebitdar in 2003	**–€167 million**

CHANGE IN EBITDAR BY BUSINESS

in € millions	Reported	Like-for-like
HOTELS	**(142)**	**(81)**
Upscale and Midscale	(33)	(40)
Economy	(5)	(9)
Economy United States	(104)	(32)
SERVICES	**(14)**	**14**
Other Businesses	**(11)**	**9**
Travel agencies	(13)	–
Casinos	(8)	(2)
Restaurants	2	4
Onboard train services	3	3
Holding Companies and Other	5	4
Total Group	**(167)**	**(58)**

CHANGE IN EBITDAR BY REGION

in € millions	Reported	Like-for-like
France	(29)	(23)
Europe (excluding France)	(28)	(13)
North America	(110)	(27)
Latin America	(13)	8
Other countries	5	4
Worldwide Structures	8	(7)
Total Group	**(167)**	**(58)**

Pro forma Ebitdar for the first half of 2002 and the first half of 2003, adjusted for the reallocations made in the second half of 2003, are as follows:

in € millions	France	Europe (excluding France)	North America	Latin America/ Caribbean	Other countries	Worldwide structures	June 2003*	June 2003 Reported	June 2002*	June 2002 Reported
HOTELS	**214**	**215**	**180**	**6**	**35**	**10**	**660**	**659**	**745**	**745**
Upscale and Midscale	132	128	11	4	25	(1)	299	305	332	330
Economy	82	87	–	2	10	11	192	185	182	184
Economy United States	–	–	169	–	–	–	169	169	231	231
SERVICES	**13**	**47**	**–**	**32**	**–**	**(4)**	**88**	**88**	**106**	**106**
Other businesses										
Travel agencies	1	11	9	(1)	1	4	25	25	33	33
Casinos	13	–	–	–	1	–	14	14	24	24
Restaurants	3	10	–	1	–	–	14	14	15	15
Onboard train services	3	2	–	–	–	–	5	6	4	4
Holding Companies and Other	(5)	15	–	(1)	–	2	11	11	6	6
June 2003*	**242**	**300**	**189**	**37**	**37**	**12**	**817**			
June 2003 Reported	**242**	**303**	**189**	**37**	**37**	**9**		**817**		
June 2002*	**258**	**316**	**256**	**57**	**41**	**5**			**933**	
June 2002 Reported	**258**	**318**	**256**	**57**	**41**	**3**				**933**

(*) Pro forma: to be comparable to 2003 figures, 2002 Ebitdar has been restated, through reallocations among either regions or businesses.

NOTE 5 RENTAL EXPENSE

Rental expense amounted to €730 million in 2003 versus €726 million in 2002.

In accordance with international accounting standards (see Note 1.D.3), rental expenses correspond exclusively to operating leases. Finance leases are capitalized and the obligation corresponding to future lease payments is recorded under liabilities in the amount of €207 million (see Note 27).

Rental expenses are charged to the income statement on a straight-line basis over the life of the lease, even if payments are not made on that basis. The annual charge is indexed to an appropriate benchmark, such as the French INSEE new construction index, in order to recognize a constant expense stream on an economic basis. Most leases have been signed for periods exceeding the traditional nine-year term of commercial leases in France, primarily to protect Accor against the absence of commercial property rights in certain countries.

None of these leases include any clauses requiring advance payment of rentals in the event of a downgrading of Accor's credit rating or for other reasons, or any cross-default clauses or covenants.

The amount of €730 million corresponds to 1,553 hotel leases, including 70% with a purchase option and 30% without a purchase option. Usually, the purchase options are fixed in the lease contracts proportionally to the initial value of the owner investment. Generally, these options can be exercise after 10 or 12 years of the lease contract. In addition, some contracts allow the acquisition of goods, based on an expert evaluation, at the end of the contract.

Undiscounted rental expenses were as follows:

in € millions	2001	2002	2003
Upscale and Midscale	(333)	(357)	(373)
Economy	(114)	(131)	(157)
Economy United States	(195)	(189)	(162)
Other	(56)	(49)	(38)
Total	**(698)**	**(726)**	**(730)**

Future minimum undiscounted rentals payable as from January 2004 break down as follows by maturity:

Year	in € millions	Year	in € millions
2004	(703)	2015	(643)
2005	(704)	2016	(629)
2006	(710)	2017	(616)
2007	(706)	2018	(603)
2008	(704)	2019	(478)
2009	(696)	2020	(402)
2010	(689)	2021	(339)
2011	(684)	2022	(286)
2012	(680)	2023	(242)
2013	(678)	> 2023	(1,047)
2014	(660)	**Total**	**(12,899)**

NOTE 6 DEPRECIATION, AMORTIZATION AND PROVISIONS

in € millions	*2001*	*2002*	*2003*
Depreciation and amortization	(435)	(449)	(433)
Provisions	(8)	(6)	(3)
Total	**(443)**	**(455)**	**(436)**

NOTE 7 EBIT BY BUSINESS AND BY REGION

in € millions	France	Europe (excluding France)	North America	Latin America/ Caribbean	Other countries	Worldwide Structures[1]	2003	2002*	2001
HOTELS	**183**	**80**	**77**	**(4)**	**18**	**21**	**375**	**512**	**618**
Upscale and Midscale	106	28	(22)	(5)	9	(11)	105	152	223
Economy	77	52	–	1	9	32	171	198	189
Economy United States	–	–	99	–	–	–	99	162	206
SERVICES	**26**	**87**	**1**	**66**	**(2)**	**(13)**	**165**	**177**	**176**
Other businesses									
Travel agencies	3	8	3	(1)	–	3	16	20	(5)
Casinos	22	–	–	–	6	–	28	33	45
Restaurants	1	16	–	3	–	–	20	16	17
Onboard train services	–	7	–	–	–	–	7	7	7
Holding Companies and Other	(2)	–	–	(4)	–	(2)	(8)	(10)	(28)
Total 2003	**233**	**198**	**81**	**60**	**22**	**9**	**603**		
Total 2002*	**262**	**256**	**139**	**66**	**18**	**14**		**755**	
Total 2001	**282**	**269**	**192**	**81**	**7**	**(1)**			**830**

(*) Pro forma: to be comparable to 2003 figures, 2002 Ebit has been restated, through reallocations among either regions or businesses.

(1) Ebit of units of which the costs and income (corresponding to royalties) are not generated in a single region is included under Worldwide Structures.

Consolidated Ebit amounted to €603 million in 2003, compared with €755 million in 2002. The decline of €152 million or 20.1% broke down as follows:

• Like-for-like	–€76 million
• Business expansion	–€16 million
• Currency effect	–€51 million
• Disposals	–€9 million
Change in Ebit in 2003	**–€152 million**

CHANGE IN EBIT BY BUSINESS

in € millions	Reported	Like-for-like
HOTELS	**(137)**	**(94)**
Upscale and Midscale	(47)	(33)
Economy	(27)	(18)
Economy United States	(63)	(43)
SERVICES	**(12)**	**15**
Other Businesses	**(3)**	**3**
Travel Agencies	(4)	1
Casinos	(5)	(2)
Restaurants	4	5
Onboard Train Services	–	(1)
Holding Companies and Other	2	–
Total Group	**(152)**	**(76)**

CHANGE IN EBIT BY REGION

in € millions	Reported	Like-for-like
France	(29)	(17)
Europe (excluding France)	(58)	(27)
North America	(58)	(32)
Latin America	(6)	16
Other Countries	4	2
Worldwide Structures	(5)	(18)
Total Group	**(152)**	**(76)**

Pro forma Ebit for the first half of 2002 and the first half of 2003, adjusted for the reallocations made in the second half of 2003, are as follows:

in € millions	France	Europe (excluding France)	North America	Latin America/ Caribbean	Other countries	Worldwide Structures	June 2003*	June 2003 Reported	June 2002*	June 2002 Reported
HOTELS	**77**	**26**	**22**	**(1)**	**1**	**2**	**127**	**128**	**213**	**213**
Upscale and Midscale	41	7	(14)	(2)	(2)	(10)	20	23	59	62
Economy	36	19	–	1	3	12	71	69	81	78
Economy United States	–	–	36	–	–	–	36	36	73	73
SERVICES	**11**	**43**	**–**	**28**	**(1)**	**(6)**	**75**	**75**	**90**	**90**
Other businesses										
Travel Agencies	(1)	5	1	(1)	–	4	8	8	11	11
Casinos	8	–	–	–	1	–	9	9	17	17
Restaurants	1	7	–	–	–	–	8	8	8	8
Onboard Train Services	(1)	2	–	–	–	–	1	1	1	1
Holding Companies and Other	(5)	1	–	(3)	–	2	(5)	(6)	(15)	(15)
June 2003*	**90**	**84**	**23**	**23**	**1**	**2**	**223**			
June 2003 Reported	**90**	**87**	**23**	**23**	**1**	**(1)**		**223**		
June 2002*	**106**	**117**	**63**	**40**	**4**	**(5)**			**325**	
June 2002 Reported	**106**	**119**	**63**	**40**	**4**	**(7)**				**325**

(*) Pro forma: to be comparable to 2003 figures, 2002 Ebit has been restated, through reallocations among either regions or businesses.

NOTE 8 NET INTEREST EXPENSE

in € millions	2001	2002	2003
Interest expense	(134)	(106)	(71)
Other financial income and expense	42	40	(3)
Net interest expense	**(92)**	**(66)**	**(74)**

Other financial income and expense breaks down as follows:

in € millions	2001	2002	2003
Dividends from non-consolidated companies and on marketable securities	15	9	6
Exchange gains and losses*	28	44	6
Other movements in financial provisions**	(1)	(13)	(15)
Total other financial income and expense	**42**	**40**	**(3)**

(*) In 2002, the exchange gain was mainly due to capital transactions in the United States (€28 million). The other gains originated from Latin America. In 2003, the exchange gain was mainly due to Latin America.

(**) *The 2003 figure takes into account a €13 million provision for redemption premiums on the OCEANE bond issued in April 2002.*

NOTE 9 INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

This item broke down as follows:

in € millions	2001	2002	2003
Orbis (Poland) (see note 2.B.1)	6	5	4
ABC Hotels (Demeure/Libertel hotels)	–	(2)	(4)
Société des Hôtels et Casino de Deauville (see note 2.A.3)	7	8	7
Investments funds in Tunisia & Morocco (STI & RISMA)	(2)	(4)	(5)
Dorint (Germany) (see note 2.B.3)	–	–	(5)
Asia / Australia Hotels	4	9	1
Other	5	(2)	(4)
Pre-tax income from companies accounted for by the equity method	**20**	**14**	**(6)**

NOTE 10 GAINS AND LOSSES ON MANAGEMENT OF HOTEL PROPERTIES

in € millions	2001	2002	2003
Gains and losses on management of hotel properties	34	84	102
Movement in provisions for impairment in value (note 1.D.5)	(5)	(30)	(34)
Total	**29**	**54**	**68**

The 2002 total includes:

- Net gains on disposals of hotel buildings, mainly in Eastern Europe (€28 million), France (€29 million) and the Netherlands (€29 million);
- €30 million in charges to provisions for impairment in value of hotels, mainly in the United States, the French West Indies and Jordan.

The 2003 total includes:

- Gains on disposals of hotel buildings, primarily in Hungary for €42 million (5 units), France for €34 million (12 units), the United Kingdom for €10 million (4 units) and Poland for €8 million (11 units): see Note 2.B.1.
- €30 million in charges to provisions for impairment in value of assets, held for sale or otherwise, mainly in the United States, Denmark, Portugal, the Dominican Republic and Israel.

NOTE 11 GAINS AND LOSSES ON MANAGEMENT OF OTHER ASSETS

in € millions	2001	2002	2003
Gains and losses on management of other assets	74	(3)	59
Provisions	28	12	(13)
Other non-operating gains and losses	(36)	(39)	(63)
Total	**66**	**(30)**	**(17)**

In 2002, the gains on disposals of other assets mainly consisted in a gain on the disposal of three tour operators in Europe (€12 million), along with a €18 million provision on Granada shares.

Net provision movements of €12 million include €29 million in reversals of provisions for litigation and other contingencies, offset by the recognition, at December 31, 2002, of non-operating losses in the same amount, and net additions to provisions for litigation and others contingencies of €17 million.

Non-operating losses of €39 million principally include the €29 million European tour operators referred to above and a €6 million loss arising from the discontinuation of "Cesta Ticket" in Brazil.

In 2003, gains on disposals of other assets mainly consisted in a €51 million capital gain on the sale of Accor shares, along with a €7 million gain of the disposal of Granada shares.

Non-operating losses primarily comprised €35 million in restructuring costs in Hotel and Tour Operator divisions and €20 million in costs related to several disputes resolved during the period.

NOTE 12 INCOME TAX

Note 12.1 Income tax expense for the year (excluding exceptional items)

in € millions	2001	2002	2003
Current taxes	(161)	(196)	(147)
Deferred taxes	(77)	(30)	(8)
Tax on income from companies accounted for by the equity method	(8)	(8)	(8)
Total	**(246)**	**(234)**	**(163)**

Profit before tax, including net gains on management of hotel properties	787	757	591
Income tax	(246)	(234)	(163)
Effective rate of tax on profit, including net gains on management of hotel properties	**31.3%**	**31.0%**	**27.6%**

FINANCIAL STATEMENTS

Note 12.2 Effective tax rate

in € millions	2001	2002	2003
Profit before tax	758	703	523
Net gains on management of hotel properties	29	54	68
Net gains on management of other assets	66	(30)	(17)
Amortization of goodwill	(102)	(109)	(107)
Pre-tax income	**751**	**618**	**467**
Amortization of goodwill	102	109	104
Elimination of intercompany profits	(3)	13	(13)
Non-deductible asset impairment charges	–	5	13
Other	(43)	11	(13)
Total permanent differences (non-deductible expenses)	**56**	**138**	**91**
Untaxed income and income taxed at reduced rate	**(226)**	**(138)**	**(101)**
Income taxable at the standard rate	**581**	**618**	**457**

Standard tax rate in France	36.42%	35.43%	35.43%
Theoretical tax charge at standard French tax rate	**(211)**	**(219)**	**(162)**
Effect on theoretical tax charge of:			
• Differences in foreign tax rates	8	8	7
• Unutilized tax losses for the year	(42)	(42)	(36)
• Utilization of tax loss carryforwards	18	5	6
• Previously unrecognized deferred tax assets on temporary differences	–	–	(1)
• Other	(17)	(1)	5
Total	**(33)**	**(30)**	**(19)**
Income tax at standard rate	**(244)**	**(249)**	**(181)**
Income tax at reduced rate	**(2)**	**15**	**18**
Income tax recorded in the consolidated income statement	**(246)**	**(234)**	**(163)**

Profit before tax, including net gains on management of hotel properties	787	757	591
Income tax	(246)	(234)	(163)
Effective rate of tax on profit before tax, including net gains on disposal of hotel properties	**31.3%**	**31.0%**	**27.6%**

Note 12.3 Recognized deferred tax assets and liabilities

in € millions	2001	2002	2003
Deferred tax assets	87	60	45
Deferred tax liabilities	(237)	(264)	(284)
Net deferred taxes (1)	**(150)**	**(204)**	**(239)**

(1) Net deferred taxes break down as follows:

in € millions	2001	2002	2003
Deferred taxes on temporary differences in tax system and corporate financial statements	(127)	(101)	(149)
Deferred taxes on differences in consolidation and corporate financial statements	(102)	(184)	(211)
Deferred taxes on taxable losses carried forward	79	81	121
Net deferred taxes	**(150)**	**(204)**	**(239)**

Note 12.4 Unrecognized deferred tax assets

Unrecognised deferred tax assets amounted to €125 million at December 31, 2002 and €150 million at December 31, 2003.

NOTE 13 EXCEPTIONAL ITEMS (NET OF TAXES AND MINORITY INTERESTS)

in € millions	2001	2002	2003
Exceptional items	–	68	–

In 2002, exceptional items include a €68 million gain on the sale of 44% of Accor Casinos to Colony Capital (see note 2.A.3).

NOTE 14 GOODWILL

in € millions	2001	2002	2003
Goodwill (gross)	2,386	2,241	2,353
Total amortizations and provisions	(507)	(562)	(634)
Total net goodwill	**1,879**	**1,679**	**1,719**

in € millions		2001	2002	2003
Motel 6	(40 years)	341	285	228
Upscale and Midscale Hotels, France	(40 years)	195	209	218
Hotels, Australia/Pacific	(40 years)	181	181	195
Travel agencies	(20 years)	212	198	183
Red Roof Inns	(40 years)	237	194	157
Casinos (Accor Casinos and subsidiaries)	(20 years)	194	108	101
Economy Hotels (excluding Motel 6 and RRI)	(40 years)	119	109	97
Hotels, Germany (Dorint)	(8 years)	–	–	82
Hotels, Asia	(20 years)	73	78	56
Hotels, Poland	(40 years)	17	37	41
Hotels, Italy (Sifalberghi)	(40 years)	8	8	33
Hotels, Hungary (Pannonia)	(40 years)	31	31	32
Luncheon Vouchers, Mexico (Dicasa)	(40 years)	10	12	31
Société des Hôtels et Casino de Deauville	(40 years)	28	27	26
Go Voyages	(20 years)	9	20	26
Hotels, Egypt (Gezirah)	(28 years)	–	–	19
Luncheon Vouchers, Sweden (Riskuponger)	(40 years)	–	14	14
Luncheon Vouchers, Romania	(40 years)	–	2	13
Hotels, Netherlands	(40 years)	13	13	12
Luncheon Vouchers, Argentina (Servicios Ticket)	(40 years)	12	9	11
Lenôtre	(20 years)	15	15	11
Luncheon Vouchers, Venezuela (Seremca)	(40 years)	–	2	7
Railway Catering, France	(7 years)	11	9	7
Other (under €6 million)		173	118	119
Total net goodwill		**1,879**	**1,679**	**1,719**

The change in net goodwill breaks down as follows:

in € millions	2001	2002	2003
Total net goodwill at beginning of period	**1,911**	**1,879**	**1,679**
Increase in gross value and impact of changes in scope of consolidation	**88**	**126**	**222**
• Hotels, Germany (Dorint) (see Note 2.B.3)	–	–	90
• Services, Mexico (Dicasa)	–	–	26
• Hotels Italy (Sifalberghi)	–	–	26
• Hotels, Egypt (Gezirah)	–	–	19
• Upscale and Midscale Hotels France	–	12	18
• Accor Services	19	9	17
• Luncheon Vouchers, Romania	–	–	12
• Go Voyages (see Note 2.B.2)	9	11	6
• Hotels, Poland (Orbis) (see Note 2.B.1)	9	25	(6)
• Hotels, Asia	6	12	–
• Other	45	57	14
Disposals during the period	**(36)**	**(28)**	**(7)**
• Accor Casinos (see Note 2.A.3)	(3)	(23)	–
• Other	(33)	(5)	(7)
Amortization	**(102)**	**(109)**	**(107)**
Translation adjustments	**21**	**(116)**	**(79)**
Line-by-line restatement and other changes	**(3)**	**(73)**	**11**
Total net goodwill at end of period	**1,879**	**1,679**	**1,719**

NOTE 15 INTANGIBLE FIXED ASSETS

in € millions	2001	2002	2003
Motel 6 brand(1)	228	191	159
Red Roof Inns brand(1)	136	114	95
Start-up costs	15	17	14
Other networks and brands	11	12	12
Onboard train services market share	75	75	75
Other intangible fixed assets	250	259	235
Total (cost)	**715**	**668**	**590**
Amortization and provisions(2)	(182)	(189)	(206)
Total (net)	**533**	**479**	**384**

(1) Increases in the valuation of the Motel 6 and Red Roof Inns brands are primarily due to changes in the exchange rate of the US dollar against the euro at the balance sheet date (December 31, 2002: 1,0487 – December 31, 2003: 1,2630).

(2) When intangible assets are intended to be sold, an impairment provision is recorded if their estimated market value is lower than the net book value.

NOTE 16 PROPERTY, PLANT AND EQUIPMENT

in € millions	Gross 2001	2002	2003
Land	680	550	503
Buildings	3,280	3,157	3,057
Fittings	1,102	1,217	1,278
Equipment and furniture	1,708	1,674	1,610
Construction in progress	625	332	203
Property, plant and equipment (Gross)	**7,395**	**6,930**	**6,651**

in € millions	Depreciation and provisions 2001	2002	2003
Land	–	–	–
Buildings	(866)	(856)	(848)
Fittings	(569)	(606)	(678)
Equipment and furniture	(926)	(942)	(986)
Construction in progress	(8)	(5)	(6)
Property, plant and equipment (Provision)	**(2,369)**	**(2,409)**	**(2,518)**

in € millions	Net 2001	2002	2003
Land	680	550	503
Buildings	2,414	2,301	2,209
Fittings	533	611	600
Equipment and furniture	782	732	624
Construction in progress	617	327	197
Property, plant and equipment (Net)	**5,026**	**4,521**	**4,133**

Changes in net fixed assets over the three-year period can be analysed as follows:

in € millions	2001	2002	2003
Total at January 1	**4,696**	**5,026**	**4,521**
Changes in scope of consolidation	25	4	35
Disposals	(322)	(403)	(271)
Additions	942	746	580
Depreciation	(399)	(398)	(392)
Translation adjustments	108	(433)	(341)
Reclassifications	(24)	(21)	1
Total at December 31	**5,026**	**4,521**	**4,133**

At December 31, 2003 property, plant and equipment held under finance leases totaled a net €480 million, versus €489 million at December 31, 2002 and broke down as follows:

in € millions	2001	2002	2003
Land and buildings	650	605	615
Fittings, equipment and furniture	81	70	60
Gross cost	**731**	**675**	**675**
Total depreciation and provisions	(191)	(186)	(195)
Net value	**540**	**489**	**480**

NOTE 17 LONG-TERM LOANS

in € millions	2001	2002	2003
Long-term loans (gross)	360	445	474
Provisions	(26)	(16)	(24)
Total net long-terms loans	**334**	**429**	**450**

in € millions	2001	2002	2003
Colony Capital (note 2.A.3)(1)	–	80	86
Hotels, Asia/Pacific(2)	85	60	74
ABC Group (Demeure/Libertel hotels)(3)	55	58	64
Hotels, UK	31	41	27
Hotels, Germany (note 2.B.3)(4)	–	30	35
Hotels, US/Canada	36	29	26
Hotels, the Netherlands	28	28	28
Front de Seine Participations (Novotel, Paris Tour Eiffel)	21	22	23
Financière Courtepaille	19	20	21
Orbis (note 2.B.1)(5)	–	–	14
Others	59	61	52
Total	**334**	**429**	**450**

(1) In connection with the sale of 50% of Accor Casinos, Accor granted a €80 million loan to Colony Capital. Interests on this loan are capitalized and will be paid at redemption date (see Note 2.A.3).

(2) During the period, Accor granted €60 million in loans to Tahl.

(3) In December 1999, Accor and two American investment funds jointly acquired the hotel business of CGIS, a subsidiary of Vivendi. The acquired hotel portfolio comprises 41 Libertel hotels and 8 Sofitel Demeure hotels, representing a total of 3,240 rooms. The acquisition vehicle (ABC Hotels), 30% owned by the Accor Group, simultaneously signed management contracts with Accor. In addition, Accor granted a €64 million loan to ABC Hotels.

(4) In connection with the acquisition of the 40.19% stake in Dorint AG, the Group made a €35 million loan to Dr. Ebertz. This loan is repayable no later than December 31, 2010. See description in note 2.B.3.

(5) In connection with the sale of 3 Novotel hotels and 8 Ibis hotels, for a total of €64 million, the Group made a €14 million loan to the buyer. The loan is repayable in 2008 at the latest.

NOTE 18 INVESTMENTS IN COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

in € millions	2001	2002	2003
Orbis (Hotels Poland) (see note 2.B.1)(1)	98	79	80
Société des Hôtels et Casino de Deauville(2)	34	38	39
Accor Asia Pacific subsidiaries	34	36	31
Hotels, Morocco (RISMA)(3)	21	19	18
Sofitel, Paris Le Faubourg	9	9	10
Hotels, Tunisia (STI)(5)	8	6	7
Société Hotelière Paris les Halles (SHPH)(6)	6	5	5
Sofitel St James London (Hotels, UK)	6	5	3
ABC Hotels (Demeure/ Libertel hotels)(4)	14	10	1
Novotel Paris Tour Eiffel(7)	–	4	1
Dorint (Germany) (see Note 2.B.3)(8)	–	–	(29)
Other companies	36	37	36
Total	**266**	**249**	**202**

(1) Key figures for the **Orbis Group** are as follows:

Orbis (Hotels Poland) (in € millions)	2001	2002	2003
Revenues	187	157	129
Net income	14	13	9
Net cash / (Net debt)	9	40	–
Shareholders' equity	286	292	225
Portion of capital held	25.00%	27.17%	35.58%

(2) Key figures for **Société des Hôtels et Casino de Deauville** are as follows:

Société des Hôtels et Casino de Deauville (in € millions)	2001	2002	2003
Revenues	183	199	203
Net income	22	14	6
Net cash / (Net debt)	(56)	(36)	(42)
Shareholders' equity	98	108	113
Portion of capital held	34.90%	34.90%	34.90%

(3) Key figures for **Risma** are as follows:

Risma (Investment funds Morocco) (in € millions)	2001	2002	2003
Revenues	35	40	43
Net income	(3)	(5)	(6)
Net cash / (Net debt)	(14)	(37)	(44)
Shareholders' equity	49	47	40
Portion of capital held	47.53%	45.29%	45.29%

(4) **ABC** owns jointly the Demeure hotels (Sofitel) and Libertel with Accor, Blackstone and Colony. The key figures are as follows:

Hôtel ABC (Demeure/Libertel hotels) (in € millions)	2001	2002	2003
Revenues	132	122	81
Net income	(4)	(10)	8
Net cash / (Net debt)	(413)	(368)	(321)
Shareholders' equity	46	34	4
Portion of capital held	30.00%	30.00%	30.00%

(5) Key figures for **STI** are as follows:

Investment funds, Tunisia (in € millions)	2001	2002	2003
Revenues	7	19	17
Net income	(5)	(5)	(6)
Net cash / (Net debt)	(0)	(1)	(5)
Shareholders' equity	16	16	18
Portion of capital held	31.19%	35.00%	37.50%

(6) Key figures for **Société Hôtelière Paris les Halles** are as follows:

SHPH (en € millions)	2001	2002	2003
Revenues	42	46	51
Net income	5	2	1
Net cash / (Net debt)	(27)	(102)	(98)
Shareholders' equity	19	17	15
Portion of capital held	31.19%	31.19%	31.19%

(7) Key figures for Front de Seine Participations, the holding for **Novotel Tour Eiffel**, are as follows:

Front de Seine Participations (Novotel Paris Tour Eiffel) (in € millions)	2001	2002	2003
Revenues	26	33	26
Net income	(2)	(3)	(8)
Net cash / (Net debt)	(111)	(113)	(115)
Shareholders' equity	14	10	2
Portion of capital held	40.00%	40.00%	40.00%

(8) Main **Dorint AG** financial indicators during the consolidation period were as follows:

Dorint (in € millions)	2001	2002	2003
Revenues	–	–	451
Net income*	–	–	(15)
Net cash / (Net debt)	–	–	(42)
Shareholders' equity*	–	–	(72)
Portion of capital held			40.19%

(*) After adjustments related to the company's first-time consolidation (see Note 2.B.3).

NOTE 19 OTHER INVESTMENTS

in € millions	2001	2002	2003
Investments in non-consolidated companies	191	412	311
Deposits	128	112	109
Total gross value	**319**	**524**	**420**
Provisions for impairment in value	(37)	(37)	(34)
Net value	**282**	**487**	**386**

The main investments in non-consolidated companies are as follow:

in € millions	2001	2002	2003
Compass Group (1)	–	204	204
Hotels, Germany (2)	–	50	–
El Gezirah Hotel (Cairo) (3)	–	42	–
Other investments in non-consolidated companies and deposits	282	191	182
Net value	**282**	**487**	**386**

(1) In March 1999, the Group issued bonds exchangeable for Compass / Granada shares. The bond issue reflected the Group's intention to sell the Compass shares, which were reclassified under "marketable securities" in 1999. The bonds were redeemed in March 2002. After reviewing the intended holding period of the 30,706,882 Compass shares, the Group reclassified the Compass shares under "other investments" for an amount of €204 million, corresponding to their cost at March 30, 2002. At December 31, 2003, the market value of the Compass shares was €166 million. In light of the decision to hold the shares over the long term, they were maintained in the balance sheet at fair value to the Group.

(2) See note 2.B.3. Dorint Group has been accounted for by the equity method since February 1, 2003.

(3) In November 2002, Accor acquired 65 % of the company that currently operates the Cairo Sheraton with the intention of turning it into a Sofitel. This company has been fully consolidated since January 1, 2003.

NOTE 20 FIXED ASSETS

Note 20.1 Fixed assets by business (at cost)

Fixed assets at December 31, 2003 included €2,945 million in hotel properties, compared with €3,110 million at December 31, 2002.

in € millions	Hotels Upscale and Midscale	Hotels Economy	Hotels Economy US	Services	Travel agencies	Casinos	Restau-rants	On board train services	Holding co and other	2003	2001	2000
Goodwill	676	173	518	154	289	139	56	18	330	2,353	2,241	2,386
Intangible assets	49	58	277	59	41	2	5	31	68	590	668	731
Tangible assets	2,848	1,609	1,552	88	78	133	108	83	152	6,651	6,930	7,395
Sub-total	**3,573**	**1,840**	**2,347**	**301**	**408**	**274**	**169**	**132**	**550**	**9,594**	**9,839**	**10,512**
Long-term loans	263	4	1	2	–	–	4	–	200	474	445	360
Investment in associated companies	142	17	–	–	3	–	(2)	–	42	202	248	267
Other financial assets	88	11	54	3	7	–	1	1	255	420	524	319
Total Dec. 31, 2003	**4,066**	**1,872**	**2,402**	**306**	**418**	**274**	**172**	**133**	**1,047**	**10,690**		
Total Dec. 31, 2002	**4,202**	**1,837**	**2,854**	**232**	**433**	**225**	**160**	**206**	**907**		**11,056**	
Total Dec. 31, 2001	**4,049**	**1,905**	**3,339**	**245**	**462**	**424**	**169**	**130**	**735**			**11,458**

Note 20.2 Fixed assets by region (at cost)

in € millions	France	Europe (excl. France)	North America	Latin America	Other countries	Worldwide structures	2003	2002*	2001
Goodwill	500	580	546	119	287	321	2,353	2,241	2,386
Intangible assets	56	70	303	23	5	133	590	668	731
Tangible assets	2,173	1,777	1,919	223	363	196	6,651	6,930	7,395
Sub-total	**2,729**	**2,427**	**2,768**	**365**	**655**	**650**	**9,594**	**9,839**	**10,512**
Long-term loans	101	89	1	10	78	195	474	445	360
Investment in associated companies	70	69	–	1	62	–	202	248	267
Other financial assets	21	28	76	2	30	263	420	524	319
Total Dec. 31, 2003	**2,921**	**2,613**	**2,845**	**378**	**825**	**1,108**	**10,690**		
Total Dec. 31, 2002	**2,760**	**2,235**	**3,294**	**335**	**860**	**1,572**		**11,056**	
Total Dec. 31, 2001	**2,859**	**2,149**	**3,817**	**355**	**485**	**1,793**			**11,458**

NOTE 21 OTHER RECEIVABLES AND PAYABLES

in € millions	2001	2002	2003
Gross other receivables [1]	**1,016**	**1,041**	**1,058**
Provisions	(90)	(84)	(112)
Net other receivables	**926**	**957**	**946**
Other payables [2]	**1,064**	**1,101**	**1,009**

(1) Other receivables at December 31, 2003 included:

in € millions	2001	2002	2003
VAT receivables	162	202	215
Other tax receivables	39	28	16
Prepaid payroll taxes	10	8	9
Prepaid expenses	245	285	311
Deferred charges	160	165	189
Other receivables	313	293	273
Deferred tax assets	87	60	45
Gross other receivables	**1,016**	**1,041**	**1,058**

(2) Other payables at December 31, 2003 included:

in € millions	2001	2002	2003
Accrued payroll costs	374	356	387
Accrued taxes	150	187	107
VAT payable	50	79	99
Accrued revenues	122	125	115
Other payables	368	354	301
Other payables	**1,064**	**1,101**	**1,009**

NOTE 22 FULLY DILUTED SHARE CAPITAL

As of December 31, 2003, a total of 199,259,550 common shares were issued and outstanding. The average number of common shares outstanding in 2003 was 197,730,236.

In addition, a total of 9,115,023 employee stock options, exercisable for shares representing 4.57% of the total capital, were outstanding as of December 31, 2003:

- 85,000 stock options exercisable from January 7, 1999 until January 7, 2005 at €15.46 per share.
- 1,352,950 stock options exercisable from January 7, 2003 until January 7, 2006 at €32.47 per share.
- 757,322 stock options (Stock Saving Warrants) exercisable from December 22, 2003 until December 22, 2007 at €43.40 per share.
- 580,525 stock options exercisable from January 6, 2004 until January 6, 2007 at €33.95 per share.
- 690,125 stock options exercisable from March 30, 2005 until March 30, 2008 at €37.00 per share.
- 1,957,000 stock options exercisable from January 4, 2004 until January 4, 2009 at €40.58 per share.
- 3,438,840 stock options exercisable from January 8, 2005 until January 8, 2010 at €37.77 per share.
- 104,361 stock options (Stock Saving Warrants) exercisable from July 12, 2005 until July 2009 at €39.10 per share.
- 148,900 stock options exercisable from January 3, 2006 until January 3, 2011 at €31.80 per share.

Accor has also issued 18,719,772 convertible bonds (OCEANEs), which could lead to the issuance of 25,550,620 shares (see Note 26).

On this basis, the average fully diluted number of shares outstanding on December 31, 2003 was 210,871,000.

Fully diluted earnings per share are calculated as follows:

in € millions	2001	2002	2003
Net income, Group share (in € million)	474	430	270
Restatement for convertible bonds (OCEANEs)[1]	–	9	15
Restated net income before minority interests	**474**	**439**	**285**
Fully diluted number of shares outstanding (in thousands)	197,042	197,573	197,730
Number of shares resulting from the exercise of stock options	762	375	–
Number of shares resulting from the conversion of OCEANEs	–	7,018	13,141
Fully diluted average number of shares outstanding (in thousands)	197,803	204,966	210,871
Diluted earnings per share (in €)	**2.39**	**2.14**	**1.35**

(1) Restatements of net income are as follows:

in € millions	2003
Reversal of the interest charges relative to convertible bonds (OCEANEs)	6
Reversal of redemption premiums on convertible bonds (OCEANEs)	9
Total	**15**

NOTE 23 MINORITY INTERESTS

in € millions	
December 31, 2001	**140**
Minority interests in net income for the period	22
Dividends paid to minority interests	(27)
Translation adjustments	(22)
Other movements	(22)
December 31, 2002	**91**
Minority interests in net income for the period	34
Dividends paid to minority interests	(30)
Translation adjustments	(4)
Other movements	5
December 31, 2003	**96**

Significant minority interests controlled by the Group mainly concern Brazilian activities:

in € millions	Brazil subsidiaries
Share in minority interests at December 31, 2003	27
Fixed assets	82
Gross financial debt	(35)
Cash and cash equivalents	43
Net debt	**8**
2003 paid dividends to Accor Group	(1)

FINANCIAL STATEMENTS

NOTE 24 PROVISIONS FOR CONTINGENCIES AND CHARGES

in € millions	
December 31, 2001	**537**
Additions	86
Reversals	(90)
Translation adjustments	(12)
Changes in scope of consolidation	7
December 31, 2002	**528**
Additions	133
Reversals without use	(21)
Reversals with use	(74)
Translation adjustments	(3)
Changes in scope of consolidation	(12)
December 31, 2003	**551**

The change in provisions for contingencies and charges between December 2002 and December 2003 breaks down as follows:

in € millions	2002	Additions	Reversals with use	Reversals without use	Translation adjustments	Changes in scope and reclassifications	2003
Deferred tax provisions	263	21	–	–	–	–	284
Retirement provisions	58	30	(13)	–	–	(2)	73
Tax provisions	19	8	(1)	(4)	(1)	8	29
Provisions for restructuring	22	20	(16)	–	–	(12)	14
Litigation provisions and other	166	54	(44)	(17)	(2)	(6)	151
Total	**528**	**133**	**(74)**	**(21)**	**(3)**	**(12)**	**551**

At December 31, 2003, the main provisions for litigation provisions and other were as follows:
- A €21 million provision for bond redemption premiums (see note 26).
- A €9 million provision for on-board train services contract termination costs.
- A €8 million provision for currency risks in Latin America.

The net impact of the provisions on income (additions less reversals with or without use) breaks down as follows:

in € millions	2002	2003
Ebit	(1)	(4)
Net interest expense	9	18
Gains and losses on management of hotel properties	6	(3)
Gains and losses on management of other assets	(13)	9
Income tax	(5)	17
Total	**(4)**	**37**

NOTE 25 REPACKAGED PERPETUAL SUBORDINATED FLOATING RATE NOTES (TSDI)

On December 1990, Accor issued €762 million in Repackaged Perpetual Subordinated Floating Rate Notes (Titres Subordonnés à Durée Indéterminée). Concurrently, it paid a special purpose vehicle an amount of €170 million in exchange for:

- A commitment to repurchase the Repackaged Perpetual Subordinated Floating Rate Notes from the various lenders at the end of 15 years (matched by a commitment by the lenders to sell the notes);
- A commitment not to claim payment of any principal or interest on the notes from Accor.

The net proceeds from the issue amounted to €592 million, which was recorded as a liability as of the issue date.

Since the notes are subordinated, Accor may temporarily suspend semi-annual payments of interest and principal in the event of exceptional financial difficulties. In this case, accrued interest would be capitalized.

The notes carry a market-based variable interest rate (PIBOR + margin) for a 15-year period. The swap taken out to lock in principal repayments while leaving the after-tax interest rate variable (based on market rates) was the subject of an investment reimbursed in February 2000.

The tax effect is prorated to interest expense over the life of the issue.

The French Tax Authorities confirmed their agreement with the accounting treatment of the issue in early 1993.

NOTE 26 EXCHANGEABLE BONDS

2002 OCEANE bonds convertible or exchangeable for new or existing Accor shares

On April 24, 2002, Accor issued 3,415,424 bonds convertible or exchangeable for new or existing shares (OCEANEs) at a price of €166.89. The aggregate nominal value of the issue was €570 million and the interest rate is 1%. Interest is payable annually in arrears, on January 1.

The bonds are redeemable in three instalments as follows:

- On January 1, 2005 at a price of €58.86, representing 105.81% of one-third of the bonds' nominal value.
- On January 1, 2006 at a price of €60.14, representing 108.11% of one-third of the bonds' nominal value.
- On January 1, 2007 at a price of €61.47, representing 110.50% of one-third of the bonds' nominal value.

These redemption prices include one-third of the bond's nominal value plus a redemption premium representing an annual yield-to-maturity from the date of issue of 3.125%.

Bond holders may convert or exchange their bonds for shares as from May 3, 2002 as follows:

- up to January 7, 2005, at the rate of 3 Accor shares per bond.
- from January 8, 2005 to January 7, 2006, at the rate of 2 Accor shares per bond.
- from January 8, 2006 to January 7, 2007, at the rate of 1 Accor share per bond.

2003 OCEANE bonds convertible or exchangeable for new or existing Accor shares

On October 24, 2003, Accor raised €616 million through the issuance of 15,304,348 OCEANE bonds at a price of €40.25. The interest rate on the bonds is 1.75%, payable annually in arrears on January 1. The bonds are convertible for new Accor shares or exchangeable for existing shares. Bonds that are not converted or exchanged will be redeemed for cash at par (€40.25 per bond) on January 1, 2008. They are convertible and/or exchangeable for shares, at the initiative of the bondholders, as from October 24, 2003 on the basis of 1 share per bond.

Accor has an early repayment option, exercisable as from February 1, 2005, if the Accor share price exceeds 110% of the issue price, i.e. €44.27, during 20 consecutive days.

NOTE 27 TOTAL LONG-TERM DEBT BY CURRENCY AND MATURITY

Note 27.A Gross long-term debt

At December 31, 2003, gross debt after hedging transactions broke down as follows:

in € millions	2001		2002		2003	
	Amount	Actual interest rate %	Amount	Actual interest rate %	Amount	Actual interest rate %
EURO	1,822	3.74	1,664	3.06	2,246	2.47
US Dollar	1,543	4.20	1,382	3.89	784	4.57
Australian Dollar	163	4.45	137	5.58	136	5.98
Other currencies [1]	123	–	109	–	119	–
Gross debt	**3,651**	**4.15**	**3,292**	**3.80**	**3,285**	**3.29**
Capital leases	253	–	185	–	207	–
Short-term debt and overdrafts	187	–	226	–	228	–
Total debt	**4,091**	**–**	**3,703**	**–**	**3,720**	**–**

€35 million in BRL, €30 million in JPY, €14 million in GBP and €10 million in CAD at December 31, 2003.

Long-term debt	3,441	–	3,372	–	3,344	–
Short-term debt and overdrafts	650	–	331	–	376	–
Total debt	**4,091**	**–**	**3,703**	**–**	**3,720**	**–**

Note 27.B Maturity of the gross long-term debt

Maturity of gross long-term debt broke down as follows:

in € millions	2001	2002	2003
Due in 1 year	650	331	376
Due in 2 years	375	141	517
Due in 3 years	295	828	1 668
Due in 4 years	1,341	1,870	241
Due in 5 years	1,297	380	777
Due in 6 years	25	31	28
Due in more than 6 years	108	122	113
Total long-term debt	**4,091**	**3,703**	**3,720**

At December 31, 2003, Accor had several unused confirmed lines of credit with maturities of more than one year, for a total of €2,004 million, expiring between July 2005 and December 2008. As a result, €67 million short-term financing that the Group intends to roll over has been reclassified as long-term debt. After reclassifications, the long term unused confirmed credit lines total €1,937 million.

Note 27.C Gross debt before and after hedging transactions

Gross debt before hedging transactions broke down as follows:

in € millions	Fixed-Rate Debt			Variable-Rate Debt			Total Debt		
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate	% of total
EUR	2,808	3.61%	87%	433	3.08%	13%	3.241	3.54%	98%
USD	–		–	24	1.73%	100%	24	1.73%	1%
AUD	3	8.05%	32%	7	7.94%	68%	10	7.97%	–
Other currencies	9	5.95%	17%	41	15.28%	83%	50	13.66%	1%
Total gross debt	**2,820**	**3.62%**	**85%**	**505**	**4.09%**	**15%**	**3,325**	**3.69%**	**100%**

For hedging and cash management purposes, Accor has purchased €941 million worth of currency swaps. In addition, €2,175 million worth of rate hedges have been carried out.

The following table shows gross debt after these rate and currency swaps:

in € millions	Fixed-Rate Debt			Variable-Rate Debt			Total Debt		
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate	% of total
EUR	1,511	2.21%	67%	735	2.99%	33%	2,246	2.47%	68%
USD	356	7.53%	45%	428	2.11%	55%	784	4.57%	24%
AUD	3	8.05%	2%	133	5.93%	98%	136	5.98%	4%
Other currencies	9	5.95%	8%	110	7.29%	92%	119	7.20%	4%
Total gross debt	**1,879**	**3.25%**	**57%**	**1,406**	**3.34%**	**43%**	**3,285***	**3.29%**	**100%**

(*) The difference between gross debt before and after the swaps is mainly due to the exchange rate spread on the currency swaps.

Note 27.D Fixed / variable breakdown of debt (after hedging)

in € millions	Fixed-Rate Debt*			Variable-Rate Debt			Total Debt	
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate
December 2001	1,723	4.51%	47%	1,928	3.82%	53%	3,651	4.15%
December 2002	1,327	3.88%	40%	1,965	3.74%	60%	3,292	3.80%
December 2003	1,879	3.25%	57%	1,406	3.34%	43%	3,285	3.29%

(*) Fixed-rate debt is debt for which the underlying interest rate was originally fixed for more than one year, as well as variable-rate debt that has been hedged at a fixed rate more than one year.

As of December 31, 2003, fixed-rate debt was denominated primarily in euros (80%) and US dollars (19%), while variable rate debt was denominated primarily in euros (52%), US dollars (30%) and Australian dollars (9%).

None of the loan agreements include any rating triggers. However, certain loan agreements include acceleration clauses which are triggered if covenants related to financial ratios are breached. The main financial ratios are as follows:

- Gearing ratio equal to or in excess of 120%;
- *Interest cover – corresponding to the ratio of Ebitdar to interest* expense plus 1/3 of annual rental expense – equal to or less than 3.8x.

These clauses concern only committed lines of credit that had not been drawn down at December 31, 2003.

No acceleration clauses apply to the consolidated gross debt at December 31, 2003, in the amount of €3,285 million.

In addition, none of Accor's loan agreements include a cross default clause, *requiring immediate repayment of a debt in the event of* default on another debt. Cross acceleration clauses only concern loan agreement with a duration of at least three years and such clauses could be triggered only if significant amounts of financial debt are accelerated.

NOTE 28 NET INDEBTEDNESS

in € millions	2001	2002	2003
Repackaged perpetual subordinated notes	214	151	80
Convertible and exchangeable bonds	–	570	1 186
Other long-term debt	3,007	2,493	1,896
Obligations under finance leases	220	158	182
Short-term debt	537	234	278
Overdrafts	113	97	98
Debt	**4,091**	**3,703**	**3,720**
Short-term loans	(47)	(160)	(186)
Marketable securities (2)	(830)	(541)	(833)
Cash and cash equivalents	(264)	(179)	(221)
Short-term receivables on asset disposals	(101)	(20)	(18)
Net debt	**2,849**	**2,802**	**2,462**

Net debt at January 1	**2,547**	**2,849**	**2,802**
Change in long-term debt	(439)	166	233
Net change in short-term debt and cash and cash equivalents	686	(59)	(402)
Changes in scope of consolidation and translation adjustments (1)	54	(235)	(173)
Change in receivables on asset disposals	1	81	2
Net change for the year	**302**	**(47)**	**(340)**
Net debt at December 31	**2,849**	**2,802**	**2,462**

(1) Long-term debt.

(2) At December 31, 2003, marketable securities no longer include any Accor treasury shares or any Granada shares. The balance at that date consists mainly of €371 million in available cash invested for an average period of 2 months, corresponding to part of the proceeds from the €616 million OCEANE bond issue.

The detail of marketable securities is as follows:

in € millions	2001	2002	2003
Shares of public traded companies	338	116	–
Bonds	180	160	225
Monetary investments	283	233	590
Others	29	32	18
Total marketable securities	**830**	**541**	**833**

NOTE 29 BREAKDOWN OF FUNDS FROM OPERATIONS

in € millions	2001	2002	2003
Consolidated net income, Group share	474	430	270
Minority interests	31	22	34
Depreciation, amortization and provisions	545	564	543
Net income from companies accounted for by the equity method, net of dividends received	(6)	(2)	18
Deferred taxes	77	53	8
Change in provisions included in interest expense and provisions for impairment in value	(44)	28	72
Cash flow	**1,077**	**1,095**	**945**
Net gains on disposals of assets	(108)	(173)	(161)
Non-operating (gains)/losses	36	39	63
Funds from operations	**1,005**	**961**	**847**

NOTE 30 INVESTMENTS FOR RENOVATION AND MAINTENANCE

These investments include renovations and all expenses that maintain the useful life of existing assets on January 1. They exclude investments for expansion, fixed assets of newly consolidated subsidiaries, as well as the creation or construction of new assets. Investments in existing assets broke down by business as follows:

in € millions	2001	2002	2003
HOTELS			
Upscale and Midscale	168	114	99
Economy	75	60	55
Economy United States	77	68	61
SERVICES	**20**	**22**	**23**
Other businesses			
Travel agencies	19	10	12
Casinos	10	8	8
Restaurants	7	5	5
Onboard train services	7	8	6
Holding Companies and Other	22	21	15
Investments for renovation and maintenance	**405**	**316**	**284**

NOTE 31 INVESTMENTS FOR EXPANSION AND TECHNOLOGY

Investments for expansion and technology include fixed assets of newly consolidated subsidiaries and the creation or construction of new assets.

They broke down by region and business as follows:

in € millions	France	Europe ((excluding France)	North America	Latin America/ Caribbean	Other countries	Worldwide structures*	2003	2002	2001
HOTELS	**56**	**324**	**17**	**9**	**53**	**4**	**463**	**693**	**743**
Upscale and Midscale	39	181	2	5	37	4	268	516	466
Economy	17	143	–	4	16	–	180	145	277
Economy United States	–	–	15	–	–	–	15	32	–
SERVICES	**6**	**15**	**–**	**42**	**2**	**3**	**68**	**18**	**23**
Other businesses									
Travel agencies	7	10	–	1	–	–	18	1	8
Casinos	8	6	–	–	–	–	14	41	65
Restaurants	3	7	–	1	–	–	11	5	14
Onboard train services	–	–	–	–	–	–	–	–	1
Holdings Companies and Other	–	–	–	–	–	12	12	44	69
Total December 31, 2003	**80**	**362**	**17**	**53**	**55**	**19**	**586**		
Total December 31, 2002	**146**	**364**	**109**	**62**	**100**	**21**		**802**	
Total December 31, 2001	**193**	**314**	**194**	**91**	**86**	**45**			**923**

(*) Investments for expansion that are not committed in a single region are included under worldwide structures.

NOTE 32 PAYROLL COSTS

Total payroll costs amounted to €2,543 million in 2003 compared with €2,583 million in 2002.

NOTE 33 DIRECTOR'S FEES

Fees paid by various Group companies to members of the Supervisory Board amounted to €585,929 of which €276,000 were paid by Accor SA

NOTE 34 CLAIMS AND LITIGATION

• Management contracts

Reorganization of the Formule 1 and Etap Hotel networks continued throughout 2003, as part of a process allowing shareholders of companies managing these hotels to choose between management and employment contracts. Managers of nearly one third of the hotels concerned opted to become employees during the year.

Several recent decisions by industrial tribunals (Conseils de Prud'hommes) and the Paris Court of Appeals confirmed the commercial nature of the management contract.

The legal actions still underway are unlikely to modify the estimated financial impact of the related risks recorded in the consolidated financial statements for 2003.

• CIWLT tax control

During the year, a tax audit was carried out on the accounts of the permanent establishment in France of Compagnie Internationale des Wagons-Lits et du Tourisme (CIWLT), a Belgian company that is 99.43%-owned by Accor SA. Following the audit, the French tax authorities concluded that CIWLT's seat of management is located in France and not in Belgium.

Accordingly, the French tax authorities added back CIWLT's profits in Belgium to the income taxable in France. CIWLT has contested all of the resulting reassessments, on the basis of the notice received from the Belgian tax authorities confirming that its seat of management is located in Belgium.

• Other claims and litigation

In the normal course of its business, the Group is exposed to various claims and litigation. The Company believes that these claims and litigation will not give rise to any material costs and will not have a material impact on its financial position, business and/or results of operations.

NOTE 35 OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2003

Off-balance sheet schedule as of December 31, 2003 broken down as follows:

in € millions	< 1year	1 to 5 years	> 5 years	2003	2002	2001
Loans, credit lines and bank overdrafts[1]	**40**	**–**	**27**	**67**	**42**	**27**
• Put Accor	–	–	–	–	–	66
• Hotels, Australia[2]	–	46	–	46	46	46
• Hotels, Italy (25%)[3]	–	–	–	–	39	32
• Go Voyages (30%)[4]	–	22	–	22	29	–
• Hotels, Hungary (Pannonia)	–	–	–	–	–	26
• Novotel Paris Tour Eiffel[5]	–	9	–	9	9	17
• Hotels, Switzerland	–	6	–	6	6	6
• Other unilateral purchase commitments	8	–	–	8	5	12
Unilateral purchase commitments	**8**	**83**	**–**	**91**	**134**	**205**
Other financial and commercial commitments[6]	**–**	**62**	**76**	**138**	**100**	**40**
Total December 31, 2003	**48**	**145**	**103**	**296**		
Total December 31, 2002	**91**	**136**	**49**		**276**	
Total December 31, 2001	**162**	**110**	**–**			**272**

(1) The €67 million remaining in guarantees given under financing transactions mainly concern a €25 million commitment given to the banks financing the Dorint AG acquisition (see note 2.B.3)

(2) As part of a 10-year management contract for the Mercure Sydney Railway Square hotel, opened during the fourth quarter of 1998, Accor has granted the owner of the property a €46 million put option on the property, exercisable after January 1, 2004. Construction costs borne by the owner totalled approximately €63 million.

(3) In August 2003, IFIL sold its 25% share in Sifalberghi to Accor for €32 million.

(4) On the basis of December 2003 accounts, the exercice price for the option on Go Voyages amounts to €22 million.

(5) Under the agreements signed between Colony and Accor at the time of acquisition of Novotel Paris Tour Eiffel, Colony was given a put option on 60% of outstanding Front de Seine Participations shares, exercisable between the fifth and the seventh year. The price will be based on 10 times Ebitda less debt.

(6) Other financial and commercial commitments include a guarantee given to the owner of four Ibis hotels in Poland, covering the payment by Orbis of annual rentals representing a total discounted amount of €28 million.

To the knowledge of the Group, there are no commitments other than the ones listed above, according to current accounting standards.

NOTE 36 NET INCOME OF CONSOLIDATED COMPANIES

in € millions	2001	2002	2003
Profit before tax	**758**	**703**	**523**
Cancelation of income from companies accounted for by the equity method	(20)	(14)	6
Current income before tax of consolidated companies	**738**	**689**	**529**
Gains and losses on management of hotel properties	29	54	68
Gains and losses on management of other assets	66	(30)	(17)
Income tax	(238)	(226)	(155)
Exceptional items (net of tax and minority interests)	–	68	–
Net income of consolidated companies	**595**	**555**	**425**

NOTE 37 MAIN SUBSIDIARIES AND AFFILIATES AT DECEMBER 31, 2003

France

☐ SMI France	100.00%
☐ SNC DGR GO	100.00%
☐ SNC DGR RAM	100.00%
☐ SNC DGR IDF	100.00%
☐ Accor Redevances	100.00%
☐ PIH	100.00%
☐ MIH	100.00%
☐ S.E.H.S.	98.35%
☐ Sté Hôtelière Nice Centre (*)	45.00%
☐ S.P.F.H.	100.00%
● Financière Courtepaille (*)	20.00%
● Lenôtre	98.75%
✻ Accor Casinos SA (**)	50.00%
✻ SFPTH SA	99.49%
☐ Hotexco	100.00%
☐ SCHE	100.00%
☐ Exhotel	100.00%
✻ DEVIMCO	99.97%
✻ Accor Réservation Service	100.00%
✻ S.H.C.D. (*)	34.90%
✻ Académie Accor	100.00%
☐ ✻ Frantour SA	100.00%
▲ Go Voyages	70.00%
✻ Restaupro	99.96%
✻ French Line Diffusion (*)	43.87%
■ Accor Services France	100.00%

Europe

Germany	
☐ Accor Hôtellerie DTC	100.00%
■ Accor Services Deutschland	100.00%
☐ Accor H. Mercure Mgt	50.97%
☐ Dorint (*)(***)	40.19%
Austria	
☐ Accor GmbH	100.00%
■ Accor Services Austria	99.17%
Belgium	
☐ Accor Hotels Belgium	98.90%
☐ Accoordination	99.33%
■ Accor T.R.B.	100.00%
✻ CIWLT	99.49%
▲ WL Tourisme (**)	49.74%
Denmark	
☐ Accor Hotels Denmark	100.00%
▲ World Tourist (**)	49.74%
Spain	
☐ Accor Hoteles Espagne	100.00%
Greece	
☐ SH Athènes Centre (*)	41.82%
Hungary	
☐ Pannonia	74.39%
Italy	
● ■ Gemeaz	94.64%
☐ Sifalberghi	96.28%
✻ Scapa Italia	97.00%
◆ Treno	99.49%
☐ Famosa Immobiliaria	96.28%
☐ SGAI	99.49%
Netherlands	
☐ Novotel Netherlands	100.00%
☐ Nhere BV	100.00%
☐ MMH Mercure	100.00%
☐ Postiljon	100.00%
Portugal	
■ ESA	97.50%
☐ Portis Goldtur (**)	50.00%
Poland	
☐ Orbis (*)	35.58%
United Kingdom	
☐ Accor UK Up and Midscale	100.00%
▲ WLT Travel UK (**)	49.74%
■ Luncheon Vouchers	100.00%
Sweden	
■ Rikskuponger	99.90%
Swizerland	
☐ Accor Suisse	100.00%

Latin America

Argentina	
■ Servicios Ticket	100.00%
☐ NSB	100.00%
Brazil	
☐ H.A.B SA	71.31%
● ■ T.S. do Brasil	49.99%
✻ DALKIA	49.99%
Chile	
■ Accor Services Chili	74.35%
Mexico	
▲ WLT Mexicana	99.49%
■ Accor Servicios Empresariales	98.00%

Asia-Pacific

☐ AAPC (Accor Asia Pacific Corp.)	100.00%
▲ HQ Asia (**)	49.74%
■ AS Australia	100.00%

Other Countries

☐ Saudi Hotels Management	100.00%

North America

Canada	
☐ Novotel Canada	100.00%
▲ Carlson Canada (**)	49.74%
United States	
☐ Novotel USA	100.00%
☐ IBL Ltd	100.00%
☐ Red Roof Inns	100.00%
☐ Accor Lodging North Am.	100.00%
▲ Carlson USA (**)	49.74%

Africa

Ivory Coast	
☐ Société Abidjanaise	74.92%
Morocco	
☐ Risma (*)	45.29%
Senegal	
☐ SPHU (Hôtel Union)	96.72%

(*) Company accounted for by the equity method.
(**) Company consolidated using the proportional method.
(***) Company consolidated accounted for the first time in 2003.
NB 1 : Percentage indicates Group interest.
NB 2 : A comprehensive list of consolidated subsidiaries and equity holdings is available to shareholders upon request.

☐ Hotels	■ Services	◆ Onboard train services
▲ Travel agencies	● Public restaurants and institutional catering	✻ Other services

Parent Company Financial Statements

STATUTORY AUDITORS' REPORT ON THE FINANCIAL STATEMENTS OF ACCOR SA

YEAR ENDED DECEMBER 31, 2003

To the shareholders of Accor SA

In accordance with the terms of our appointment at the Annual General Meeting, we hereby submit our report for the year ended December 31, 2003, on:

- The audit of the accompanying financial statements of Accor SA.
- The justification of our assessment.
- The specific procedures and information required by law.

These financial statements have been prepared by the Management Board. Our role is to express an opinion on these financial statements, based on our audit.

I. Opinion on the Financial Statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the company's financial position and of its assets and liabilities as of December 31, 2003, and of the results of its operations for the year then ended in accordance with rules and accounting principles generally accepted in France.

II. Justification of our assessments

In accordance with article L. 225-235 of the French Commercial Code requiring to justify our assessments, which is applicable for the first time this year pursuant to the Financial Security Act of August 1, 2003, we report the following information:

Note 1.c to the financial statements presents the accounting policies and methods applied to assess financial assets value. We reviewed the appropriateness of those accounting policies and methods, and of the related information given in the notes to the financial statements.

These assessments were made in connection with our audit procedures on the Company's financial statements taken as a whole, and contributed to the formulation of the unqualified audit opinion expressed in the first section of this report.

III. Specific Procedures and Information

We have also performed the specific procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the Management Board's Report and in the documents addressed to the shareholders with respect to the financial position and financial statements.

In accordance with the Law, we have verified that the Management Board's Report contains the appropriate disclosures as to the acquisition of shares and controlling interests and to the identity of the principal shareholders in terms of capital and voting rights.

Neuilly-sur-Seine, April 8, 2004

The Statutory Auditors

Barbier Frinault & Autres
Ernst & Young

Christian Chochon

Deloitte Touche Tohmatsu – Audit

Alain Pons

This is a free translation into English of the original statutory auditors' report signed and issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified or not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditor's assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing the audit opinion on the financial statements of the parent company only taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the financial statements. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards.

REPORT OF THE MANAGEMENT BOARD
ON THE COMPANY'S 2003 RESULTS

BUSINESS REVIEW

In 2003, Accor SA had revenues of €504 million, consisting of royalties, payments from leases and miscellaneous service fees.

During the year, the Company continued to implement its investment strategy in France and abroad. The main transactions for the year in the Hotels business were as follows:

- Acquisition, for €335 million, of new shares issued by Accor Lodging North America, raising our interest to 56.8% from 40.6%.
- Acquisition, for €49.2 million, of new and existing shares of Dorint AG (Germany), raising our interest to 40.2% from 16.8%.
- Acquisition, for €30 million, of shares in Accor Hotel Belgium, an 85.1%-owned subsidiary.
- Acquisition, for €7.2 million, of 10% of the capital of Go Voyages, raising our interest close to 70%.
- Acquisition, for €19.9 million, of 8.4% of the capital of Orbis (Poland), raising our interest to 35.6%.
- Acquisition, for €4.1 million, of 4% of the capital of Holpa (Luxembourg), the majority shareholder of Pannonia, raising our interest to 38.0% from 33.7%.
- Acquisition, for €4.6 million, of new shares issued by Accor Hotel Denmark, a wholly-owned subsidiary of Accor.
- Acquisition, for €53.4 million, of the entire capital of Ibis Hotel Belgium, which was already a subsidiary of the Accor Group.
- Acquisition, for €37.2 million, of new shares issued by Accor.com, a 99.9%-owned subsidiary of Accor.
- Acquisition, for €4.1 million, of new shares issued by Tanit International, raising our interest to 37.5% from 35.0%. Tanit International operates hotels in Tunisia.
- Acquisition, for €6.8 million, of a 2.5% interest in Globalia, operating in the tourism business, mainly in Spain.

Other smaller transactions were carried out in certain hotel subsidiaries in Egypt, Saudi Arabia, Argentina, Tunisia and Italy.

In the Services business, the main transactions were as follows:

- Acquisition, for €5.8 million, of 3.6% of the capital of Seremca (Venezuela), raising our interest to 54.5%.
- Acquisition, for €3.9 million, of 4% of the capital of our service voucher subsidiary in Romania, raising our interest to 86.8%.
- Acquisition, for €1.5 million, of new shares issued by EAP France, which is 97.9%-owned by Accor.
- Acquisition of existing and new shares of Accentiv House, for €0.3 million and €1.9 million respectively. Accentiv House is 96.8%-owned by Accor.
- Contribution of €1.3 million to the initial capital of Accor Services Bulgaria which is 98.3%-owned by Accor.

In addition, two 98.3%-owned subsidiaries were set up during the year, one in Peru and the other in Panama, to develop the Services business in these countries. In addition, our Company invested a total of €5.3 million to buy out minority shareholders or strengthen the equity capital of subsidiaries, mainly in Europe, Lebanon, Mexico and Argentina.

Divestments for the year were as follows:

- 45% of the capital of Nice Centre, a hotel company, sold for €1.6 million.
- 30% of Centre Auvergne Hébergement sold for €2 million, reducing our interest to 20%.
- 10% of Fresh Mind, sold for €0.6 million.
- 35.8% of Pannonia, sold for €23.7 million to another Group subsidiary, Holpa.
- Shares in Tamaris, a 99%-owned subsidiary of Accor, sold for €0.6 million to SIET, also 99%-owned by the Company.
- 46% of Golden Lotus (Egypt) and other small interests in Egypt, sold for €8.7 million to Macor, a Group subsidiary.

Accor did not trade in its own shares during the year and therefore still directly holds 1,528,731 Accor SA shares in treasury, representing 0.77% of capital stock at December 31, 2003. All of the 3,956,965 Accor SA shares held at March 7, 2003 by CIWLT, our 99%-owned subsidiary, were sold during the year. These shares represented 1.99% of our capital stock at December 31, 2003.

Capital stock was increased slightly following the exercise of 1,000 employee stock options at a price of €32.47 per share.

There were few changes in ownership structure and no shareholders notified us that they had crossed a disclosure threshold, except for increases or decreases in interests above or below the 2% threshold for the Société Générale Group and 4% for the Caisse des Dépôts et Consignations Group.

At December 31, 2003, members of the Supervisory Board and Management Board held shares representing 12.6% of capital stock and Group employees held 1.9%.

In February 2003, Accor contracted a €70 million, 5-year bank loan due February 18, 2008. Interest on the loan is indexed to the 6-month Euribor.

In October 2003, we carried out a €616 million 1.75% OCEANE bond issue, represented by 15,304,348 bonds with a face value of €40.25 each. Interest is payable annually in arrears, on January 1. Any bonds not converted into new shares or exchanged for existing shares will be redeemed at par on January 1, 2008. The conversion and early redemption terms are described in note 26 to the consolidated financial statements.

2003 FINANCIAL RESULTS

Total revenues from all of the Company's activities increased by 3.6% to €504 million in 2003 from €486 million the previous year. They include hotel royalties, payments from business leases and service fees.

BREAKDOWN OF ACCOR SA REVENUES

in € millions	2002	2003	% of total
Hotel revenues	15	15	3%
Rent and payments from business leases	79	72	14%
Royalties from subsidiaries	180	175	35%
Other service fees from subsidiaries	136	161	32%
Guarantee fees	12	19	4%
Royalties from non-Group companies	59	55	11%
Other revenues from non-Group companies	5	7	1%
Total	**486**	**504**	**100%**

The **operating loss** amounted to €30 million in 2003 compared with €16 million in 2002.

Other income, reversals of depreciation, amortization and provisions and expense transfers credited to the income statement contracted to €22.6 million from €23.9 million.

Operating expense increased 5.7% to €556 million from €526 million, including depreciation and amortization expense of €34.7 million versus €29.9 million, primarily reflecting amortization of development costs and debt issuance costs. Additional provisions of €14.3 million were set aside during the year for pensions and other post-retirement benefits. Considerable amounts of work were carried out in 2003 to finish installing the common statutory and management accounting system at all units, leading to certain systems development costs for the Company.

Net financial income amounted to €151 million versus €180 million. The €29 million decline was due to lower dividend income, partly offset by lower provision charges.

Total provision movements included in net financial income, corresponding mainly to provisions for impairment in value of investments in subsidiaries, represented a net charge of €108 million compared with a net charge of €216 million in 2002. The main write-down concerned CIWLT shares, for €50 million. At the same time, €10.7 million were reversed from provisions for impairment of Accor shares held in treasury.

Dividend income came to €324 million, an amount significantly below the previous year's €459 million. In 2002, Accor received €105 million in dividends from CIWLT and €43 million from Accor Lodging North America. Neither of these companies paid a dividend in 2003.

Profit before tax amounted to €121 million compared with €163 million in 2002.

Net non-recurring income fell to €27 million from €138 million. The 2002 figure included the €116 million profit realized on the sale of 44% of the capital of Accor Casinos.

The **corporate tax benefit** amounted to €30 million compared with a benefit of €36 million in 2002, reflecting the results of the entities in the tax group headed by the Company. The number of companies in the tax group increased to 117 in 2003 from 113 in 2002.

Non-deductible provision charges and accrued expenses amounted to €58.2 million in 2003.

Net income for the year came to €178 million versus €337 million in 2002.

The Management Board recommends paying a dividend of €1.05 per share, giving rise to an *avoir fiscal* tax credit of €0.525 for eligible shareholders, and also proposes bringing forward the payment date to May 17 from June 2. The dividend amounted to €1.0 in 2000, giving rise to an *avoir fiscal* tax credit of €0.50, and to €1.05 in both 2001 and 2002, giving rise to a tax credit of €0.525.

Details of management compensation and the other directorships held by the members of the Supervisory Board and Management Board are provided in the Corporate Governance section of the Accor financial report.

ROLE OF THE PARENT COMPANY TOWARDS SUBSIDIARIES

Accor SA owns the Sofitel, Novotel, Mercure, Ibis, Etap Hotel, Formule 1 and Ticket Restaurant brands. The Company also owns the business rights corresponding to hotel properties, and holds hotel management and franchise contracts.

Since January 1, 1999, the Company has leased to several subsidiaries, set up for this purpose in France, all of the hotels that it previously operated directly. Its other business rights remained managed under lease contracts, covering a total of 64 Novotel hotels, 3 Mercure hotels, 2 Ibis hotels, the complexes in Quiberon and Oléron, and 4 other Thalassa hotels. The two remaining hotels managed directly by Accor SA are Paris Bercy and Paris Etoile.

The services provided to Group companies by Accor SA include information systems, purchasing, cash management and guarantee, advertising, marketing and advisory services, as well as the lending of staff.

Accor has around 245 subsidiaries that are at least 50%-owned. The largest interests, in terms of value, are as follows:

- CIWLT (€1,149 million): CIWLT (Compagnie Internationale des Wagons-Lits et du Tourisme) is a Belgian company that offers onboard train services in Europe, directly or through subsidiaries. It owns 50% of the capital of CWT Holding BV, the holding company for the Carlson Wagonlit Travel agency network. In 2003, revenues totaled €129 million. During the year, the 3,956,965 Accor shares held by CIWLT were sold, generating a profit of €22.7 million. Net income for 2003 is expected to amount to €41 million (estimated as of February 25), compared with €24.3 million in 2002.
- IBL (€1,052 million): IBL owns 43.2% of Accor Lodging North America, the holding company for the Group's hotels business in the United States. IBL does not have any other activities and its income consists essentially of dividends received from Accor Lodging North America. In 2003, IBL had net income of €4.7 million versus €69.9 million the previous year, and paid dividends of €66.7 million to Accor SA.
- Cobefin (€418 million): Cobefin is a Belgian holding company which owns 1.28% of Compass and 74.5% of AAPC, the parent company of the Australian hotels business. Cobefin does not yet receive any dividends from its Australian subsidiary. Its 2003 net income of €5.5 million corresponded mainly to the profit on the sale of Granada shares and €4 million in dividends from Compass less €4.3 million in interest expense. Cobefin ended 2002 at close to break-even.
- Accor Services France (€412 million): In 2003, Ticket Restaurant service voucher issuing volume rose 1.5% compared with the previous year. Operating income climbed to €14.5 million from €13.7 million. Financial income contracted to €14.5 million from €15.8 million, reflecting the impact of lower interest rates on investment income. Net income remained stable at €18.5 million versus €18.9 million. Accor Services France paid €17.6 million in dividends to Accor SA in 2003.
- Accor Lodging North America (€739 million): Accor Lodging North America is the holding company for the hotels business in the United States. In December 2003, it received a capital injection to finance development projects and debt repayments, as well as to reduce its interest costs. The company ended the year with a loss of US$ 17 million.

The other interests held by Accor SA are listed in the table of subsidiaries and affiliates presented after the condensed financial statements.

In January 2004, Accor signed an agreement with the Barrière family and Colony Capital to combine the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière, Société des Hôtels et Casino de Deauville and Accor Casinos. Details of the agreement are provided in note 2.A.3. to the consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with French generally accepted accounting principles, including the principles of prudence and segregation of accounting periods. They are presented on a going concern basis and accounting methods have been applied consistently from one year to the next. Assets recorded in the balance sheet are stated at historical cost, contributed value or revalued cost, as applicable.

The main accounting policies applied are as follows.

a) Intangible assets

Intangible assets are stated at cost. Organization expense is amortized over five years. Business rights, networks and brands are not amortized. Their value is assessed at each year-end and more frequently if events or circumstances indicate a possible impairment in value. If an assessment of fair value based on the same criteria as at the time of acquisition indicates the existence of an other-than-temporary impairment in value, a provision is recorded. Computer software is amortized over the estimated period of benefit, generally between two and four years.

b) Property and equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives, as follows:
- Buildings: 30 to 45 years.
- Fixtures and fittings: 5 to 10 years.
- Other assets: 3 to 10 years.

a) and b) Fair values of intangible assets and property and equipment
At each year-end, the Group determines whether there are any indicators of an impairment in value of intangible assets or property, plant and equipment. Where there is an indication that the value of an asset may be impaired, its fair value is assessed for the purpose of calculating the possible impairment charge.

c) Investments

Shares in subsidiaries and affiliates and other investments are stated at cost. They are written down to an amount corresponding to the Company's equity in the underlying net assets, where the company concerned is not certain of operating profitability in the future. The fair value of investments is assessed using a range of indicators, including:
- The historical data used to value the investment at the time of acquisition.
- Current profitability data and the current value of underlying net assets.
- Projections of future profitability, realizable values and economic trends.

The valuation process also takes into account the maturity of the business (for example, no provision is recorded for investments in companies that are in the start-up phase and whose future profitability is assured).
Additional provisions may be recorded to write down advances to the company concerned and, where necessary, a provision for contingencies is also recorded.

d) Inventories

All inventories are stated at the lower of cost and probable realizable value. Cost is determined by the weighted average cost method.

e) Deferred charges

The costs of acquiring property and equipment and investments are amortized over five years. Debt issuance costs are amortized over the life of the debt. Information system development costs are amortized over the estimated useful life of the systems.

f) Receivables

Receivables are stated at nominal value. A provision is recorded to cover any risk of non-recovery.

g) Marketable securities

Marketable securities are stated at the lower of cost and market.

h) Untaxed provisions

Hotel fixed assets are depreciated by the reducing balance method for tax purposes. The difference between straight-line depreciation recorded in the accounts and reducing balance depreciation calculated for tax purposes is taken to shareholders' equity under "Excess tax depreciation".

i) Provisions for contingencies and charges

Provisions for contingencies and charges are determined in accordance with standard CRC 2000-06. A provision is recorded when the Company has an obligation towards a third party, which is probable or certain of giving rise to an outflow of economic resources without any inflow of economic resource of at least an equivalent value being expected.

j) Provisions for pensions and other post-retirement benefit obligations

In accordance with recommendation CNC 2203-RO1 dated April 1, 2003, the Company's total obligation for the payment of pensions and other post-retirement benefits is provided for in the balance sheet. These obligations concern statutory length-of-service awards payable in France and other defined benefit plans. The projected benefit obligation is recognized on a straight-line basis over the vesting period, taking into account the probability of employees leaving the Company before retirement age. The provision recorded in the balance sheet is equal to the discounted value of the defined benefit obligation, plus or minus any actuarial differences which are taken to the income statement in the year in which they arise.

k) OCEANE bonds

OCEANEs (Obligations à option de Conversion ou d'Echange en Actions Nouvelles et/ou Existantes) offer the issuer the option of exchanging the bonds for either new shares issued for this purpose or existing shares held in treasury or purchased on the market. The probable redemption premium on the May 2002 OCEANEs is being accrued over the life of the bonds.

l) Plain vanilla bonds

For plain vanilla bonds issued at a discount to face value, the difference between the issue proceeds and the face value of the bonds is amortized on a straight line basis over the life of the bonds.

m) Foreign currency transactions

Income and expenses in foreign currencies are converted into euros at the exchange rate ruling on the transaction date. Payables, receivables and cash balances in foreign currencies are converted at the year-end exchange rate. Conversion differences are recorded in the balance sheet. No provision for exchange losses is recorded for loans and borrowings denominated in the same currency with broadly equivalent maturities.

n) Currency risks

Currency risks arising on the conversion of euro cash reserves into foreign currencies to meet part of the financing needs of foreign subsidiaries are hedged by swaps with the same maturities as the loans to subsidiaries.

o) Corporate income tax

Accor has elected for group relief in application of the Act of December 31, 1987. Under the group relief system, the tax losses of certain companies in the tax group can be netted off against the profits of other companies in the group, provided that certain conditions are met. The applicable tax rules are set down in articles 223 A *et seq.* of the General Tax Code.

Each company in the tax group records in its accounts the tax charge it would have incurred if it had been taxed on a stand-alone basis. The group relief profit or loss is recorded in the balance sheet of Accor as the entity at the head of the tax group.

CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

The following parent company financial statements are condensed versions. The full statements, including the notes, are available upon request. There are no items not reflected in the financial statements that would assist an investor in assessing the Company.

Condensed income statement

in € millions	2001	2002	2003
Operating revenues	502	510	526
Operating expenses	(468)	(487)	(453)
Depreciation and amortization	(38)	(39)	(103)
Ebit	**(4)**	**(16)**	**(30)**
Other gains (losses)		(1)	(1)
Investment income	476	587	422
Other financial income	45	128	138
Financial expenses	(267)	(319)	(301)
Allowances to and recoveries of provisions - net	(356)	(216)	(108)
Net financial (expense) income	**(102)**	**180**	**151**
Exceptional items	**375**	**138**	**27**
Tax	47	36	31
Net income	**316**	**337**	**178**

Condensed balance sheet

in € millions	2001	2002	2003
ASSETS			
Intangible fixed assets	99	109	112
Property, plant and equipment	123	128	112
Financial assets	7,166	7,114	6,656
Receivables	726	1,282	1,326
Reserve funds			
Cash and cash equivalents	4	101	98
Total assets	**8,118**	**8,734**	**8,304**
LIABILITIES AND EQUITY			
Share capital	597	598	598
Additional paid-in capital and retained earnings	2,496	2,531	2,611
Net income	316	337	178
Other equity (T.S.D.I) (1)	466	459	453
Provisions for contingencies and charges	91	55	74
Convertible bonds (2)	437	574	1,194
Other debt	3,555	3,963	2,984
Other liabilities	160	217	212
Service vouchers in issue			
Total liabilities	**8,118**	**8,734**	**8,304**

(1) Including interest of €0.32 million in 2001, €0.29 million in 2002 and €0.14 million in 2003, due on June 27 of the following year.

(2) In 2001: 433,484 bonds with a face value of €1,000 each, issued in March 1999, plus accrued interest of €3.30 million due on March 29, 2002. The bonds were redeemed in full in April 2002.
In 2002 : 3,415,424 bonds with a face value of €166.89 each, issued in May 2002, plus accrued interest of €3,8 million due on January 1, 2003.
In 2003 : a) 3,415,424 bonds with a face value of €166.89 each, issued in May 2002, plus accrued interest of €5.7 million due on January 1, 2004.
b) 15,304,348 bonds with a face value of €40.25 each, issued in October 2003, plus accrued interest of €2.03 million due on January 1, 2004.

Shareholders' equity at December 31, 2003

in € millions	
Share capital	598
Additional paid-in capital	1,808
Legal reserve	62
Untaxed reserves	78
Other reserves	45
Retained earnings	610
Net income for the year	178
Untaxed provisions	8
Total before appropriation	**3,387**

Proposed appropriation of income

in € millions	
The Management Board will recommend that shareholders appropriate	
– 2003 net income	178
plus	
– Retained earnings brought forward from the prior year	608
– Prior year dividends not paid out on treasury stock	2
Total income available for distribution	**788**
As follows:	
– To the legal reserve	0
– To dividends	209
– To the "Précompte" dividend withholding tax	59
– To retained earnings	520
Total	**788**

Five-year financial summary

Transactions	1999	2000	2001	2002	2003
1- Capital at year-end (in € thousands)					
Share capital	556,446	594,974	596,680	597,776	597,779
Number of shares in issue	185,481,982	198,324,605[1]	198,893,415[1]	199,258,550[1]	199,259,550[1]
Number of convertible bonds in issue	1,990,639	0	0	3,415,424	18,719,772
2 - Results of operations (in € thousands)					
Net revenues	374,584	464,944	478,743	486,546	503,980
Ebitda	142,240	382,545	647,712	554,292	293,509
Income tax	(23,040)	(19,803)	(47,274)	(35,709)	(30,634)
Net income	243,983	406,385	315,905	337,244	178,462
Dividends	224,009	246,017	293,338	258,291	268,223[2]
3- Per share data (in €)					
Ebitda per share	0.89	2.03	3.49	2.96	1.63
Earnings per share	1.32	2.05	1.59	1.69	0.90
Dividend per share before tax credit	0.90	1.00	1.05	1.05	1.05[2]
4- Employees					
Number of employees	1,095	1,025	887	902	1,225[3]
Total payroll and employee benefits	68,294	75,479	74,335	78,781	112,942

(1) Par value €3.

(2) Subject to shareholder approval.

(3) Number of employees on the Accor SA payroll as of December 31, 2003.

Main Subsidiaries and Affiliates
at December 31, 2003

Subsidiaries and Affiliates	Currency	Share capital	Reserves (retained earnings)	% interest
A- Investments in subsidiaries with a carrying value in excess of 1% of Accor's capital				
1- Subsidiaries (at least 50%-owned)				
a) French subsidiaries				
SPFH – 33, avenue du Maine – 75015 Paris	EURO	29,796	12,188	100.00%
SPCA – 5, esplanade Charles-de-Gaulle – 92000 Nanterre	EURO	17,779	3,972	100.00%
ACCOR SERVICES PARTICIPATIONS – 33, avenue du Maine – 75015 Paris	EURO	7,950	(15)	100.00%
P.I.H. – 2, rue de la Mare-Neuve – 91021 Évry	EURO	32,236	22,300	100.00%
SHTG – Montauban – 97190 Gosier	EURO	957	(62)	100.00%
IBL – 33, avenue du Maine – 75015 Paris	EURO	863,010	177,711	99.99%
S.I.H.N. – 2, rue de la Mare-Neuve – 91080 Évry	EURO	55,500	4,877	99.99%
FINEXHOR – 2,rue de la Mare-Neuve – 91021 Évry	EURO	18,245	4,002	99.99%
SDHE – 33, avenue du Maine – 75015 Paris	EURO	22,500	(2,823)	99.99%
SIET – 3/3 bis, villa Thoreton – 75015 Paris	EURO	15,603	(30,391)	99.99%
FRANTOUR – 3/3 bis, villa Thoreton – 75015 Paris	EURO	30,493	34,548	99.99%
SEPHI – 6-8, rue du Bois Briard – 91021 Évry	EURO	8,000	17,851	99.99%
SAHRA – 2, rue de la Mare-Neuve – 91000 Évry	EURO	7,854	1,649	99.99%
SH BORDEAUX AQUITANIA – 2,rue de la Mare-Neuve – 91080 Évry	EURO	2,550	1,998	99.99%
HOTEXCO – 6-8, rue du Bois briard – 91021 Courcouronnes	EURO	39,071	79,238	99.99%
FIMAKER – 6-8, rue du Bois Briard – 91 000 Évry	EURO	1,102	2,868	99.99%
GENOMER – 2, rue de la Mare-Neuve – 91021 Évry	EURO	995	(430)	99.99%
CIE HÔTELIÈRE DE LYON – 2, rue de la Mare-Neuve – 91021 Évry	EURO	6,045	509	99.98%
CEPIH – 33, avenue du Maine – 75015 Paris	EURO	688	6,262	99.98 %
ACCOR.COM – 2,rue de la Mare-Neuve – 91000 Évry	EURO	522	(1,390)	99.98%
PRADOTEL – 6-8, rue du Bois Briard – 91021 Évry	EURO	447	13,407	99.97%
PRESTOTEL – 2, rue de la Mare-Neuve – 91021 Évry	EURO	192	1 079	99.96%
SCHE – 6-8, rue du Bois Briard – 91080 Courcouronnes	EURO	35,427	21,818	98.86%
SH CHAMMANS – RN 10 – 16430 Champniers	EURO	48	(393)	99.80%
STÉ D'EXPLOITATION DES HÔTELS SUITES – 33, av. du Maine – 75015 Paris	EURO	6,900	(10,646)	98.35%
ACCOR SERVICE France – 62, avenue de Saxe – 75738 Paris	EURO	388,037	51,613	98.30%
ACCENTIV'TRAVEL – Villa Thoreton – 75737 Paris	EURO	2,400	606	98.30%
LENÔTRE – 44, rue d'Auteuil – 75016 Paris	EURO	2,606	6,566	98.00%
SCI PRESTIGE DE BORDEAUX – 2, rue de la Mare-Neuve – 91000 Évry	EURO	8,690	(22)	96.85%
SH BERNICA RÉUNION – 97434 Saint-Gilles-les-Bains	EURO	3,283	8,083	96.71%
SH BAS DU FORT – Novotel Fleur d'épée – 97190 Gosier	EURO	6,536	(4,790)	95.82%
ACCOR AFRIQUE – 2, rue de la Mare-Neuve – 91000 Évry	EURO	16,048	(7,929)	94.85%
MERCURE INTERNATIONAL HÔTEL – 2, rue de la Mare-Neuve – 91021 Évry	EURO	54,336	77,357	71.79%
SEORIM – 2, rue de la Mare-Neuve – 91021 Évry	EURO	31,359	4,113	70.94%
GO VOYAGES – 14, rue de Cléry – 75002 Paris [2]	EURO	150	13,117	69.95%
ACCOR CASINOS SA – 33, avenue du Maine – 75015 Paris [2]	EURO	23,194	61,582	50.00%
b) Foreign subsidiaries				
ACCOR POLSKA (Poland)	PLN	260,962	109,341	100.00%
ACCOR SUISSE SA (Switzerland)	CHF	14,300	56,015	100.00%
NOVOTEL NEDERLAND BV (Netherlands)	EURO	3,086	19,123	100.00%
KATERINSKA HOTEL (Czech Republic) [4]	CZK	300,000	122,734	100.00%
ACCOR HOTEL DENMARK (Denmark)	DKK	800	(33,352)	100.00%
HOTELES ACCOR DE ARGENTINA (Argentina)	AR$	51,400	(15,737)	100.00%
ACCOR UK LTD (United Kingdom)	GBP	32,530	32,154	100.00%
COBEFIN (Belgium)	EURO	369,884	(6,668)	100.00%
IBIS HOTEL BELGIUM (Belgium)	EURO	2,624	4,853	100.00%
SOGEDETU (Dominican Republic)	DOP	402,642	14,639	100.00%
NOVOTEL CANADA INC (Canada)	CAD	64,999	(9,820)	100.00%
ACCOR HOTEL GMBH (Germany) [1]	EURO	25,570	65,566	99.98%
STE IMMOBILIARIA HOT. DE MEXICO (Mexico)	MXN	278,159	(36,798)	99.98%
MARARA S.A. (French Polynesia)	XPF	160,000	852,150	99.96%
CI DES WAGONS LITS (Belgium)	EURO	50,676	420,238	99.49%
HOTELES AUSTRALES (Argentina)	AR$	10,344	(13,354)	99.12%
CHP Maeva (French Polynesia)	XPF	160,000	132,214	98.92%
ACCOR TRB (Belgium)	EURO	5,965	19,753	98.30%
ACCOR AUSTRIA (Austria)	EURO	5,542	32,522	98.00%
ASESORIA (Mexico)	MXN	11,255	11,995	91.11%
ACCOR SERVICE SA (Romania)	ROL	8,877,000	578,436,956	86.80%
ACCOR HOTELES ESPAÑA (Spain)	EURO	27,983	31,827	86.79%
SAFARI CLUB MOOREA (French Polynesia)	XPF	172,000	2,079,824	85.92%
ACCOR HOTEL BELGIUM (Belgium)	EURO	34,531	(6,210)	85.11%
SERVICIOS TICKET (Argentina)	AR$	2,110	55,515	80.00%
ACCOR SERVICES AUSTRALIA (Australia)	AUD	15,000	(1,603)	78.30%
SHERATON GEZIRAH LE CAIRE (Egypt)	USD	29,775	10,303	64.93%
ACCOR LODGING NORTH AMERICA (Unites States)	USD	1,396,285	234,264	56.83%
CESTATICKET ACCOR SERVICES C.A. (Venezuela)	VEB	86,250	26,205,297	54.50%
AMORIM HOTELS SERVICOS (Portugal) [1]	EURO	14,300	28,272	50.00%
CARLSON WL TRAVEL (Unites States)	USD	104,746	131,108	50.00%
2- Affiliates (10-50%-owned)				
a) French affiliates				
GOLF MEDOC PIAN - Chemin de Courmateau - 33290 LE PIAN MÉDOC-LOUENS [1]	EURO	411	3,329	44.97%
FRONT DE SEINE PARTICIPATION - 61 quai de Grenelle - 75015 PARIS [3]	EURO	15,500	(11,197)	40.00%
SHCD (CASINO DEAUVILLE) - 2,rue Edmond-Blanc - 14800 DEAUVILLE [2]	EURO	4,852	120,378	28.04%
b) Sociétés étrangères				
RISMA (Morocco) [4]	MAD	489,077	147,342	43.55%
DORINT AG (Germany)	EURO	19,200	(5,908)	40.19%
HOLPA (Luxembourg)	EURO	53,245	4,162	38.00%
TANIT INTERNATIONAL (Tunisia)	TND	60,000	(20,606)	37.50%
ORBIS (Poland)	PLN	92,154	1,099,533	35.58%
SIFALBERGHI (Italy)	EURO	13,000	17,261	30.65%
A A P C (Australia)	AUD	371,330	(176,587)	25.46%
PROGETTO VENEZIA (Italy) [1]	EURO	12,911	(1,178)	20.00%
CIE ITALIENNE DE TOURISME HOLDING SPA (Italy) [1]	EURO	51,700	15,337	10.00%
3- Other investments (less than 10%-owned)				
GLOBALIA (Spain)	EURO	16,894	16,939	2.50%
B- Other investments in subsidiaries with a carrying value of less than 1% of Accor's capital				
1- Subsidiaries (at least 10%-owned)				
a) French subsidiaries (aggregate)				
b) Foreign subsidiaries (aggregate)				
2- Other investments (less than 10%-owned)				
a) French companies (aggregate)				
b) Foreign companies (aggregate)				
Total				

(1) Balance sheet at December 31, 2002. (2) Balance sheet at October 31, 2003. (3) Balance sheet at june 30, 2003. (4) Provisional or unaudited balance sheet.

(in euros thousand)

Book value of shares: Cost	Book value of shares: Net	Outstanding loans and advances	Guarantees given	Last published net sales	Last published net income (loss)	Dividends received during ther year
29,796	29,796	45,529	0	0	10,060	1,251
6,997	6,997	0	0	0	1,853	0
7,950	7,950	25,061	0	0	(10)	0
29,263	29,263	19,748	6,726	0	11,839	403
8,206	1,317	536	0	6,123	(713)	0
1,051,705	1,051,705	0	0	0	4,730	66,739
56,241	56,241	0	0	16	6,081	0
19,947	19,947	14,812	564	1,984	1,580	0
22,867	22,867	3,966	0	21,334	(139)	0
70,973	5,890	3,410	0	41,895	(30,673)	0
104,365	104,365	0	0	9,295	3,439	17,724
40,399	40,399	29,803	18	89,624	14,718	11,000
7,982	7,982	0	0	3,594	1,254	1,047
14,885	4,963	0	0	440	431	0
12,468	12,468	29,198	50	89,750	182	10,744
7,240	7,240	103	0	2,872	849	0
13,665	580	139	0	1,235	(6)	0
6,668	6,668	0	0	1,517	369	375
11,799	6,521	8,715	0	2,939	1,985	0
61,175	175	7,795	1,584	0	(1,639)	0
7,356	2,930	3,011	11	11,685	1,633	0
6 374	6 374	0	0	968	216	293
42,514	42,514	26,682	4,688	120,640	(3,029)	0
6 163	0	273	0	936	(119)	0
6,906	53	52,922	0	12,615	(5,415)	0
411,767	411,767	704	604	51,141	18,524	17,642
14,183	2,950	0	99	912	5	0
48,193	30,644	18,525	0	80,516	2,089	579
10,395	10,395	0	0	361	(26)	0
8,461	8,461	0	0	6,389	360	0
7,132	2,632	4,693	5	8,817	(2,613)	0
15,706	15,706	56,114	1,260	7,245	(4,151)	0
65,114	65,114	0	0	59,069	21,165	28,377
22,164	22,164	1,364	0	0	3,052	2,322
31,411	31,411	0	0	184,837	5,064	1,399
66,880	66,880	16,747	0	4,096	38,376	12,860
64,840	64,840	43	0	3,843	21,926	0
25,907	25,907	0	0	5,311	4,899	5,535
16,825	16,825	0	0	44,394	5,880	12,500
9,125	9,125	5,554	0	12,849	3,287	0
8,742	8,742	9,688	0	12,493	(5,346)	0
25,860	20,150	8,388	0	2,896	(2,605)	0
92,790	92,790	0	0	0	1,832	0
417,774	357,673	0	0	0	5,543	0
55,666	55,666	0	1,812	37,620	4,279	115
18,082	10,789	0	0	2,083	(628)	0
26,256	26,256	9,875	0	18,015	1,673	0
68,725	68,725	25,000	9,963	425,365	5,340	0
28,170	28,170	0	0	9,009	(2,036)	0
7,610	7,610	0	180	5,075	(264)	0
1,148,909	552,542	0	292	129,054	41,352	0
6,340	3,772	1	316	930	(535)	0
6,688	4,488	0	443	8,081	(126)	0
23,035	23,035	27	0	22,308	9,958	8,292
20,751	20,751	0	0	6,775	29,427	0
7,471	7,471	0	0	0	(2)	0
6,943	6,943	164	0	17,774	13,849	11,342
30,240	30,240	31	7,893	73,572	2,848	0
7,030	7,030	0	108	8,098	(203)	0
44,055	44,055	0	0	72,665	(7,379)	1,791
9,646	9,646	198	0	10,155	3,920	0
7,101	7,101	9	0	175	(180)	0
39,779	39,779	0	0	5,952	1,787	0
738,850	738,850	0	0	0	(13,956)	0
8,253	8,253	1,299	0	19,434	12,767	973
14,290	14,290	5,320	0	0	1,153	0
19,810	19,810	0	0	149,215	(808)	0
7,373	1,503	530	0	1,233	(585)	0
6,200	6,200	22,520	0	0	(4,055)	0
45,111	45,111	0	0	80,109	1,955	510
23,756	23,756	3,979	0	20,412	(3,983)	0
62,664	62,664	0	0	376,299	(51,329)	0
28,259	28,259	0	0	0	(3,563)	24,503
24,955	5,454	0	0	15,960	(5,828)	0
117,750	117,750	0	0	122,316	8,870	1,002
9,388	9,388	3,513	0	81,282	3,447	1,176
66,758	66,758	158,793	0	3,997	(1,848)	0
9,568	9,568	0	0	148	(493)	0
8,985	8,985	0	0	117,032	(2,376)	0
6,758	6,758	0	0	369	(1,233)	0
222,213	124,095	420,610	13,657			28,048
92,572	63,905	49,436	1,280			55,405
3,558	2,335	35,796	27			252
812	193	113	5 000			27
6,097,553	**5,057,335**	**1,130,737**	**56,580**			**324,226**

STATUTORY AUDITORS' SPECIAL REPORT ON REGULATED AGREEMENTS
YEAR ENDED DECEMBER 31, 2003

To the shareholders,

In our capacity as statutory auditors of your company, we present below our report on regulated agreements.

In application of article L. 225-88 of the Commercial Code, we have been informed of the agreements approved by the Supervisory Board. Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 117 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

Agreements authorized during the year

1. With a member of the Management Board

Person concerned: Jean-Marc Espalioux

On March 4, 2003, the Supervisory Board authorized an agreement concerning the signature of a contract between Compagnie Internationale des Wagons-Lits et du Tourisme – CIWLT (a subsidiary of Accor) and SERVAIR (a subsidiary of Air France) for the submission of joint bids for European onboard train services contracts and the creation of joint ventures to supply such services.

2. With BNP Paribas and Société Générale

Persons concerned: Philippe Citerne and Baudoin Prot, permanent representatives of, respectively, Société Générale and BNP Paribas on the Supervisory Board.

On October 9, 2003, the Supervisory Board authorized the Management Board to carry out an OCEANE convertible bond issue with the following characteristics:

- Life: 4 years and 3 months;
- Maximum nominal amount: approximately €700 million (final amount: €616 million);
- Interest rate: within the range of 1.8% to 2.5% (final rate: 1.75%).

The Company paid fees of €7,280,000 to the banks that arranged the issue.

Agreements entered into in prior years, which remained in force during the year

In application of the decree of March 23, 1967, we were advised of the following agreements entered into in prior years, which remained in force during the year.

3. With Europcar International

Person concerned: John Du Monceau.

The marketing partnership agreement signed with Europcar International when the Company's 50% interest in Europcar International was sold to Volkswagen, was authorized by the Supervisory Board on December 15, 1999. The 10-year contract provided that in exchange for a minimum guaranteed annual fee of €5.1 million, your Company agreed to maintain its programs promoting Europcar in all its business activities.

On January 8, 2002, the Supervisory Board authorized the Management Board to sign an addendum to this contract extending it for an additional year and changing the terms of Accor's remuneration. Under the new terms, the variable portion of the remuneration, which was capped at €2.5 million a year, was replaced by an additional fixed fee of €1.5 million a year.

In fiscal year 2003, your Company received €5,112,900 in fees from this contract.

4. With Compagnie Internationale des Wagons-Lits et du Tourisme (CIWLT)

An addendum to the technical support agreement with Compagnie Internationale des Wagons-Lits et du Tourisme was signed on April 10, 2003, setting the annual fee for 2003 at €100,000.

5. With BNP-Paribas and Société Générale

The €1 billion syndicated line of bank credit negotiated in 2000 was not utilized during the 2003 fiscal year and therefore no interest was charged.

Neuilly, April 8, 2004

Barbier Frinault & Autres Ernst & Young	Deloitte Touche Tohmatsu Audit
Christian Chochon	Alain Pons

This is a free translation into English of the original statutory auditors' report signed and issued in the French language and is provided solely for the convenience of English speaking readers.

Corporate Governance

GOVERNANCE STRUCTURES

STRUCTURES

Accor is a limited liability company with a two-tier governance structure, comprising a **Management Board** and a **Supervisory Board**. This structure, which has also been adopted by many other French companies, complies fully with the principles of good corporate governance as currently embodied in French law. It encourages a clear separation between the financial and strategic management functions, which are handled by a five-member Management Board, and oversight and control functions, which are the responsibility of an eleven-member* Supervisory Board, acting on behalf of shareholders. This segregation of powers provides shareholders with the assurance that their interests are protected, by guaranteeing transparency and ongoing effective supervision of the Company's business activities.

The respective roles and responsibilities of the Supervisory Board and the Management Board are set out in the bylaws and in formal rules. These rules define the composition and terms of reference of each board, the procedures to be followed at their respective meetings and their rights to information. They also set out the rights and obligations of members, dealing with such issues as conflicts of interest, confidentiality, personal shareholdings, compliance with stock exchange guidelines concerning transactions in Accor shares, the obligation of diligence and the limit on the number of directorships in other companies. The bylaws stipulate that each Supervisory Board member is required to hold at least 500 Accor shares. To promote high attendance rates at Supervisory Board meetings, 50% of the total fees awarded to the Board is allocated among the members based on their attendance record.

In practice, at Accor, the Supervisory Board and the Management Board interact on a regular, ongoing basis in a mutual commitment to good governance practices. The Supervisory Board fulfils its oversight role by reviewing in detail quarterly business reports prepared by the Management Board. The Supervisory Board is also responsible for authorizing significant investments and strategic transactions, based on detailed and objective analyses of the proposed projects. Corporate actions, including shareholder-approved stock option plans proposed by the Management Board, are also subject to Supervisory Board approval. The composition of the Supervisory Board helps to ensure that the Board is objective and exercises effective control over the running of the Company. Seven of its eleven members are independent; i.e. directors with no ties to the Group or its management that would be likely to influence their judgment. The Supervisory Board's definition of an independent director is consistent with the criteria set out in the AFEP-MEDEF report on corporate governance, taking into account the Company's two-tier management structure.

* Including one member proposed for election at the Annual Shareholders' Meeting of April 26, 2004 (on first call) or of May 4, 2004 (on second call).

According to this definition, members of the Supervisory Board who are in any of the following situations are not considered as independent:

- Directors who have – or have had at any time in the five years preceding their election to the Supervisory Board – an employment contract with the Company or any other Group entity.
- Directors who have personal ties with the Company or any other Group entity in the form of a business contract.
- Directors who have any ties whatever with a significant and regular business or financial partner of the Company or any other Group entity.
- Directors who have close family ties with the Chairman or the members of the Company's Management Board.
- Directors who have worked on the audit of the accounts of the Company or any other Group entity in any of the five years preceding their election to the Supervisory Board.
- Directors who control the Company's capital, alone or in concert with other shareholders, or who represent any such shareholders.
- Directors who are Chairman, Chief Executive Officer, Chairman or member of the Management Board of a listed subsidiary or of any affiliated company not controlled by the Group.
- Directors who are Chairman, Chief Executive Officer, Chairman or member of the Management Board of a non-Group company of which the Company is a director or member of the Supervisory Board or of which the Chairman or any member of the Management Board is a director or member of the Supervisory Board.

The Supervisory Board has reviewed the situation of each of its members, based on the above criteria, and decided that Isabelle Bouillot, Etienne Davignon, Renaud d'Elissagaray, Gabriele Galateri di Genola, Franck Riboud, Jérôme Seydoux and Maurice Simond are independent directors.

The Supervisory Board's procedures are described in the report of the Chairman of the Supervisory Board on the organization and procedures of the Supervisory Board, drawn up pursuant to article L. 225-68 of the Commercial Code (see page 100).

In accordance with the principles of sound corporate governance, the Supervisory Board has formed two committees, whose activities are governed by specific charters:

- The **Compensation and Nominations Committee**. The Committee's three members include the Chairman of the Supervisory Board, Gérard Pélisson, and two independent members, Etienne Davignon and Jérôme Seydoux, who serves as Committee Chairman. The Committee makes recommendations to the Supervisory Board regarding the appointment of the Chairman and members of the Management Board, candidates for election to the Supervisory Board, the compensation to be paid to the Chairman of the Supervisory Board and the Chairman and members of the Management Board, and the Group's executive stock option policy;

- The **Audit Committee**, whose four members include the Chairman of the Supervisory Board, Gérard Pélisson, and three independent members, Etienne Davignon, who serves as Committee Chairman, Isabelle Bouillot and Renaud d'Elissagaray. The Audit Committee's terms of reference are described in the report of the Chairman of the Supervisory Board (see page 100).

MEMBERSHIP

Co-Chairmen and Co-Founders

Paul Dubrule

Born on July 6, 1934 in Tourcoing (France). Graduate of the Institut des Hautes Etudes Commerciales, University of Geneva. Co-Founder and Co-Chairman of the Novotel chain in 1963 with Gérard Pélisson, Co-Chairman and Chief Executive Officer of the Novotel S.I.E.H. Group (1971-1983). Co-Founder and Co-Chairman of the Accor Group (1983-1997). Paul Dubrule is also Senator of Seine-et-Marne (France), Chairman of Entreprise et Progrès and Co-Founder of the World Travel and Tourism Council (WTTC).

Gérard Pélisson

Born on February 9, 1932 in Lyon (France). Engineering degree from the Ecole Centrale des Arts et Manufactures, Paris, and Master of Science in Industrial Management, Massachusetts Institute of Technology (USA). Co-Founder and Co-Chairman of the Novotel chain in 1963 with Paul Dubrule, Co-Chairman of the Novotel S.I.E.H. Group (1971-1983). Co-Founder and Co-Chairman of the Accor Group (1983-1997). Gérard Pélisson is also Chairman of the Council on French Investment in Africa (CIAN), Chairman of the Union of French Citizens Abroad (UFE), Honorary Chairman and Co-Founder of the Brillat-Savarin Foundation, Co-Founder and Vice-Chairman of the World Travel and Tourism Council (WTTC) and President of the Ecole Supérieure de Commerce of Lyon (1990-1996).

Management Board

Jean-Marc Espalioux, Chairman

Born on March 18, 1952. Law and Economics degree from Institut d'Etudes Politiques de Paris; France's Ecole Nationale d'Administration, Paris (1978). Inspecteur des Finances at the French Ministry of Finance from 1978 to 1982. Joined Compagnie Générale des Eaux (now Vivendi Universal) in 1984, where he served as Chief Financial Officer (1987), Member of the Executive Committee (1994) and Executive Vice-President (1996). Director of Accor since 1988, chosen by the Co-Founders, Paul Dubrule and Gérard Pélisson, to become the Chairman of the Management Board on January 7, 1997. Jean-Marc Espalioux is also Director and member of the Accounts, Audit and Commitments Committee of Véolia Environnement, Director and Chairman of the Compensation Committee of Air France, and non-voting member of the Supervisory Board of Caisse Nationale des Caisses d'Epargne.

Benjamin Cohen

Born on April 29, 1939 in Castres (France). Graduate of the Ecole des Hautes Etudes Commerciales (1961). Vice-President, Public Restaurants at Jacques Borel International (1964-1968), Member of the Management Committee and Chief Executive Officer of the Jacques Borel International Group (1975), Vice-Chairman and Chief Executive Officer of Compagnie des Hôtels Jacques Borel (1972-1975), Managing Director (1975-1977), then Chairman and Chief Executive Officer of Sofitel (1977) and Union Touristique et Hôtelière (U.T.H.) (1979-1985), Executive Vice-President, International Business for Novotel S.I.E.H. (Société d'Investissement et d'Exploitation Hôtelière) (1982-1983), Executive Vice-President, Hotels and Member of the Management Committee of the Accor Group (1983-1988), Chairman of Croisières Paquet (1987-1994), Managing Director of the Accor Group (1989-1992), Accor Group Executive Vice-President (1992-1997), Director (1994) Chairman and Chief Executive Officer of Compagnie Internationale des Wagons-Lits et du Tourisme, Co-Chairman of the Board of Directors of Carlson Wagonlit Travel Holdings BV. Benjamin Cohen has been a Member of the Accor Management Board since January 7, 1997 and, since January 3, 2003, Vice-Chairman of the Management Board in charge of Finance and Development of the Hotel, Leisure and Tourism business, Casinos, Brazil, and the South American Hotels business.

John Du Monceau

Born on April 6, 1938 in Mortsel (Belgium). Degree in Commercial and Maritime Science, Saint-Ignace College, Antwerp (Belgium). Various responsibilities in food product marketing for Unilever (1961-1973), Managing Director of Jacques Borel International, Belgium (1973-1977); Managing Director of Ticket Restaurant France (1978- 1983). At Accor, since 1983 he has served as Managing Director, Service Vouchers and Group Executive Vice-President, Service Vouchers and Eurest. John Du Monceau has been Member of the Management Board since January 7, 1997 and, since January 3, 2003, Deputy Vice-Chairman of the Management Board in charge of Services, Human Resources, Sustainable Development and Onboard Train Services.

André Martinez

Born on January 10, 1953. Graduate of the Ecole des Hautes Etudes Commerciales (1975), Institut d'Etudes Politiques de Paris (1977), Masters in Economics from the Assas Paris II Faculty of Law (1977). Joined Airbus Industries in 1979 before moving to Société des Hôtels Méridien, where he became Chief Executive Officer (1991-1995). Since joining Accor in 1997, Chief Executive Officer of Compagnie des Wagons-Lits (1997-2002), Group Executive Vice-President, Hotel Development and Strategy (1999-2001), Chief Executive Officer Economy Hotels (2002). Member of the Management Board in charge of hotel operations in Europe, Africa and the Middle East since January 3, 2003.

Secretary of the Management Board

Pierre Todorov

Supervisory Board

- Chairman: Gérard Pélisson
  Gérard Pélisson's term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2008.

- Vice-Chairman: Etienne Davignon*, Member of the Board since May 16, 1990. Etienne Davignon, 71, is Vice-Chairman of Suez Tractebel and Fortis. He owns 648 Accor shares. His term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2008.

- BNP-Paribas, Member of the Board since May 16, 1990, represented by Baudouin Prot, Director and Chief Operating Officer of BNP-Paribas. Baudouin Prot, 53, is a Director of Véolia Environnement and Member of the Supervisory Board of Pinault-Printemps-Redoute. He owns 500 Accor shares. BNP-Paribas's term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2006.

- Isabelle Bouillot*, Director of Compagnie de Saint-Gobain, has been a Member of the Board since February 14, 1996. Isabelle Bouillot, 55, owns 500 Accor shares. Isabelle Bouillot's term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2008.

- Renaud d'Elissagaray*, Member of the Board since January 7, 1997 (he had served as censor since January 27, 1988). Renaud d'Elissagaray, 71, a former Member of the Management Board of Banque Louis-Dreyfus, is a Director of Arca-Banque du Pays basque and various mutual funds. He owns 500 Accor shares. His term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2004.

- Gabriele Galateri di Genola*, Chairman of Mediobanca SpA, appointed to the Board on July 2, 2003 (1) to replace IFIL Finanziaria di Partecipazioni SpA, following the latter's resignation. Gabriele Galateri di Genola, 55, is Vice-Chairman of Assicurazioni Generali SpA, and Director of IFI SpA and Pirelli & C SpA. He owns 500 Accor shares. His term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2006.

(1) Appointment decided by the Supervisory Board, subject to ratification at the Annual Shareholders' Meeting of April 26, 2004 (on first call) or of May 4, 2004 (on second call).

- Francis Mayer(2), Chief Executive Officer of Caisse des Dépôts et Consignations. Francis Mayer is Vice-Chairman and Member of the Supervisory Board of Caisse Nationale des Caisses d'Epargne, and Director of Casino Guichard-Perrachon, Dexia and Véolia Environnement.

(2) Election proposed at the Annual Shareholders' Meeting of April 26, 2004 (on first call) or of May 4, 2004 (on second call).

- Franck Riboud*, Chairman and Chief Executive Officer of the Danone Group, Member of the Board since July 3, 2001. Franck Riboud, 48, is Director of L'Oréal and Renault and member of the Supervisory Board of Eurazeo. He owns 500 Accor shares. His term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2004.

- Jérôme Seydoux*, Chairman and Member of the Executive Board of Pathé SAS, Member of the Board since January 7, 1997. Jérôme Seydoux, 69, is Director of Danone and Vice-Chairman and Chief Executive Officer of Chargeurs. He owns 1,000 Accor shares. His term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2008.

- Maurice Simond*, 72, former Group Director of IBM Europe, Member of the Board since January 7, 1997 (he had served as censor since June 28, 1983). He owns 33,720 Accor shares. His term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2006.

- Société Générale, Member of the Board since June 28, 1983, represented by Philippe Citerne (3), member of the Board and Chief Operating Officer of Société Générale. Philippe Citerne, 55, is Director of Unicredito Italiano (Italy) and Crédit du Nord. Société Générale's term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2006.

(3) Philippe Citerne replaced Patrick Duverger as permanent representative of Société Générale on January 7, 2004.

Secretary of the Supervisory Board

Pierre Todorov

* Independent members.

OTHER DIRECTORSHIPS HELD BY THE MEMBERS OF THE SUPERVISORY BOARD AND MANAGEMENT BOARD IN 2003

Co-Chairmen and Co-Founders

Paul Dubrule
- Member of the Management Board of Accor
- Director of Crédit Commercial de France

Gérard Pélisson
- Chairman of the Supervisory Board of Accor
- Vice-Chairman of the Supervisory Board of Ohada.com
- Member of the Supervisory Board of Lenôtre
- Director of Société d'Investissements Fonciers de Provence, Société Francaise d'Etude de Développement et d'Investissement, Société du Golf du Médoc Pian
- Permanent representative of Ugepar Services on the Board of Directors of Banque Transatlantique and of Accor on the Board of Directors of Société Foncière du Golf

Management Board

Jean-Marc Espalioux
- Chairman of the Management Board of Accor
- Director of Véolia Environnement, Air France

Benjamin Cohen
- Member of the Management Board of Accor
- Permanent representative of Accor on the Supervisory Board of Lenôtre
- Permanent representative of Accor on the Board of Directors of Société des Hôtels et Casino de Deauville, Accor Services France, Devimco, IBL, SFPIE, STI, UTH, SACT
- Permanent representative of Compagnie Internationale des Wagons-Lits et du Tourisme on the Board of Directors of WL Diffusion and on the Board of Directors of Compagnie du Grand Express
- Permanent representative of Saminvest on the Board of Directors of Accor.com, of Sodetis on the Board of Directors of Go Voyages, of SPIF on the Board of Directors of Société de Gestion et de Participations – Sogepar
- Chairman of Custom Publishing France (SAS)
  - Directorships outside France:
    - Chairman of the Board of Directors of Compagnie Internationale des Wagons-Lits et du Tourisme – CIWLT (Belgium), of Hotelaria Accor Brasil SA, and Accor Brasil SA
    - Co-Chairman of the Board of Directors of Carlson Wagonlit Travel Holdings BV

John Du Monceau
- Member of the Management Board of Accor
- Director of Europcar International
- Chairman and Chief Executive Officer of Accor Services France
- Chairman of Accor Services Participations SAS
- Chairman of the Board of Directors of WL Diffusion
- Permanent representative of Accor Services France on the Supervisory Board of Servepar
  Permanent representative of Accor Reservation Services on the Board of Directors of Accor.com
  Permanent representative of Saminvest on the Board of Directors of Compagnie du Grand Express

André Martinez
- Member of the Management Board of Accor
- Chairman and Chief Executive Officer of Développement des Hôtels Economiques (until November 24, 2003)
- Chairman of Société Internationale de Services des Hôtels Economiques SAS (until October 28, 2003)
- Chairman of the Board of Directors of Etap Hotel (until November 15, 2003), Société Commerciale des Hôtels Economiques (until November 17, 2003), Société Hôtelière d'Exploitation Economique (until November 17, 2003), WL Diffusion (until February 3, 2003)
- Permanent representative of Accor on the Board of Directors of Accor.com and of SIP on the Board of Directors of Société Hôtelière Sophia Antipolis (until December 18, 2003)

Supervisory Board

Etienne Davignon*
- Vice-Chairman of the Supervisory Board of Accor
- Director of Suez, Pechiney (until December 16, 2003)
- Directorships outside France:
  - Belgium: Chairman of Compagnie Internationale des Wagons-Lits et du Tourisme, of Compagnie Maritime Belge and of Sibeka; Vice-Chairman of Suez Tractebel (since October 31, 2003), Recticel, Société Générale de Belgique (until October 31, 2003), Petrofina (until May 9, 2003), Tractebel (until October 31, 2003), Fortis, Umicore
    Director of Sofina, Solvay (until June 5, 2003), Biac
- Member of the Supervisory Board of Basf (Germany) (until May 6, 2003)

BNP-Paribas

- Member of the Supervisory Board of Accor, Compagnie Laitière Européenne, Elso Magyar Koncesszios Autopalya, Ezus Lyon 1, Locindus, Robertet SA
- Director of Agys, Airinvest, Assurances Mediforce, Assu Vie, B*Capital, Balinvest, Banque Financière Cardif, Banque Franco-Roumaine, Banque Internationale pour le Commerce et l'Industrie du Sénégal, Banque Internationale pour le Commerce et l'industrie au Mali, Banque Internationale pour le Commerce et l'Industrie de la Côte d'Ivoire, Banque Internationale pour le Commerce et l'Industrie de la Guinée, Banque Internationale pour le Commerce et l'Industrie du Gabon, Banque Togolaise pour le Commerce et l'Industrie, Bici Bourse, Bici Consultants, BNP-Paribas El Djazair, BNP-Paribas Epargne Entreprise, BNP-Paribas Equities France, BNP Paribas Guadeloupe, BNP-Paribas Martinique, BNP-Paribas Nouvelle-Calédonie, BNP-Paribas Private Bank, BNP-Paribas Private Equities, BNP-Paribas Réunion, BNP-Paribas Sécurities Services, BNP-Paribas Securities Services International Holding, Bollore Shangai Dialectric, Cie Financière de la Côte d'Ivoire "Sofinici", Cie Monégasque de Banque, Civi Pol Conseil – Société de Conseil et de Service, Compagnie Saint-Honoré de Construction et de Participations Immobilières, Consortium Auxiliaire de Participations, Cortal Bank, Cortal Consors, Crédit Logement, Crédit Logement Assurance, CRH – Caisse de Refinancement de l'Habitat, Finaero, Financière du Marché Saint-Honoré, France Garantie, GCPS L.L.C., Gerfonds, Gimages, Gimages 2, Gimages 3, Gimages 4, Gimages 5, Gimages 6, Industelec Ouest, Institut de Telemarketing, Invest Export, Kléber Quantamerica, Natio Vie, Novespace, Obligations Convertibles (SICAV), Parcadia Asset Management, Parking de la Porterne, Powernext SA, President Investment Trust Corp., Projenor, Prominnofi, Promo Residences, S.E.M. Immobilière de la Porte des Alpes (Semipa), S.E.M. Zone France Epinal Mirecourt, SA d'Economie Mixte de la Garenne-Colombes, Saem de Rénovation et d'Aménagement Urbain de Montigny-les-Metz, Securi-Taux, Servicio de Compensacion y Liquidacion de Valores, Société de Gestion de Garanties Immobilières Sogrim, Société de Gestion du Fonds de Garantie de l'Accession Sociale à la Propriété, Société de Promotion et de Participations pour la Coopération Economique, Société d'Economie Mixte de la Ville de Paris, Société Financière des Pays de l'Adour, Société Française Auxiliaire, Société Française d'Etudes et de Réalisations d'Equipements Aéronautiques, Société Gessienne de Participations, Société Givetoise de Participations, Société Immobilière du 15/17 Avenue d'Ostende, Société Jovacienne de Participations, Sofibus, Sofinergie 4, Sofinergie 5, Sofineurope, Sofygram, Sofygram 2, Sofygram 3, SPS Reassurance, Studio Images 3, Studio Images 4, Studio Images 5, Studio Images 7, Studio Images 8, Transvalor, Tresor-Real, Union de Crédit pour le Bâtiment, Valeuro

Isabelle Bouillot*

- Member of the Supervisory Board of Accor and CNP Assurances (until July 16, 2003)
- Director of Compagnie de Saint-Gobain
- Chairman of the Management Board, Director in charge of Central Functions of CDC Finance-CDC Ixis (until July 16, 2003)
- Chairman of the Supervisory Board of CDC-Ixis Capital Market (until August 4, 2003), CDC Ixis Financial Guaranty Holding (until August 4, 2003)
- Vice-Chairman of the Supervisory Board of CDC Ixis Asset Management (until August 4, 2003)
- Director of Compagnie Financière Eulia (until August 4, 2003), Ixis Aew Europe (until November 25, 2002)
- Permanent representative of CDC Finance-CDC Ixis on the Supervisory Board of CDC Ixis Italia Holding (until July 17, 2003), CDC Ixis Securities (until July 17, 2003), CDC Ixis Private Capital Management (until August 4, 2003)
- Permanent representative of CDC Finance-CDC Ixis on the Board of Directors of CDC Ixis Private Equity (until July 17, 2003)
- Permanent representative of CDC on the Supervisory Board of CNCE (until November 6, 2003)
- • Directorships outside France:
  - Chairman of CDC Ixis North America (USA) (until August 4, 2003) and CDC Ixis Financial Guaranty North America Inc. (until August 4, 2003), Director of CDC Ixis AM US Corporation (USA) (until August 4, 2003) and of San Paolo IMI (until August 4, 2003), Chairman (permanent representative of CDC) of the Board of Directors, Société de Gestion de CDC Euro Obligations (Luxembourg) (until August 4, 2003)

Renaud d'Elissagaray*	– Member of the Supervisory Board of Accor – Director of Arca-Banque du Pays Basque – Legal manager of SARL Finances-Conseil and Permanent representative of SARL Finances Conseil on the Board of Directors of the following Sicav: Unigestion, Caam Actions Europe (until June 2003), Ccam Actions Euroland (until June 2003) – Permanent representative of Finances Conseil on the Board of Sicav Caam Convertibles Europe (non-voting director)
Gabriele Galateri di Genola*	– Member of the Supervisory Board of Accor – Vice-Chairman of Worms & Cie SA (until April 13, 2003) • Directorships outside France: – Chairman of Mediobanca S.p.A., Instituto Europeo di Oncologia – Vice-Chairman of Assicurazionio Generali S.p.A., – Vice-Chairman of the following companies until April 13, 2003: Fiat S.p.A., Sanpaola Imi S.p.A., Giovanni Agnelli e C. Sapaz, Toro Assicurazioni – Member of the Board of Directors of Ifi S.p.A., Pirelli & C S.p.A., Banca Esperia S.p.A., Banca CRS S.p.A., Utet S.p.A.
Franck Riboud*	– Chairman and Chief Executive Officer and member of the Executive Committee of Groupe Danone – Chairman of the Board of Directors of Compagnie Gervais Danone, Générale Biscuit – Member of the Supervisory Board of Accor, Eurazeo – Director of Danone Finance, Renault SA, Renault SAS, L'Oréal, Ansa, Association Nationale des Industries agro-alimentaires, International Advisory Board HEC – Permanent representative of Groupe Danone on the Board of Directors of LU France • Directorships outside France: – Chairman and Director de Danone Asia PTE Limited, Administrateur de: ABI Holdings Limited, Associated Biscuits International LTD, Scottish & Newcastle PLC (until November 27, 2003), Danone SA Espagne, Wadia BSN India Limited, Sofina, Quicksilver, Ona, Commissioner de P.T-Titra Investama (Indonesia).
Jérôme Seydoux*	– Chairman and member of the Executive Board of Pathé SAS – Chairman of Pathé Distribution SAS and Pathé Renn Production SAS – Chairman of the Supervisory Board of Mont-Blanc & Compagnie SA, Vice-Chairman of the Supervisory Board of Compagnie du Mont-Blanc SA, Member of the Supervisory Board of Accor – Director of Groupe Danone SA, Vice-Chairman of Telemonte Carlo SA and Vice-Chairman and Chief Executive Officer of Chargeurs SA – Permanent representative of Pathé on the Board of Directors of S.P.C.S. SA and of Soparic Participations on the Board of Olympique Lyonnais SAOS – Legal manager of JMS Films SNC, OJEJ SC, Pathé Image SNC, Sojer SC, Edjer EURL – Member of the Management Committee of Arena Films SAS, Galfin Productions SAS, Pathé Distribution SAS, Pathé Renn Production SAS, Pricel SAS
Maurice Simond*	– No directorships apart from member of the Supervisory Board of Accor
Société Générale	– Member of the Supervisory Board of Accor, SG Algérie – Director of Afti, Answork, Banque Franco-Roumaine (BFR), Barep, Barep Asset Management, BFV SG, Boursorama, Bremany, CGA, CGL, Cirra, Cofiroute, Crédit Logement Assurance, ECS, Fazford Limited, Fimat Banque, Société Immobilière de la Garenne Bezons (SIGB), Genefim, Genefinance, Genesis 1, Genesis II, Investima, Odiprom SA, Pareli, Paris Titrisation, Partifa, Pervalor, Pronerg, Salvepar, SG de Banque au Burkina, SG de Banque au Cameroun, SG de Banque au Liban, SG de Banque au Sénégal, SG de Banque en Côte d'Ivoire, SG de Banque en Guinée, SG de Banque en Guinée Équatoriale, SG Energie, SG Tchadienne de Banque, SGAM, SGAM Première Associa, SGFGAS, SNPE, Société Foncière de Touraine, Socogefi, Sofrantem, Sogeactions France diversifiée, Sogeactions Monde, Sogebail, Sogefinance, Sogenal Court Terme, Sogeoblig Euro CT, Sogeoblig Monde, Sogeoblig Monde Devises, Sogeoblig Revenu Annuel, Sogesector Immobilier Europe, Sogeservice, Sogessur, Sogexcel, Sogiinvest, Soginfo – Legal manager of Fimat SNC – Chairman of Comiper, M.S.B.M. Participations, Primafair, Vinea Holding, SAS Carte Bleue – Non-voting director of Proparco

* Independent members

REPORT OF THE CHAIRMAN OF THE SUPERVISORY BOARD TO THE ANNUAL SHAREHOLDERS' MEETING

on the preparation and organization of Supervisory Board meetings and internal control procedures (report prepared in application of article L. 225-68 of the French Commercial Code)

PREPARATION AND ORGANIZATION OF SUPERVISORY BOARD MEETINGS

The preparation and organization of Supervisory Board meetings are governed by the laws and regulations applicable to companies with a two-tier management structure (Supervisory Board and Management Board), the Company's bylaws, the formal Supervisory Board rules, and the charters of the two committees of the Board – the Audit Committee and the Compensation and Nominations Committee.

The Accor Supervisory Board met six times in 2003. In accordance with the Board's rules, the proposed dates of these meetings were sent to its members before October 31, 2002. The agenda of each meeting was sent to all the members by mail, generally around ten days before the meeting date. In the period between two meetings, members were kept regularly informed of significant events and transactions involving the Company and were sent copies of all press releases published by the Company.
Each meeting lasted three hours on average and the average attendance rate was 75%.
In addition to fulfilling the duties attributed to it by law or in the Company's bylaws, the Supervisory Board was informed by the Chairman and members of the Management Board and, in some cases, by the senior executives concerned, of the many significant business achievements and projects.

The Audit Committee met three times in 2003, in each case at least two days before the corresponding Supervisory Board meeting. In accordance with its terms of reference, as defined in its charter and in the Supervisory Board's rules, during two of these meetings the Committee prepared the Supervisory Board's review of the annual and interim financial statements approved by the Management Board. The third meeting was devoted to reviewing the internal control system, including the methods used to identify risks, the Internal Audit department's organizational principles and operating procedures, as well as to discussing the department's report on the internal audits performed during the year. Meetings of the Audit Committee are also attended by the Chairman and Vice-Chairman of the Management Board, the Chief Financial Officer who acts as Committee secretary, the external auditors and, where necessary, the internal auditors.

The Compensation and Nominations Committee also met three times in 2003. In accordance with its terms of reference, as defined in its charter and in the Supervisory Board's rules, during its meetings the Committee formulated proposals to the Supervisory Board concerning the compensation awarded to the Chairman and members of the Management Board. It also reviewed the terms of the January 3, 2003 stock option plan, and considered issues related to the membership of the Supervisory Board.
The attendance rate at Compensation and Nominations Committee meetings was close to 100%.

INTERNAL CONTROL PROCEDURES

Internal control objectives

Internal control is a process implemented by the Management Board, executives and employees to provide reasonable assurance that the following objectives are fulfilled:
- Execution and optimization of transactions.
- Production of reliable financial information.
- Compliance with the applicable laws and regulations.

One of the aims of the internal control system is to anticipate and control the risks arising in the course of the Company's business, as well as the risk of accounting errors or fraud and of other errors. However, no control system can provide absolute assurance that these risks have been completely eliminated.
This report has been prepared mainly on the basis of information provided to the Audit Committee to prepare the Supervisory Board meetings. The Audit Committee's procedures are described below.

Summary description of internal control procedures

Overall organization of the internal control system
Internal control procedures fall within the general framework of the policy drawn up by the Management Board and are implemented under the direct responsibility of the Chief Executive Officers and Chief Financial Officers of the operating divisions and corporate functions. They are regularly reviewed to ensure that they adequately address the specific risks incurred by each activity and are cost effective.

The main structures responsible for overseeing the system of internal control are as follows:

• The Audit Committee

The terms of reference of the Audit Committee are set out in a charter approved by the Supervisory Board. The Committee reports to the Supervisory Board its observations concerning the financial statements of the Company and the Group and the conclusions of its review of the Group's internal control system.

Review of the internal control system

The Audit Committee is responsible for reviewing the Group's internal control system. This review covers the methods used to identify risks, the organizational principles and procedures of the Internal Audit department and the department's report on the internal audits performed during the year.

To facilitate the exercise, by the Supervisory Board, of its oversight and control functions, the Audit Committee reports regularly to the Supervisory Board on all material issues which may need to be resolved or call for a specific decision. It also informs the Board of the main questions raised or observations made during its meetings, and the answers provided by the Management Board or executives of the company. This communication takes the form of a written report to the Supervisory Board which includes details of the types of issues discussed and the options selected.

Interlocutors and sources of information

The Audit Committee can make enquiries of the main persons responsible for preparing the accounts, with or without the Chairman of the Management Board or the Vice-Chairman of the Management Board in charge of Finance being present.

The external auditors present their conclusions on the financial statements to the Audit Committee in meetings that are also attended by the Chairman and Vice-Chairman of the Management Board and the Chief Financial Officer. The presentation covers the key income statement items and the choice of accounting options. Audit Committee meetings held to review the Group's internal control system are also attended by the external auditors.

A report on the work of the Group Internal Control Committee is presented to the Audit Committee by the Group Chief Financial Officer. The Audit Committee may also make enquiries of the members of the Group Internal Control Committee, with or without the Chairman or the Vice-Chairman of the Management Board being present.

• Group Internal Control Committee

The Group Internal Control Committee is chaired by the Vice-Chairman of the Management Board and comprises the Chairman of the Management Board, the Chief Financial Officer, the Head of Internal Audit, the Head of Group Information Systems Internal Audit, the Chief Executive Officers of the divisions, the Executive Vice-Presidents responsible corporate functions, and the Chief Financial Officers of the main divisions.

The Group Internal Control Committee guarantees the independence of the internal audit function. Its responsibilities are to:

- Validate the annual internal audit program.
- Review the significant audit issues for the current year, for each of the audited areas, and approve the action plans for each audited entity.
- Track changes in internal control organization.
- Oversee the activities of the Internal Audit function, in terms of audit efficiency/optimization and the adequacy of the function's resources.

The Group Internal Control Committee meets once or twice a year.

• Risk Prevention Committee

The Group has set up a Risk Prevention Committee to:

- Regularly identify the main security and safety risks.
- Determine the main lines of the global security policy, including the applicable standards and procedures.
- Draw up risk prevention action plans.
- Decide any emergency measures made necessary by the circumstances.
- Organize the distribution and implementation within the Group of the core principles of the security policy.

The Risk Prevention Committee comprises the Chairman and Vice-Chairman of the Management Board, the member of the Management Board responsible for the Hotel business in the Europe-Africa-Middle East region, and representatives of the main operating divisions and corporate functions.

The Committee meets twice a year and is assisted, where necessary, by work groups made up of line managers and – depending on the topics – the heads of the corporate functions concerned and external experts.

• Investments Committee

The Investments Committee intervenes in the authorization process for expansion capital expenditure, by analyzing projects representing amounts in excess of a certain threshold set by the Management Board. Based on the results of these analyses, the Committee makes a recommendation to the Vice-Chairman of the Management Board.

The Investments Committee comprises the Chief Financial Officer, the Executive Vice-President, Hotel Development and Strategy, the Executive Vice-President, Real Estate Financing and the Executive Vice-President, Corporate Finance. It meets once a month.

• Group Finance

The Group Finance function, which reports directly to the Vice-Chairman of the Management Board, is responsible for implementing the Group's financial policy, including by circulating to the divisions the accounting principles and standards used to prepare the consolidated financial statements. It is organized around several departments, as follows:

- Corporate Finance, responsible for Group investments and divestments.
- Group Consolidation and Information Systems, responsible for producing the consolidated financial statements and assisting the divisions in managing their accounting and financial information systems.
- Management Accounting, responsible for monthly reporting, forecasts, budgets and business plans.
- Tax, responsible for managing the Group's tax affairs.
- Treasury, responsible for managing the cash pool and circulating specific internal control standards to the divisions.
- Internal Audit and Information Systems Internal Audit.

Group Finance maintains regular contact with the external auditors, who audit the financial statements of the Company and the Group in accordance with legal and regulatory requirements.

• Group Internal Audit

Group Internal Audit reports directly to the Chief Financial Officer and has a dotted-line reporting relationship with the Group Internal Control Committee. As the cornerstone of the internal audit system, it is responsible for contributing to the development of internal control tools and standards, and for performing internal audits based on the annual audit program approved by the Group Internal Control Committee.

Internal audit reports, including details of the corrective action planned by the audited entity in response to the internal auditors' recommendations, are issued to the entity's Chief Executive Officer and Chief Financial Officer.

Group Internal Audit coordinates its audit plans with the statutory audit work performed by the external auditors. It is also responsible for coordinating the activities of the local internal audit departments within the divisions.

Group Internal Audit has direct ties with the local internal audit departments. This helps to ensure that these departments comply with the fundamental principle of independence and follow the standards of the internal audit profession, as well as the methods recommended by the Group. These ties also guarantee that the local internal audit departments are given adequate resources to fulfill their objectives.

As of December 31, 2003, Group Internal Audit had a staff of 23 auditors, Group Information Systems Internal Audit had 5 auditors and the local internal audit departments in the divisions had a total of 33 auditors.

• The local internal audit departments in the divisions

The local internal audit departments set up in the main divisions report to their division's Chief Financial Officer and have a dotted-line reporting relationship with Group Internal Audit.

These departments perform internal audits, alone or jointly with Group Internal Audit, based on the program approved by their division's Internal Control Committee. They also provide ongoing assistance to staff and line departments in managing and monitoring internal control issues within the division's operating units.

In accordance with ethical principles, the local internal auditors do not audit headquarters or cross-functional departments, due to possible conflicts of interest arising from the fact that the auditors work in the divisions.

Reports on the work of the internal audit departments are also presented to the Group Internal Control Committee.

• Divisional Internal Control Committees

Local Internal Control Committees have been set up in the main divisions. Each committee is chaired by the division's Chief Executive Officer and comprises members of the operating units and Finance Department, as well as a representative of Group Internal Audit. The Committees meet at least once a year to draw up the work program for the local internal audit departments - where appropriate, based on the instructions issued by the Group Internal Control Committee –, review the reports on the internal audits performed during the period and review the action taken to implement recommendations made following previous audits.

Internal control standards

Formal descriptions have been drawn up of internal control principles and the procedures followed by the main structures involved in managing the internal control system, the composition of these structures and the ways in which they interact. The main documents are as follows:

• Audit Committee Charter

The Audit Committee Charter, which has been approved by the Supervisory Board, describes the Committee's terms of reference, its composition, the procedure to be followed to appoint members and its rules of procedure.

• Internal Audit Charter

The Internal Audit Charter has been approved by the Chairman and Vice-Chairman of the Management Board, the Chief Financial Officer, the General Secretary and the Head of Internal Audit. The Charter has also been formally validated by the Chief Executive Officers and Chief Financial Officers of the main divisions.

The Internal Audit Charter aims to provide a Group level cross-functional view of resources and methodologies, as well as of the methods used to communicate the results of internal audits. To this end, it defines the framework for internal audit activities within the Group, based on the professional standards issued by IFACI and other bodies. The Charter also describes the role, composition and rules of procedure of the Internal Control Committee and represents a natural offshoot from the Audit Committee Charter. Lastly, it describes the procedure to be followed by Group Internal Audit to coordinate the activities of the local internal audit departments.

• Finance reference manual

Issued to all Group Finance Departments, the finance reference manual describes the closing process for the monthly management accounts, as well as the Group accounting plans, consolidation principles, accounting standards and policies. It also addresses specific issues related to the investment approval procedure. Lastly, it includes the Treasury Charter which describes cash management procedures, the principles to be followed concerning the holding of payment instruments and the approval of expenditures, the role and organization of cash pooling systems. The manual, which is updated regularly, is available on intranet and can be accessed by all members of staff.

• Internal procedure manuals

Internal procedure manuals have been produced for the main businesses. The purpose of these manuals is to structure and firmly establish the procedures recommended by the Group, based on an assessment of the specific internal control risks of each business.

Summary information about internal control procedures put in place by the Company

Under the Management Board's policy regarding delegations of authority, the implementation and monitoring of internal control procedures represent a key responsibility of operating unit managers and Chief Financial Officers in each division. In all cases, internal control systems must be based on Group standards. The main internal control procedures are as follows:

• Internal control self-assessments

In recent years, the Group has placed considerable emphasis on drawing up, issuing and monitoring internal control self-assessment procedures. These procedures have now been rolled out to the majority of hotel operating units, Accor Services subsidiaries and casinos. They contribute fully to the process of managing the operating units and represent a natural extension of existing internal control standards. The self-assessments also facilitate the implementation of effective controls, as well as providing a means of tracking changes in the level of internal control and contributing to staff training.

Internal audit plans for units where the self-assessment system has been deployed include a quantitative measurement, via a rating system, of the gap between the self-assessment and the internal auditors' assessment of the level of internal control. By analyzing these gaps, it is possible to evaluate the quality of the unit manager's assessment of the quality of internal control. Self-assessment data are periodically centralized at Division level, where appropriate with the assistance of the internal auditors.

• Authorization process for expansion capital expenditure and disposals

A procedure has been set up for the prior authorization of capital expenditure projects, to ensure that they comply with Group strategy and return on investment criteria. The procedure requires formal authorizations to be obtained from the appropriate line and staff managers, in a standard format. The Management Board has established a similar authorization procedure for disposals.

• Reporting procedure

Management Accounting is responsible for overseeing the reporting procedure specified in the finance reference manual. The procedure requires submission, by the divisions, of monthly reporting packages comprising an analysis of key business indicators and the main components of income, in the format prescribed by the Group. All reporting data submitted by the divisions must be analyzable according to both form and substance.

The reporting procedure is designed to provide the Management Board with a detailed analysis of changes in financial and operating results, to support resource allocation decisions and measure the efficiency of the various organizations.

• Consolidation process

The consolidated financial statements are prepared by the Finance Department based on information reported by the subsidiaries' Chief Executive Officers and Chief Financial Officers. The format of the consolidation packages is determined by the Group.

The subsidiaries are responsible for the information contained in their consolidation packages and are required to make formal representations to the Group Chief Financial Officer about the fairness of reporting data and its conformity with Group accounting standards and policies.

In connection with their audit of the consolidated financial statements, the external auditors review the consolidation packages transmitted by the subsidiaries included in the scope of their audit. Group Internal Audit also reviews from time to time the proper application by the subsidiaries of Group accounting standards and policies, and report to the Group Chief Financial Officer any issues identified during the review.

The consolidated financial statements are reviewed by the Vice-Chairman of the Management Board and the Group Chief Financial Officer prior to their approval by the Management Board and their review by the Audit Committee in preparation for the Supervisory Board's review.

AUDITORS' REPORT

prepared in accordance with the last paragraph of article L. 225-235 of the *Code de Commerce (French Commercial Code),* on the report of the Chairman of the Supervisory Board of Accor on internal control procedures related to the preparation and processing of accounting and financial information

YEAR ENDED DECEMBER 31, 2003

To the shareholders,

In our capacity as Statutory Auditors of Accor and in accordance with the requirements of the last paragraph of article L. 225-235 of the *Code de Commerce* (French Commercial Code), we present below our report on the report prepared by the Chairman of the Accor Supervisory Board in application of article L. 225-68 of the *Code de Commerce* for the year ended December 31, 2003.

Under the responsibility of the Supervisory Board, the Company's management is required to define and implement adequate and efficient internal control procedures. In his report, the Chairman of the Supervisory Board is required to comment on the conditions applicable for the preparation and organization of the work carried out by the Supervisory Board and the internal control procedures implemented within the Company.

Our responsibility is to report to you our comments on the information and representations contained in the Chairman's report concerning the internal control procedures related to the preparation and processing of accounting and financial information.

In accordance with the professional guidelines applicable in France, we have examined the objectives and general organization of the Company's internal control system environment and the internal control procedures related to the preparation and processing of accounting and financial information, as described in the Chairman's report.

Based on procedures performed, we have no matters to report concerning the description of the Company's internal control procedures related to the preparation and processing of accounting and financial information, as contained in the report of the Chairman of the Supervisory Board prepared in accordance with the last paragraph of article L. 225-68 of the *Code de Commerce.*

Neuilly, April 8, 2004

Barbier Frinault & Autres
Ernst & Young

Christian Chochon

Deloitte Touche Tohmatsu Audit

Alain Pons

This is a free translation into English of the original auditors' report signed and issued in the French language and is provided solely for the convenience of English speaking readers.

MANAGEMENT COMPENSATION

Management compensation policy

Compensation paid to the Chairman of the Supervisory Board, in addition to the directors' fees paid by Accor SA, is determined annually by the Supervisory Board based on the recommendations of the Compensation and Nominations Committee. The Chairman of the Supervisory Board does not receive any variable compensation.

Compensation paid to the Chairman and members of the Management Board is determined by the Supervisory Board based on the recommendations of the Compensation and Nominations Committee, as formulated after reviewing the results of a survey of compensation practices among major French and European companies, performed by an independent firm of consultants.

This compensation comprises a fixed portion, set annually, and a variable portion, also set annually based on the recommendations of the Compensation and Nominations Committee. For the Chairman of the Management Board, the variable portion depends on earnings per share for the year, as well as the increase or decrease in EPS, judged in the prevailing business environment. For the other members of the Management Board, the amount paid depends on Accor's financial performance, as reflected in the amount and growth in earnings per share, and on the achievement of personal objectives set by the Chairman of the Management Board. The variable compensation based on personal objectives may not exceed 80% of the individual's fixed compensation and the total variable compensation is capped at an amount equal to 100% of the individual's fixed compensation.

The Chairman of the Supervisory Board and the members of the Management Board participate in the supplementary pension schemes open to other senior executives of the Group.

Directors' fees paid to members of the Supervisory Board

Total directors' fees paid by Accor SA were set by shareholders at €276,000 at the Annual Meeting of May 29, 2001 and have not been changed since. The fees were paid in June 2003.

The total fee is allocated among the members of the Supervisory Board on the following basis:

- Members of each of the two Board Committees receive a fixed amount for serving on these Committees.
- Out of the remaining balance, 50% is shared equally among all the members of the Supervisory Board and 50% is allocated prorata to each member's attendance record at Board meetings.

Directors' compensation

The total compensation and benefits paid to directors of Accor SA by the Company and the various other Group entities is as follows:

	2002	2003
Management Board		
Jean-Marc Espalioux (Chairman)	€1,606,827	€1,531,264
Benjamin Cohen (Vice-Chairman)	€922,734	€913,819
John Du Monceau (Deputy Vice-Chairman)	€856,600	€851,464
Paul Dubrule [1]	€712,439	€1,021,159
André Martinez [2]	–	€724,464
Supervisory Board		
Gérard Pélisson (Chairman)	€1,018,557	€1,030,716
Étienne Davignon (Vice-Chairman)	€101,928	€80,743
BNP-Paribas	€16,434	€21,748
Isabelle Bouillot	€26,637	€32,282
Renaud d'Elissagaray	€30,323	€32,282
IFIL	€16,434	€17,398
Franck Riboud	€14,591	€19,573
Jérôme Seydoux	€26,637	€30,108
Maurice Simond	€21,963	€21,748
Société Générale	€21,963	€23,922

(1) Compensation paid to Paul Dubrule in respect to 2002 took into account a temporary reduction, at his request, in his professional activities during the period.

(2) André Martinez became a member of the Accor Management Board on January 3, 2003.

The amounts shown for the Chairman and members of the Management Board correspond to the fixed and variable compensation paid in respect of 2003. The amounts shown for the Chairman and members of the Supervisory Board represent the amounts paid during 2003.

Stock options

Group officers, executives and middle-level line managers are periodically granted options to purchase new shares of Accor stock. These grants are not made systematically to a given category of employees, but are designed to reward personal performance, measured in terms of the results obtained or individual achievements. Options generally have an eight-year life. They may be subject to a vesting period or to restrictions on the sale of the shares acquired during a certain period, depending on applicable tax and labor laws.

The number of options granted to Management Board members, if any, is decided by the Supervisory Board based on the recommendation of the Compensation and Nominations Committee.

The restricted plan launched in 2003 mainly concerned newly hired or promoted senior executives or members of middle management. Stock options were granted to 67 individuals. The exercise price of €31.83 corresponds to the average opening Accor share price over the 20 trading days preceding the date of grant.

Stock Options Granted to Employees and/or Corporate Officers at December 31, 2003

Plan	Number of options granted			Total number of grantees	Exercisable from	Option expiry date	Exercise price (in €)	Number of options exercised in 2003	Number of shares issued at December 31, 2003			Outstanding options at December 31, 2003
Date of Management Board Meeting	Total	O/w to Management Board Members	O/w to top 10 employee grantees						Total	O/w to Management Board Members	O/w to top 10 employee grantees	
Options to suscribe for new shares issued under Accor stock option plans												
01/07/1997	1,000,000	550,000	280,000	25	01/07/99	01/07/05	15.46	0	915,000	550,000	225,000	85,000
01/07/1998	1,378,950	395,000	215,000	228	01/07/03	01/07/06	32.47	1,000	26,000	0	0	1,352,950
01/06/1999	581,525	0	535,000	639	01/06/04	01/06/07	33.95	0	1,000	0	0	580,525
03/30/2000	690,125	0	98,900	809	03/30/05	03/30/08	37.00	0	0			690,125
01/04/2001	1,957,000	650,000 (1)	575,000	32	01/04/04	01/04/09	40.58	0	0			1,957,000
01/08/2002	3,438,840	435,000	290,000	2,032	01/08/05	01/08/10	37.77	0	0			3,438,840
01/03/2003	148,900	30,000	96,000	67	01/04/06	01/03/11	31.83	0	0			148,900
Sub-total options	**9,195,340**											**8,253,340**
Stock savings warrants (BEA) program												
12/22/2000	757,322		15,725		12/22/03	12/22/07	43.40	0	0			757,322
07/12/2002	104,361		3,890		07/12/05	07/12/09	39.10	0	0			104,361
Sub-total BEA	**861,683**								**0**			**861,683**
Total	**10,057,023**											**9,115,023** (2)

(1) In addition to these 650,000 unrestricted options, in January 2001, the members of the Management Board were awarded 320,000 restricted options. At the start of the exercise period, the Supervisory Board was to determine whether the vesting conditions for these restricted options had been met, based on a report prepared by the Compensation and Nominations Committee. A certain proportion of the restricted options granted to the Chairman of the Management Board are exercisable only if the Accor share price outperformed the CAC 40 index over the period 2001-2004. The right to exercise the remaining options depended on Accor's share performance compared with that of the Group's main international competitors. The vesting conditions applicable to restricted options granted to the other members of the Management Board were based on Accor's share performance, and also on the results of the businesses that report to each grantee. After the 2003 year-end, the Supervisory Board compared actual performance with the objectives governing the exercise of the options and determined that 245,000 of the restricted options (out of a potential total of 320,000) could in fact be exercised.

(2) Representing 4.57% of Accor capital stock at December 31, 2003.

The stock option plans were approved by shareholders as follows:
- 1997 to 2001 plans: Annual Meeting of January 7, 1997
- 2002 and 2003 plans: Annual Meeting of May 29, 2001

Under the terms of authorizations approved by shareholders at the Annual Meeting of May 20, 2003, the number of outstanding options may not be exercisable for new or existing shares representing, in the aggregate, more than 8% of capital stock.

Stock options granted to and exercised by corporate officers during 2003

	Names	Number of options	Price (€)	Expiry date
Options granted during the year to members of the Management Board	André Martinez	30,000	31.83	01/03/2011
Options exercised during the year by members of the Management Board	None	–	–	–

Stock options granted to the ten employees other than directors who received the largest number of options

	Number of options	Price (€)	Expiry date
Options granted in 2003 to the ten employees other than directors who received the largest number of options	96,000	31.83	01/03/2011
Options exercised in 2003 by the ten employees other than directors who exercised the largest number of options	–	–	–

Employee profit-sharing and incentive bonus plans

A Group-level profit-sharing agreement has been negotiated with employee representatives at Accor and its French subsidiaries. The special profit-sharing reserve for 2003 amounts to €12 million. Profit-shares paid in respect of the last four years were as follows: €11 million in 1999, €12 million in 2000, €9 million in 2001 and €12 million in 2002.

Due to the Group's organization structure and compensation policy, a large number of incentive bonus plans have been set up at the level of Accor SA, its subsidiaries and the Group's various facilities. The method used to calculate incentive bonuses is based on quantitative criteria that vary according to the plan.

FEES PAID TO THE AUDITORS

in € million	Ernst & Young				Deloitte Touche Tohmatsu				Total			
	2003		2002		**2003**		2002		**2003**		2002	
Audit services												
– Statutory and contractual audits	2.2	96%	*2.1*	*90%*	6.3	72%	*6.8*	*72%*	8.5	77%	*8.9*	*76%*
– Other assignments	0.0	0%	*0.1*	*6%*	0.9	10%	*1.3*	*14%*	0.9	8%	*1.4*	*12%*
Sub-total	2.2	96%	*2.2*	*96%*	7.2	82%	*8.1*	*86%*	9.4	85%	*10.3*	*88%*
Other services												
– Legal and tax advice	0.1	4%	*0.1*	*4%*	1.6	18%	*1.0*	*10%*	1.7	15%	*1.1*	*9%*
– IT consulting	0.0	0%	*0.0*	*0%*	0.0	0%	*0.2*	*2%*	0.0	0%	*0.2*	*2%*
– Internal audit assistance	0.0	0%	*0.0*	*0%*	0.0	0%	*0.0*	*0%*	0.0	0%	*0.0*	*0%*
– Other	0.0	0%	*0.0*	*0%*	0.0	0%	*0.1*	*1%*	0.0	0%	*0.1*	*0%*
Sub-total	0.1	4%	*0.1*	*4%*	1.6	18%	*1.3*	*14%*	1.7	15%	*1.4*	*12%*
TOTAL	**2.3**	**100%**	*2.3*	*100%*	**8.8**	**100%**	*9.4*	*100%*	**11.1**	**100%**	*11.7*	*100%*

Resolutions

ACCOR

RESOLUTIONS

PRESENTATION OF THE RESOLUTIONS

This report presents the texts of the resolutions to be submitted for shareholder approval at the Annual Meeting and explains their purpose.

Annual Shareholders' Meeting

The purpose of the first resolution is to approve the 2003 financial statements of the Company.

The purpose of the **second resolution**, submitted in application of the provisions of article L. 225-100, paragraph 3, of the Commercial Code, is to approve the 2003 **consolidated financial statements.**

The third resolution concerns regulated agreements governed by article L. 225-86 of the Commercial Code, which were approved by the Supervisory Board during 2003 and are described in the Auditors' Special Report.

The purpose of the fourth resolution is to appropriate net income for the year and set the amount of the dividend.
The dividend per share recommended by the Management Board amounts to €1.05, unchanged from the previous year. Income available for distribution and the recommended appropriations are as follows:

Income available for distribution:

in €	
2003 net income	178,461,773.22
plus:	
– Retained earnings brought forward from the prior year	608,180,748.45
– Prior year dividends not paid out on treasury stock	1,605,167.55
Total income available for distribution	**788,247,689.22**
Recommended appropriations:	
– To dividends	209,222,527.50
– To dividend withholding tax	59,000,000.00
– To retained earnings	520,025,161.72

The legal reserve already stands at the amount required by law and, therefore, no appropriation will be made to this reserve out of 2003 income.
The dividend per share will amount to €1.05, unchanged from the 2002 dividend. It will be paid as of May 17, 2004 on the 199,259,550 shares carrying dividend rights as of January 1, 2003 (excluding treasury stock).

Dividends for the last three years were as follows:

in €	2000	2001	2002
Dividend	1.00	1.050	1.050
Avoir fiscal tax credit	0.50	0.525	0.525
Total revenue	1.50	1.575	1.575

The fifth and sixth resolutions concern the ratification appointment/election of two new members of the Supervisory Board.
The purpose of the fifth resolution is to **ratify the appointment** to the Supervisory Board of **Gabriele Galateri di Genola** to replace IFIL Finanziaria Di Partecipazioni SpA, following the latter's resignation. Gabriele Galateri di Genola will hold office for the remainder of his predecessor's term, expiring at the close of the Annual Shareholders' Meeting to be held to approve the 2006 financial statements. He is Chairman of Mediabanca SpA, as well as Vice-Chairman of Assicurazioni Generali SpA, and Director of IFI SpA and Pirelli & C SpA.

The **sixth resolution** concerns the **election** to the Supervisory Board of **Francis Mayer**, for a period of six years expiring at the close of the Annual Meeting to be held to approve the 2009 financial statements. Francis Mayer is Chief Executive Officer of Caisse des Dépôts et Consignations, as well as Vice-Chairman and member of the Supervisory Board of Caisse Nationale des Caisses d'Epargne and Director of Casino Guichard-Perrachon, Dexia and Veolia Environnement.

The seventh resolution is intended to give the Management Board the necessary authorizations to trade in the Company's shares.
The Annual Meeting of May 20, 2003 authorized the Management Board to trade in the Company's shares in accordance with articles L. 225-209 et seq. of the Commercial Code.
The Management Board did not use this authorization in 2003, with the result that the number of Accor shares directly held in treasury at December 31, 2003 was unchanged from the previous year-end, i.e. 1,528,731 shares with a par value of €3.
Shareholders are being asked to renew the authorization given to the Management Board to trade in the Company's shares, subject to compliance with the laws and regulations applicable to this type of transaction. Details of the proposed transactions are provided in the information memorandum approved by the *Autorité des Marchés Financiers (AMF)* and published by the Company. The purposes of the share purchases and sales are described in the resolution submitted at the Annual Meeting and also in the information memorandum approved by the AMF, which is available for consultation on the Company's web site, www.accor.com.

The authorization is being sought for a period of eighteen months. The maximum purchase price will be set at €50 and the minimum sale price at €30. The Company will not be authorized to purchase more than 18 million shares under the authorization, representing a maximum total investment of €900 million.
The Management Board will report to the Annual Meeting on the transactions carried out under the authorization.

Extraordinary Shareholders' Meeting

The purpose of the eighth resolution is to renew the authorization given to the Management Board to reduce the Company's capital by canceling shares.
The Management Board is seeking an authorization to cancel **all or some of the shares bought back pursuant to the seventh resolution**. The number of shares canceled in any given 24-month period may not exceed 10% of the total shares outstanding. The authorization is being sought for a period of 18 months and is the subject of a special report issued by the Auditors in accordance with the law.

The purpose of the ninth, tenth, eleventh and twelfth resolutions is to authorize the Management Board to issue shares and share equivalents.
At the Annual Meeting of May 20, 2003, shareholders authorized the Management Board to issue shares and share equivalents, as provided for in article L. 225-129 III paragraph 2 of the Commercial Code.
The Management Board used this authorization on October 24, 2003 to carry out a €616,000,007 1.75% OCEANE bond issue due January 2008. The bonds are convertible for new Accor shares or exchangeable for existing shares.
In view of this issue, shareholders are asked to renew, in advance, the authorizations given to the Management Board at the May 20, 2003 meeting, to issue appropriate types of securities, based on market conditions and in the best interests of the Company and its shareholders.
These authorizations will give the Management Board the necessary flexibility to act swiftly to implement the Group's financial strategy. They will enable the Management Board to issue shares and share equivalents with pre-emptive subscription rights for existing shareholders, or without such rights, and thus effect public or private placements in France, abroad and/or on international markets, based on the opportunities offered by the financial markets and according to the best interests of the Company and its shareholders.
The **ninth resolution** authorizes the Management Board to issue shares and share equivalents with pre-emptive subscription rights for existing shareholders.
This authorization may be used to issue:
- Common stock, with or without stock warrants.
- Convertible bonds, bonds with stock warrants, exchangeable bonds and equity notes.
- Stand-alone stock warrants, with or without consideration.
- Any and all other types of debt securities convertible, exchangeable, redeemable or otherwise exercisable for shares.

The aggregate par value of shares issued under this resolution is capped at €200 million, not including the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents. The aggregate nominal value of debt securities issued under the authorization – which may include convertible bonds, bonds with warrants, exchangeable bonds or equity notes – is capped at €2 billion or the equivalent in foreign currency.
The authorization will be valid for a period of 26 months from the date of the Meeting and will supersede the one given in the tenth resolution of the Annual and Extraordinary Shareholders' Meeting of May 20, 2003. The Management Board will be required to obtain the prior approval of the Supervisory Board before carrying out any issues.
The **tenth resolution** authorizes the Management Board to issue shares and share equivalents without pre-emptive subscription rights for existing shareholders.
The Management Board wants to be able to react quickly to any financial opportunity arising in rapidly changing and diverse financial markets in France and abroad, by swiftly mounting issues that can be placed with investors interested in certain types of financial instruments. To be able to do so, the Management Board needs to be in a position to offer the securities to investors without waiting for shareholders to exercise their pre-emptive rights.
If the authorization is used, shareholders may be offered the opportunity to subscribe for the securities on a priority basis, during a period and on terms to be decided by the Management Board based on market practices.
The pricing and other terms and conditions of any such issues will be governed by strict rules, as required by law. The Management Board and the Statutory Auditors will issue reports in connection with any such issues, which will be made available to shareholders in accordance with the legal requirements.
This authorization may be used to issue:
- Common stock, with or without stock warrants.
- Convertible bonds, bonds with stock warrants, exchangeable bonds and equity notes.
- Stand-alone stock warrants, with or without consideration.
- Any and all other types of debt securities convertible, exchangeable, redeemable or otherwise exercisable for shares.
- Shares issued on exercise of rights attached to any securities issued by any of the Company's more than 50%-owned subsidiaries.
- Shares to be exchanged for shares of another company tendered to Accor in connection with a stock-for-stock offer, on the basis provided for in article L. 225-148 of the Commercial Code.

The aggregate par value of shares issued under this authorization will be capped at €100 million, corresponding to the issuance of new shares representing around 16.6% of the Company's capital at December 31, 2003. Any shares issued by Accor in payment for shares tendered to a stock-for-stock offer made by the Company will be set off against this ceiling.
The aggregate nominal value of debt securities issued under the authorization is capped at €1 billion or the equivalent in foreign currency.
The authorization will be valid for a period of 26 months from the date of the Meeting and will supersede the one given in the eleventh resolution of the Annual and Extraordinary Shareholders' Meeting of May 20, 2003. The Management Board will be required to obtain the prior approval of the Supervisory Board before carrying out any issues.

The purpose of the **eleventh resolution** is to authorize the Management Board to issue shares to be paid up by capitalizing retained earnings, income, additional paid-in capital or any other eligible amounts. The Management Board may use this authorization in tandem with a share issue for cash carried out pursuant to the ninth and tenth resolutions. The authorization may also be used to raise the par value of existing shares, rather than issuing bonus shares.

The aggregate amount by which the capital will be increased under this authorization is capped at €200 million, and the prior approval of the Supervisory Board will be required before the authorization is used. As for the previous two resolutions, the authorization is being sought for a period of 26 months and supersedes that given in the twelfth resolution of the Annual Shareholders' Meeting of May 20, 2003.

The **twelfth resolution** sets a cap of €300 million on the aggregate par value of share issues carried out directly or on conversion, redemption, exchange or exercise of share equivalents, with or without pre-emptive subscription rights, pursuant to the ninth, tenth and eleventh resolutions, within the next 26 months. This ceiling does not include the par value of any shares to be issued to protect the rights of current holders of share equivalents, as required by law.

The thirteenth resolution authorizes the Management Board to issue shares and/or share equivalents to employees who are members of an Accor Group employee stock ownership plan *("Plan d'Epargne d'Entreprise"* or *"Plan Partenarial d'Epargne Salariale Volontaire").*

With the approval of the Supervisory Board, given on January 7, 2004, the Management Board decided to carry out an employee share issue pursuant to the authorization given in the fourteenth resolution of the Extraordinary Meeting of May 20, 2003. The issue, to be carried out no later than July 31, 2004, will be capped at the equivalent of 0.35% of the Company's capital at December 31, 2003. The pricing and other terms of the issue will be decided by the Management Board.

The operation is described in an information memorandum approved by the French stock exchange authorities (Autorité des Marchés Financiers) on February 23, 2004, which is available for consultation on the Accor website, www.accor.com.

According to the provisions of the Act of February 19, 2001 (article 29-1-1), whenever companies seek an authorization to issue shares, they must also submit to shareholders a resolution authorizing an employee share issue.

The Management Board is therefore asking shareholders to vote the thirteenth resolution renewing, on the same terms and for the same amount, the authorization given at the Extraordinary Meeting of May 20, 2003. This authorization will cover the same period of 26 months during which the Management Board will be authorized to issue shares and share equivalents under the ninth, tenth, eleventh and twelfth resolutions.

The shares will be offered for subscription by employees through a Group employee stock ownership plan or directly in cases where this is not possible. The total number of shares and share equivalents that may be issued under this authorization and any similar authorizations given earlier will be limited to the equivalent of 2% of the Company's capital on the date the issue is decided by the Management Board.

As stipulated in article L. 443-5 of the Labor Code, the shares will be offered at a price not exceeding the average of the prices quoted for Accor shares over the twenty trading days preceding the date of the Management Board's decision, or at a discount to this average price. The maximum discount that may be granted is set by law.

The Management Board will be required to seek the prior approval of the Supervisory Board before using this authorization.

This authorization supersedes the one given at the Extraordinary Shareholders' Meeting of May 20, 2003, except as regards issues already initiated under the May 20, 2003 authorization.

PROPOSED RESOLUTIONS TO BE SUBMITTED AT THE COMBINED ANNUAL AND EXTRAORDINARY MEETING

Annual Shareholders' Meeting

The following resolutions are subject to the quorum and majority voting rules applicable to Ordinary Shareholders' Meetings

First resolution

Approval of the 2003 financial statements of the Company

The Annual Meeting, having considered the reports of the Management Board and the Supervisory Board as well as the Auditors' report on the financial statements, approves the report of the Management Board in its entirety and the financial statements of the Company for the year ended December 31, 2003, as presented.

The Annual Meeting also approves the transactions reflected in the financial statements and the action taken by the Management Board during the year.

Second resolution

Approval of the 2003 financial statements of the Group

The Annual Meeting, having considered the reports of the Management Board and the Supervisory Board as well as the Auditors' report on the consolidated financial statements, approves the consolidated financial statements for the year ended December 31, 2003, as presented.

Third resolution

Approval of regulated agreements

The Annual Meeting, having considered the Auditors' Special Report on regulated agreements governed by article L. 225-86 of the Commercial Code approves the agreements referred to therein and the transactions carried out under the agreements approved in prior years.

Fourth resolution

Appropriation of 2003 net income

The Annual Meeting approves the recommendation of the Management Board and resolves to appropriate net income for the year in the amount of:

in €	
	178,461,773.22
plus:	
– Retained earnings brought forward from the prior year	608,180,748.45
– Prior year dividends not paid out on treasury stock	1,605,167.55
Representing total income available for distribution	**788,247,689.22**
As follows:	
– No appropriation to the legal reserve, which already stands at the amount required by law.	
– To dividends	209,222,527.50
– To dividend withholding tax	59,000,000.00
– To retained earnings	520,025,161.72

The dividend payable on the 199,259,550 common shares carrying dividend rights as of January 1, 2003 is hereby set at €1.05 per share, representing total revenue per share of €1.575 including the €0.525 avoir fiscal tax credit. The dividend will be paid as of May 17, 2004.

The Annual Meeting notes that dividends per share for the last three years were as follows:

in €	2000	2001	2002
Dividend	1.00	1.050	1.050
Avoir fiscal tax credit	0.50	0.525	0.525
Total revenue	1.50	1.575	1.575

Fifth resolution

Ratification of the appointment as member of the Supervisory Board of Gabriele Galateri di Genola

The Annual Meeting ratifies the decision of the Supervisory Board, at its meeting on July 2, 2003, to appoint Gabriele Galateri di Genola as member of the Supervisory Board to replace IFIL Finanziaria Di Partecipazioni S.p.A, following the latter's resignation. Gabriele Galateri di Genola will hold office for the remainder of his predecessor's term, expiring at the close of the Annual Shareholders' Meeting to be held to approve the 2006 financial statements.

Sixth resolution

Election as member of the Supervisory Board of Francis Mayer

The Annual Meeting elects Francis Meyer as member of the Supervisory Board for a period of six years expiring at the close of the Annual Meeting to be held to approve the 2009 financial statements.

Seventh resolution

Authorization given to the Management Board to trade in the Company's shares

The Annual Meeting, having considered the report of the Management Board and the information memorandum approved by the *Autorité des Marchés Financiers,* authorizes the Management Board, pursuant to article L. 225-209 of the Commercial Code, to trade in the Company's shares.

The shares may be purchased, sold or transferred by any appropriate method on the market or over-the-counter, including through the sale or granting of put options or the use of any other derivative financial instrument traded on a regulated market or over-the-counter.

The maximum purchase price is set at €50 and the minimum sale price at €30.

In the case of a bonus share issue paid up by capitalizing reserves, or a stock-split or reverse stock-split, the above prices per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.

In application of article 179-1 of the decree of March 23, 1967 on trading companies, the Annual Meeting sets at 18 million the maximum number of shares that may be acquired under this authorization, corresponding to a total investment of no more than €900 million based on the maximum purchase price of €50 per share authorized above.

Shares may be purchased by any method:

- To optimize the management of the Company's financial position and assets and liabilities.
- To stabilize the Company's share price.
- For cancellation, including for the purpose of offsetting the shares issued or that may be issued on exercise of employee stock options or in connection with a share offer to employees who are members of an employee stock ownership plan.
- For allocation on exercise of stock options granted to employees and officers of the Company and/or the Group.
- For allocation in settlement of amounts due under the employee profit-sharing plan.
- For remittance in payment or exchange for shares of another company, in connection with an acquisition or otherwise.
- For allocation on exercise of rights attached to securities redeemable, convertible, exchangeable or otherwise exercisable for shares of the Company.
- To facilitate the unwinding of cross-shareholdings.

The shares acquired under this authorization may be retained, sold or transferred. They may also be cancelled under the authorization given in the eighth resolution.

This authorization is given for a maximum period of eighteen months. It cancels and replaces an earlier authorization given to the Management Board in the ninth resolution of the Annual Meeting of May 20, 2003.

Full powers are given to the Management Board to act on this authorization.

Extraordinary Shareholders' Meeting

The following resolutions are subject to the quorum and majority voting rules applicable to Extraordinary Shareholders' Meetings.

Eighth resolution

Authorization given to the Management Board to reduce the capital by canceling shares

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report, authorizes the Management Board to:

- Cancel the shares bought back under the authorization given in the seventh resolution, provided that the number of shares canceled in any twenty-four month period does not exceed 10% of the capital, reduce the Company's capital accordingly and charge the difference between the purchase price of the canceled shares and their par value against additional paid-in capital or reserves available for distribution.
- Effect the capital reduction, place on record the capital reduction or reductions resulting from the cancellation of shares under this resolution, amend the bylaws to reflect the new capital and generally carry out any necessary formalities.

This authorization is given for a maximum period of eighteen months. It cancels and replaces the earlier authorization given to the Management Board in the sixteenth resolution of the Extraordinary Meeting of May 20, 2003. The authorization may be used by the Management Board subject to the prior approval of the Supervisory Board, in accordance with article 15 of the bylaws.

Ninth resolution

Authorization to be given to the Management Board to issue shares and share equivalents with pre-emptive subscription rights

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report resolves, in accordance with article L. 225-129 of the Commercial Code (paragraph 3):

- To give the Management Board the necessary powers to issue shares, stock warrants and securities convertible, exchangeable, redeemable or otherwise exercisable for shares, in France or on the international market.
- That the aggregate par value of the shares issued under this authorization, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed €200 million. This ceiling shall not include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents.
- That the aggregate nominal value of debt securities issued under this authorization may not exceed €2 billion or the equivalent in foreign currencies.
- That shareholders will have a pre-emptive right to subscribe for the shares and/or share equivalents issued under this authorization, as provided for by law, pro rata to their existing holdings. In addition, the Management Board may grant shareholders a pre-emptive right to subscribe for any shares and/or share equivalents not taken up by other shareholders. If the issue is oversubscribed, such additional pre-emptive rights shall also be exercisable pro rata to the existing interest in the Company's capital of the shareholders concerned.

  If the issue is not taken up in full by shareholders exercising their pre-emptive rights as described above, the Management Board may take one or other of the following courses of action, in the order of its choice:
  - Limit the amount of the capital increase to the subscriptions received provided that at least three-quarters of the issue is taken up.
  - Freely allocate all or some of the unsubscribed shares or share equivalents among shareholders.
  - Offer all or some of the unsubscribed shares or share equivalents for subscription by the public.
- That warrants to subscribe for the Company's shares may be offered for subscription on the above basis or allocated among holders of existing shares without consideration.
- That this authorization will automatically entail the waiver of shareholders' pre-emptive right to subscribe for the shares to be issued on conversion, exchange, redemption or exercise of the share equivalents.
- That the Management Board shall have full powers to use this authorization and to delegate said powers to the Chairman subject to compliance with the law. Accordingly, the Management Board shall decide on the timing and other terms of the issues, including the form and characteristics of the securities, the issue price and other terms of issue, the amount of each issue, the date from which the securities will carry coupon rights–which may be set retroactively–and the buyback terms, if applicable. The Management Board may also suspend the rights attached to the securities for a period not exceeding three months. The Management Board will set the rules to be applied to ensure that the rights of existing holders of share equivalents are protected, in accordance with the applicable laws and regulations. Any and all costs incurred in connection with any issues carried out under this authorization may be charged against the related premiums, as well as any other costs, at the Management Board's discretion. The Management Board may enter into any and all underwriting agreements related to the issues. The Management Board shall have full powers to place on record the capital increases resulting from the use of this authorization, and to amend the bylaws to reflect the new capital.

  In the case of issue of debt securities, the Management Board shall have full powers to decide whether to issue subordinated or unsubordinated debt, to set the interest rate, the life of the securities, the redemption price–which may be fixed or variable and may or may not include a call premium–the terms of early redemption depending on market conditions and the basis on which the debt securities are convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company.
- That this authorization cancels and replaces all earlier authorizations to issue shares and share equivalents with pre-emptive subscription rights.

  This authorization is given to the Management Board for a period of twenty-six months as from the date of this Meeting. The authorization may be used by the Management Board subject to the prior approval of the Supervisory Board, in accordance with article 15 of the bylaws.

Tenth resolution

Authorization to be given to the Management Board to issue shares and share equivalents without pre-emptive subscription rights

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report, resolves, in accordance with Article L. 225-129 (paragraph 3) of the Commercial Code:

- To give the Management Board the necessary powers to issue shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares, in France or on the international market, and to determine the timing and amounts of said issues within the limits prescribed below.
- That the aggregate par value of the shares issued under this authorization, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed €100 million.
- That shares may be issued on exercise of rights attached to securities issued by any entity in which the Company holds over one half of the capital, directly or indirectly, that are convertible, exchangeable, redeemable or otherwise exercisable for the Company's shares, subject to the latter's approval.
- That the aggregate nominal value of debt securities issued under this authorization may not exceed €1 billion or the equivalent in foreign currencies.
- To waive shareholders' pre-emptive rights to subscribe for the shares or share equivalents to be issued under this authorization. The Management Board may, however, offer shareholders a priority right to subscribe for all or part of the issue, within a period and on terms to be decided by the Board. This priority subscription right will not be transferable.
- That if the issue is not taken up in full by shareholders exercising their pre-emptive rights as described above, the Management Board may take one or other of the following courses of action, in the order of its choice:
  - Limit the amount of the capital increase to the subscriptions received provided that at least three-quarters of the issue is taken up.
  - Freely allocate all or some of the unsubscribed shares or share equivalents among shareholders.
- That this authorization will automatically entail the waiver of shareholders' pre-emptive rights to subscribe for the shares to be issued on conversion, exchange, redemption or exercise of the share equivalents.
- That the amount received by the Company for each share issued under this authorization either directly or on conversion, exchange, redemption or exercise of share equivalents shall be at least equal to the average of the opening prices quoted for the Company's shares over ten consecutive trading days selected from among the twenty trading days preceding the issue of the share equivalents, as adjusted for any differences in cum-dividend dates, provided that in the case of issue of stock warrants, the amount received by the Company when the warrants are subscribed will be taken into account in the calculation.
- That the Management Board may issue shares in payment for shares of another company tendered to a stock-for-stock offer made by the Company, within the limit set in paragraph 2 above and subject to compliance with the provisions of Article L. 225-148 of the Commercial Code.
- That the Management Board shall have full powers to use this authorization and to delegate said powers to the Chairman subject to compliance with the law. Accordingly, the Management Board shall decide on the timing and other terms of the issues, including the form and characteristics of the securities, the issue price and other terms of issue, the amount of each issue, the date from which the securities will carry coupon rights–which may be set retroactively–and the redemption terms, if applicable. The Management Board may also suspend the rights attached to the securities for a period not exceeding three months. The Management Board will set the rules to be applied to ensure that the rights of existing holders of share equivalents are protected, in accordance with the applicable laws and regulations. Any and all costs incurred in connection with any issues carried out under this authorization may be charged against the related premiums, as well as any other costs, at the Management Board's discretion. The Management Board may enter into any and all underwriting agreements related to the issues. The Management Board shall have full powers to place on record the capital increases resulting from the use of this authorization, and to amend the bylaws to reflect the new capital.

  In the case of issue of debt securities, the Management Board shall have full powers to decide whether to issue subordinated or unsubordinated debt, to set the interest rate, the life of the securities, the redemption price–which may be fixed or variable and may or may not include a call premium–the terms of early redemption depending on market conditions and the basis on which the debt securities are convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company.
- That this authorization cancels and replaces the unused portion of the authorization given to the Management Board in the eleventh resolution of the Extraordinary Shareholders' Meeting of May 20, 2003.

  This authorization is given to the Management Board for a period of twenty-six months as from the date of this Meeting. The authorization may be used by the Management Board subject to the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

Eleventh resolution

Authorization to be given to the Management Board to issue shares to be paid up by capitalizing retained earnings, income, additional paid-in capital or other eligible amounts

The Extraordinary Meeting, having considered the report of the Management Board, resolves:

- To give the Management Board full powers to increase the capital by capitalizing retained earnings, income, additional paid-in capital or other eligible amounts, including in conjunction with a share issue for cash carried out under the ninth an the tenth resolution, and to issue bonus shares and/or increase the par value of existing shares, as well as to determine the amount and timing of such issues.
- That the maximum aggregate amount by which the capital may be increased under this authorization may not exceed €200 million.
- That the Management Board shall have full powers to use this authorization and to delegate said powers to the Chairman subject to compliance with the law. Accordingly, the Management Board shall be authorized to:
  - Set the terms and conditions of the authorized operations, decide the amount and types of items to be capitalized, the number of new shares to be issued or the amount by which the par value of existing shares is to be increased, set the retrospective or future date from which the new shares will carry dividend and voting rights or the date on which the increase in par value will be effective, and to charge the share issuance costs and any other costs against the related premium.
  - Decide that, as an exception to the provisions of article L. 225-149 of the Commercial Code, rights to fractions of shares will be non-transferable and that the corresponding shares will be sold, with the proceeds of such sale attributed to holders of rights no later than 30 days following the date on which the whole number of shares awarded to them is recorded in their account.
  - Take all necessary measures and enter into any and all agreements to permit the execution of the planned transaction or transactions, and generally do whatever is necessary, carry out all actions and formalities required to implement the capital increase or increases carried out under this authorization and amend the bylaws to reflect the new capital.
- That this authorization supersedes all earlier authorizations to increase the capital by capitalizing retained earnings, income, additional paid-in capital or other eligible amounts.

  This authorization is given to the Management Board for a period of twenty-six months as from the date of this Meeting. The authorization may be used by the Management Board subject to the prior approval of the Supervisory Board, in accordance with article 15 of the bylaws.

Twelfth resolution

Blanket ceiling on the authorizations to issue shares and share equivalents

The Extraordinary Meeting, having considered the report of the Management Board and by virtue of the adoption of the ninth, tenth and eleventh resolutions, resolves to set at €300 million the maximum aggregate par value of shares to be issued directly or on conversion, exchange, redemption or exercise of share equivalents pursuant to the above authorizations, provided that said ceiling shall not include the par value of any additional shares to be issued to protect the rights of existing holders of share equivalents as required by law.

Thirteenth resolution

Authorization to be given to the Management Board to issue shares and share equivalents to employees who are members of an Accor Group employee stock ownership plan *("Plan d'Epargne d'Entreprise"* or *"Plan Partenarial d'Epargne Salariale Volontaire")*

The Extraordinary Meeting, having considered the report of the Management Board and the Statutory Auditors' special report, and as provided for in articles L. 443-1 et seq. of the Labor Code dealing with employee share ownership and article L. 225-138 of the Commercial Code:

- Gives the Management Board a twenty-six month authorization, as from the date of this Meeting, to issue shares and share equivalents to employees of the Company and French and foreign related companies within the meaning of Article L. 225-180 of the Commercial Code, who are members of an Accor Group employee stock ownership plan.
- Authorizes the Management Board to grant shares or share equivalents to employees without consideration, within the limits prescribed in Article L. 443-5 paragraph 4 of the Labor Code.
- Resolves that the total number of shares that may be issued under this or any earlier authorization may not exceed the equivalent of 2% of the Company's capital on the date of the Management Board's decision.
- Resolves that the new shares may not be issued at a price in excess of the average of the prices quoted for Accor shares over the twenty trading days preceding the date of the Management Board's decision setting the opening date of the subscription period, or at a discount to this average price which exceeds the maximum discount allowed by law, and that the characteristics of the share equivalents will be set by the Management Board in accordance with the applicable regulations.
- Notes that these decisions automatically entail the waiver by shareholders of their pre-emptive rights to subscribe for the shares to be offered to employees for subscription.
- Gives full powers to the Management Board to:
  - Prepare the list of companies whose employees may be entitled to subscribe for the shares.
  - Decide that the shares may be acquired either through a corporate mutual fund or directly, and to allow employees a specified period of time to pay up their shares.
  - Set the terms and conditions of membership of the PEE or PPESV employee stock ownership plan, as well as draw up or amend the plan rules.
  - Set the opening and closing dates of the subscription period and the issue price of the shares.
  - Determine the number of new shares to be issued.
  - Place on record the capital increases.
  - Carry out any and all transactions and formalities, directly or through a duly authorized representative.
  - Amend the Company's bylaws to reflect the new capital and generally, take all appropriate action and do whatever is necessary to comply with the applicable laws and regulations.

The authorization may be used by the Management Board subject to the prior approval of the Supervisory Board, in accordance with article 15 of the bylaws

This authorization supersedes the one given to the Management Board in the fourteenth resolution of the Extraordinary Meeting of May 20, 2003, except as regards issues already initiated under the said resolution.

Fourteenth resolution

Powers to carry out formalities

The Annual Meeting gives full powers to the bearer of an original, extract or copy of the minutes of this Meeting to carry out any and all filing and other formalities required by law.

General Information

GENERAL INFORMATION

GENERAL INFORMATION

INFORMATION ABOUT THE COMPANY

Company name

Accor

Registered office

2, rue de la Mare-Neuve - 91000 Évry France

Primary business office

Tour Maine-Montparnasse - 33, avenue du Maine – 75015 Paris

Legal form

Joint stock company with a Management Board and a Supervisory Board, as governed by applicable laws and regulations, in particular articles L. 225-57 to L. 225-93 of the Commercial Code.

Governing law

The laws and regulations of France.

Term

The Company was incorporated on April 22, 1960 and will be dissolved on April 22, 2059 unless it is wound up in advance or its term is extended.

Corporate purpose

(article 3 of the by-laws)

The Company was established to engage in the following activities for its own account, on behalf of third parties, or jointly with third parties:

- The ownership, financing and management, directly, indirectly, or within specified mandates, of restaurants, bars, hotels of any nature or category and, more generally, any establishment related to food, lodging, tourism, leisure, and services.
- The economic, financial, and technical review of projects and, generally, all services related to the development, organization and management of above-mentioned establishments, including all actions related to their construction or the provision of any related consulting services.
- The review and provision of services intended to facilitate the supply of meals to employees in companies, institutions and other organizations.
- The creation of any new company and the acquisition of interests by any method in any company operating in any business.
- All civil, commercial, industrial and financial transactions, involving both securities and property, related to the purposes of the Company and all similar or related purposes in France and other countries.

Trade Register

602 036 444 RCS Évry

Business Identification (APE) Code: 551A

Consultation of corporate documents

Corporate documents, including the by-laws, balance sheets, income statements, Management Board reports, auditors' reports and the annual accounts ledger, are available for consultation at Tour Maine-Montparnasse - 33, avenue du Maine - 75755 Paris Cedex 15 - France.

Fiscal year

The Company's fiscal year begins on January 1 and ends on December 31.

Appropriation of income

(article 24 of the by-laws)

Income available for distribution consists of net income for the year, less any losses from prior years and any other amounts to be credited to reserves pursuant to the law, plus any unappropriated retained earnings brought forward from prior years. After approving the accounts for the year, the Annual Meeting may decide to appropriate all or part of the income available for distribution, if any, to the payment of a dividend. In the event of partial distribution, the Annual Meeting may decide to appropriate the remaining income to one or more reserve accounts. Alternatively, the Annual Meeting may decide to appropriate all of the income available for distribution to said reserve accounts.

Annual Meetings

Notice of meeting

(article 21 of the by-laws)

Annual Meetings are called pursuant to applicable legislation, i.e. by notice of meeting sent to registered shareholders and by announcement in the *Bulletin des Annonces Légales Obligatoires* after prior approval by the *Autorité des Marchés Financiers.*

Attendance and representation

(article 21 of the by-laws)

In accordance with article 136 of the decree of March 23, 1967, to be entitled to attend or be represented at Meetings, shareholders must either have their shareholdings recorded in the share register kept by the Company at least two days prior to the date of the Meeting, or lodge at the address specified in the notice of meeting, at least two days prior to the date of the Meeting, their bearer stock certificates or a certificate issued by their stockbroker, bank or other intermediary attesting to their ownership of said shares. However, any shareholder may recover the free disposition of the shares, in accordance with the applicable regulations.

Meeting organization

(article 22 of the by-laws)

All shareholders have the right to attend or be represented at Annual Meetings, within the conditions set by law. They may vote by proxy in accordance with article 225-107 of the Commercial Code. Each share carries one vote, except when otherwise dictated by law.

Meetings are chaired by the Chairman of the Supervisory Board, the Vice-Chairman, or in their absence, a member of the Supervisory Board mandated by the Board. Otherwise, the Meeting elects its own Chairman.

The function of Scrutineer of the Meeting is fulfilled by the two shareholders present at the Meeting and representing the largest number of voting rights. The Bureau thus formed names a Secretary, who does not need to be a shareholder. A list of participants is maintained pursuant to the law. Copies or excerpts of the Meeting minutes are certified by the Chairman of the Supervisory Board, the Vice-Chairman, or the Meeting Secretary.

Annual and Extraordinary Meetings fulfilling the relevant requirements of quorum and majority exercise the powers granted by law.

Double voting rights

(article 22 of the by-laws)

The Annual Meeting of June 28, 1983 decided that all fully paid shares registered in the name of the same holder for at least two years shall carry double voting rights. In the event of a capital increase through the capitalization of reserves, income or additional paid-in capital, the resulting bonus shares distributed to registered shareholders enjoying double voting rights will similarly carry double voting rights.

Registered shares transformed into bearer shares or sold to a different holder lose their double voting rights. However, transfer through inheritance, liquidation of marital assets or transfers to a spouse or direct parent do not result in the loss of rights or registered status. The merger of the Company has no impact on double voting-rights, provided that the by-laws of the acquiring company allow for their exercise. When shares are held in usufruct, voting rights are granted to the usufructuary in Annual and Extraordinary Meetings.

Disclosure thresholds

(article 9 of the by-laws)

Any shareholder, acting alone or in concert with others, that directly or indirectly acquires a number of shares representing 1% of the Company's capital is required to disclose the acquisition to the Company, by registered letter with return receipt requested, sent to the head office, within five trading days of the date on which the disclosure threshold was crossed. Above this 1% threshold, any increase of 0.5% or decrease of 1% in the number of shares held must also be disclosed.

Rules concerning disclosure thresholds were first approved at the Annual Meeting of May 26, 1987 and modified at the Annual Meeting of December 15, 1999. They also apply to any securities that are convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company, as well as to the voting rights attached to the shares held or to these securities. In the case of mutual fund management companies, disclosure must be made, pursuant to article 9 of the by-laws, for all Company shares or voting rights held through the funds under management. These disclosures and the penalties for non-disclosure are regulated by article L. 233-14 of the Commercial Code.

Restrictions on voting rights

(article 9 of the by-laws)

In the case of failure to comply with disclosure requirements and upon request of one or several shareholders together holding at least 3% of the voting rights, the shares in excess of the relevant threshold will be stripped of voting rights for a period of two years following the date at which the non-disclosure was notified. The Company may make use of legal procedures relative to the identification of holders of voting shares and any securities convertible, exchangeable, redeemable, or otherwise exercisable for voting shares.

Capital stock

At December 31, 2003, the Company's capital stock amounted to €597,778,650, divided into 199,259,550 common shares with a par value of €3.00, all fully paid-up and all in the same class. Shares may be held in either registered or bearer form. The Company avails itself of legal procedures to identify its shareholders. Shares are freely transferable within legal and regulatory limits. The transfer of shares, regardless of price or terms, is made by account transfer, pursuant to regulations in force.

Authorization to trade in the Company's shares

The Annual Shareholders' Meeting of May 20, 2003 authorized the Management Board to trade in the Company's shares on the stock market for a period expiring at the next Annual Meeting, called to approve the 2003 accounts. The information memorandum concerning this share buyback program was registered on April 22, 2003 with the *Commission des Opérations de Bourse* under visa no. 03-295.
Shares may not be purchased at a price of more than €60 per share or sold at a price of less than €35 per share. The number of shares acquired and held in treasury may not exceed 14 million.

Shares may be purchased for the following purposes, by declining order of priority:

- To optimize the management of the Company's financial position and assets and liabilities.
- To stabilize the Company's share price.
- For cancellation, including for the purpose of offsetting the shares issued or that may be issued on exercise of employee stock options or in connection with a share offer to employees who are members of an employee stock ownership plan.
- For allocation on exercise of stock options granted to employees and officers of the Company and/or the Group.
- For allocation in settlement of amounts due under the employee profit-sharing plan.
- For remittance in payment or exchange for shares of another company, in connection with an acquisition or otherwise.
- For allocation on exercise of rights attached to securities redeemable, convertible, exchangeable or otherwise exercisable for shares of the Company.
- To facilitate the unwinding of cross-shareholdings.

As of December 31, 2003, Accor held 1,528,731 of its own shares, which are recorded in financial assets in the Accor SA balance sheet and as a reduction in shareholders' equity in the consolidated balance sheet. The main purpose of holding these shares is to anticipate the dilution that will arise upon exercise of stock options.

The 3,956,965 Accor shares held by the CIWLT were sold during 2003 (see note 11 to the consolidated financial statements, page 61) in line with the policy of strengthening the consolidated financial position. The shares were carried in the balance sheet of CIWLT and in the Accor Group consolidated balance sheet under "Marketable securities".

Accor did not use the authorization to trade in its own shares during the year ended December 31, 2003 or the post-balance sheet period ended April 2, 2004.

Authorized, unissued capital

Issue of shares and/or share equivalents

Date of authorization:	May 20, 2003
Expiration date:	July 20, 2005
Nominal amount authorized:	
– With pre-emptive subscription rights	€200,000,000
– Without pre-emptive subscription rights	€150,000,000
Amount used:	–

Bonus share issue paid up by capitalizing reserves

Date of authorization:	May 20, 2003
Expiration date:	July 20, 2005
Nominal amount authorized:	€200,000,000
Amount used:	–

Convertible bonds

Date of authorization:	May 20, 2003
Expiration date:	July 20, 2005
Nominal amount authorized:	€200,000,000
Amount used:	–

The cumulative par value of shares issued under these authorizations may not exceed €350 million.

Employee share ownership

The first "Accor en Actions" employee share issue, open to Group employees in France, was launched in 1999. A total of 7,900 employees subscribed to the issue.
In 2000, an international employee share issue was launched for Group employees in a total of 23 countries. The information memorandum covering the offer to employees in France was registered with the COB on October 16, 2000 under visa no. 00-1665. The purpose of the issue was to offer a majority of employees worldwide the opportunity to become Accor shareholders, by tailoring the plan rules to comply with legal and tax restrictions in each country. A total of 16,000 employees participated in the operation.
In 2002, Accor carried out another international employee share issue, for Group employees in 25 countries. The information memorandum covering the offer to employees in France was registered with the COB on May 17, 2002 under visa no. 02-577. A total of 12,700 employees took part in the operation.
As of December 31, 2003, 0.88% of the Company's capital was held by 22,853 employees through employee stock ownership plans.
A new international employee share issue is planned for May and June 2004, with a four-week subscription period. The issue will be opened to employees in around twenty countries. In France, a preliminary information memorandum related to the issue was registered with the *Autorité des Marchés Financiers* on February 23, 2004 under visa no. 04-118.

Share equivalents

Convertible bonds:

- May 2002 1% OCEANE bonds, due January 2007 (3,415,424 bonds convertible and/or exchangeable for new or existing Accor shares), ISIN code FR0000180192:
  If all of these bonds were to be converted into new shares before January 1, 2005, this would result in the issuance of 10,246,272 shares representing 5.14% of the Company's capital at December 31, 2003.
- October 2003 1.75% OCEANE bonds, due January 2008 (15,304,348 bonds), ISIN code FR 0010026765:
  If all of these bonds were to be converted into new shares before January 1, 2008, this would result in the issuance of 15,304,348 shares representing 7.68% of the Company's capital at December 31, 2003.

Employee stock options

As of December 31, 2003, a total of 9,115,023 stock options were outstanding. Exercise of all of these options would lead to the issuance of 9,115,023 shares representing 4.57% of the Company's capital at December 31, 2003.

Securities not carrying rights to a share in the capital

None.

There are no other share equivalents outstanding.

Changes in share capital

Year	Changes in capital over the last five years	Increase (reduction) (in €)		New capital (in €)	New number of shares
		Par value	Premium		
1999	Conversion of share capital into euros	(8,850,99)	8,850,993	542,114,985	
	Conversion of 108,390 1991 bonds	1,869,906	13,991,347	543,984,891	36,265,659
	Exercise of stock options at €74.70	528,000	2,101,441	544,512,891	36,300,859
	Exercise of stock options at €77.29	1,050,000	4,360,416	545,562,891	36,370,859
	Exercise of stock options at €94.06	1,624,500	8,562,311	547,187,391	36,479,159
	Employee share issue at €194	987,510	11,784,286	548,174,901	36,544,993
	Payment of contributed assets	8,271,045	294,258,604	556,445,946	37,096,396
	Five-for-one stock-split (€3 from €15)				185,481,982
2000	Conversion of 1,964,670 1991 bonds	33,890,949	253,650,965	590,336,895	196,778,965
	Exercise of stock options at €13.23	1,636,770	5,582,790	591,973,665	197,324,555
	Exercise of stock options at €15.46	495,000	2,055,625	592,468,665	197,489,555
	Exercise of stock options at €18.81	169,500	893,390	592,638,165	197,546,055
	Exercise of stock options at €32.47	37,500	368,395	592,675,665	197,558,555
	Employee share issue at €35.83	2,298,150	25,149,421	594,973,815	198,324,605
2001	Exercise of stock options at €15.46	1,050,000	4,360,416	596,023,815	198,674,605
	Exercise of stock options at €13.23	398,430	1,358,988	596,422,245	198,807,415
	Exercise of stock options at €18.81	258,000	1,359,850	596,680,245	198,893,415
2002	Exercise of stock options at €15.46	150,000	623,000	596,830,245	198,943,415
	Exercise of stock options at €33.95	3,000	30,950	596,833,245	198,944,415
	Employee share issue at €37.19	942,405	10,740,276	597,775,650	199,258,550
2003	Exercise of stock options at €32.47	3,000	29,470	597,778,650	199,259,550

Note: There are no options to purchase existing shares of the Company. All options outstanding are to purchase new shares.
Accor holds 1,528,731 of its own shares.

Ownership structure as of December 31, 2003

	Number of shares	Number of voting rights	% Capital	% Voting rights
Caisse des Dépôts et Consignations	8,976,435	8,976,435	4.5%	4.2%
Co-Founders	7,346,368	14,191,220	3.7%	6.6%
Société Générale	4,158,416	4,158,916	2.1%	1.9%
BNP-Paribas	1,227,580	2,455,160	0.6%	1.2%
Worms & Cie (IFIL)	1,270,500	2,479,808	0.6%	1.2%
Other shareholders [1]	176,280,251	181,329,689	88.5%	84.9%
Total	**199,259,550**	**213,591,228**	**100.0%**	**100.0%**

(1) Including 1,528,731 shares directly held (treasury stock), which are stripped of voting rights.
Source: Accor share register and Euroclear France

Shareholders at December 31, 2003

A Euroclear France survey of financial institutions holding at least 200,000 shares and of shareholders holding more than 250 shares as of December 31, 2003 identified 18,864 shareholders owning an aggregate 92.95% of the Company's capital.

The Company estimates that, on the basis of prior year figures, Accor has approximately 160,000 shareholders in all.
As of December 31, 2003, Accor's ownership structure broke down as follows:

ANALYSIS BY SHAREHOLDER CATEGORY AS OF DECEMBER 31, 2003


53.9 % International institutions
o/w
UK 16.8% Denmark 0.8%
USA 16.0% Netherlands 0.7%
Germany 5.3% Austria 0.6%
Belgium 4.9% Sweden 0.3%
Luxembourg 3.7% Singapore 0.3%
Switzerland 2.3% Finland 0.3%
Italy 1.3% Other 0.6%
21.3 % French institutions
(o/w mutual funds: 15.4%)
12.6 % Supervisory Board and Management Board
Caisse des Dépôts et Consignations 4.5%
Co-Founders 3.7%
Société Générale 2.1%
Worms & Cie 0.6%
BNP-Paribas 0.6%
Others 0.3%
Treasury stock 0.8%
12.2 % Private shareholders

Source: Accor share register and Euroclear France

Members of the Management Board together held 2,888,685 Accor shares (representing 1.45% of the capital) and 5,400,725 voting rights (2.53% of the total) as of December 31, 2003.

At that date, Group employees (23,190 individuals) held 3,801,746 shares and 6,793,895 voting rights – representing 1.91% of the capital and 3.18% of the voting rights. Of the total, shares representing 0.88% of the capital and 1.47% of the voting rights were held through employee stock ownership plan (22,853 employees).

During the year, the following registered intermediaries or fund managers notified the French stock exchange authorities *(Autorité des Marchés Financiers)* of changes in their interests, in accordance with disclosure threshold rules:

Disclosure date	AMF (ex-CMF) *reference number*	Registered *intermediary or* fund manager	Number *of shares*	% Capital	Number of *voting rights*	% Voting rights
February 27, 2003	203C0346	Putnam	10,194,925	5.1%	10,194,925	4.8%
June 20, 2003	203C0956	Putnam	9,795,816	4.9%	9,795,816	4.6%

In 2003, no other shareholders notified the Company that they had crossed a disclosure threshold, except for increases or decreases in interests above or below the 2% threshold for the Société Générale Group and 4% for the Caisse des Dépôts et Consignations Group.

To the best of the Company's knowledge, no individual or company, directly or indirectly and alone or in concert with other shareholders, holds 1% or more of the share capital or voting rights.

No shareholder pacts are in force.

Changes in ownership structure over the past three years

	2001			2002			2003		
	Number of shares	% Capital	% Voting rights	Number of shares	% Capital	% Voting rights	Number of shares	% Capital	% Voting rights
Caisse des Dépôts et Consignations	6,343,226	3.2%	3.0%	8,908,617	4.5%	4.2%	8,976,435	4.5%	4.2%
Co-Founders	6,407,995	3.2%	5.9%	7,445,368	3.7%	6.9%	7,346,368	3.7%	6.6%
Société Générale	3,773,177	1.9%	1.8%	4,570,890	2.3%	2.2%	4,158,416	2.1%	1.9%
BNP-Paribas	1,227,080	0.6%	1.2%	1,227,080	0.6%	1.2%	1,227,580	0.6%	1.2%
Worms & Cie (IFIL)	2,377,640	1.2%	2.2%	1,209,808	0.6%	1.1%	1,270,500	0.6%	1.2%
Other shareholders	178,764,297	89.9%	85.9%	175,896,787	88.3%	84.4%	176,280,251	88.5%	84.9%
Total	**198,893,415**	**100.0%**	**100.0%**	**199,258,550**	**100.0%**	**100.0%**	**199,259,550**	**100.0%**	**100.0%**

Source: Accor share register and Euroclear France - at December 31

Accor has not identified any material changes in its ownership structure during the past three years.

To the best of the Company's knowledge, no individual or company, directly or indirectly and alone or in concert with other shareholders, controls or is in a position to control Accor.

Liens on registered shares

No liens on registered shares have been identified among the shares held by the Group's main shareholders (defined as shareholders owning over 5% of the capital).

Registered shares that are subject to liens do not represent a material percentage of the total capital. At December 31, 2003, these shares represented 0.08% of the capital.

The market for Accor shares

Accor shares are traded on the Euronext Paris first market and are included in the CAC 40 index.

Accor shares are also included in the three main socially responsible investment stock indexes, the Vigeo ASPI index, the FTSE4Good index and the Dow Jones Sustainability Index.

In the United States, Accor has a Level 1 American Depositary Receipt (ADR) program. The ADRs are traded on the over-the-counter market under code ACRFY, CUSIP 00435 F 101. The program qualifies for 12g3-2(b) exemption and does not fall within the scope of application of the Sarbanes-Oxley Act.

ACCOR SHARE PRICES AND TRADING VOLUMES (ISIN CODE FR0000120404)

In €	Average price	High	Low	Trading volume
2002				
October	30.92	35.85	26.75	27,798,671
November	34.59	36.68	32.47	24,127,989
December	31.79	36.69	28.20	19,698,756
2003				
January	28.25	31.00	25.38	26,941,802
February	28.89	30.88	27.39	22,743,624
March	27.69	31.00	25.01	22,287,216
April	27.70	29.90	25.10	25,575,266
May	31.19	33.04	28.73	31,761,989
June	32.46	33.84	30.10	34,738,886
July	32.53	34.63	30.76	24,749,607
August	34.42	36.64	32.51	20,103,973
September	33.75	37.43	31.32	27,083,021
October	33.00	34.75	31.40	30,487,461
November	34.93	36.47	33.50	24,451,064
December	35.77	36.95	34.81	17,210,090
2004				
January	36.19	37.36	34.85	19,981,377
February	35.62	36.72	34.76	17,005,865
March	34.07	36.60	31.78	29,893,597

Source: Euronext, Accor

Registrar

Shareholder services, including transfers and dividend payments, are provided by:

Société Générale
32, rue du Champ-de-Tir – BP 81236
44312 Nantes Cedex 3 – France

The market for Accor OCEANE bonds

PRICES AND TRADING VOLUMES OF APRIL 2002 1% ACCOR OCEANE BONDS, DUE JANUARY 2007 (ISIN CODE FR0000180192)

In €	Average price	High	Low	Trading volume € millions	Trading volume number of bonds
2002					
October	162.50	165.25	154.00	9,195	56,911
November	165.90	167.69	164.60	4,881	29,426
December	165.13	168.00	161.50	4,224	25,564
2003					
January	167.16	176.00	163.50	919	5,585
February	165.38	166.00	163.40	506	3,058
March	166.42	168.00	165.10	95	571
April	167.70	167.70	167.70	2,013	12,001
May	171.35	171.50	168.50	156	911
June	174.56	175.10	172.50	430	2,465
July	171.29	173.90	160.20	1,524	8,800
August	175.66	176.10	173.80	12	71
September	173.98	180.00	173.00	2,129	12,233
October	172.51	173.35	172.40	15,956	92,398
November	173.12	174.00	172.89	6,115	35,320
December	174.31	175.40	173.60	17,392	99,794
2004					
January	173.65	175.00	172.40	20,338	117,175
February	172.96	173.25	163.00	4,537	26,316
March	173.95	174.50	173.00	32	185

Source: Fininfo

PRICES AND TRADING VOLUMES OF OCTOBER 2003 1.75% ACCOR OCEANE BONDS, DUE JANUARY 2008 (ISIN CODE FR0010026765)

In €	Average price	High	Low	Trading volume € millions	Trading volume number of bonds
2003					
October	40.51	40.80	40.28	720	17,613
November	41.25	42.10	40.80	7,772	187,828
December	42.00	42.50	41.90	16,236	384,394
2004					
January	42.09	42.65	41.55	6,663	158,371
February	41.50	42.00	41.25	9,822	236,683
March	41.80	45.20	40.30	1,524	36,547

Source: Fininfo

DIVIDENDS

	Numbe of shares with dividend rights	Dividend for the year (in €) Before tax credit	Tax credit	Total revenue	Paid on	Share price (in €) High	Low	Year-end	Dividend yield based on year-end price [2]
1998	180,704,995	0.80	0.40	1.20	June 14, 99	54.42	27.48	36.90	3.25%
1999	185,481,982	0.90	0.45	1.35	June 14, 00	50.36	34.40	47.97	2.81%
2000	198,324,605	1.00	0.50	1.50	June 14, 01	51.00	35.39	45.00	3.33%
2001	198,893,415	1.05	0.525	1.575	June 3, 02	52.40	25.72	40.83	3.86%
2002	199,258,550	1.05	0.525	1.575	June 2, 03	49.00	26.75	28.86	5.46%
2003 [1]	199,259,550	1.05	0.525	1.575	May 17, 04	37.43	25.01	35.90	4.39%

(1) recommended

(2) dividend yield including tax credit

The recommended 2003 dividend, payable on all shares carrying dividend rights as of January 1, 2003 (199,259,550 shares), amounts to €1.05, representing a total revenue of €1.575 including the tax credit for eligible shareholders.

Accor's dividend policy is to maintain a high payout rate and to steadily increase the dividend per share. No interim dividend was paid in 2003. Dividends are paid through Euroclear France. Dividends not claimed within five years from the date of payment are forfeited.

INVESTOR RELATIONS

Shareholder contact

Shareholders in France can call 0 811 01 02 03 (calls charged at local rate) to obtain general information about the Group, the latest share price and practical guidelines for private shareholders, or to speak to an investor relations manager.

Investor publications

Accor's investor relations process is designed to provide increasingly transparent information. Institutional and individual investors, employees, customers, suppliers and partners can find everything they need to form an opinion about the quality of Accor's fundamentals.

A wide array of documents, whose information exceeds regulatory requirements, is available to stakeholders upon request or on the Accor investor relations website, www.accor.com/gb/finance:

- The annual report and the financial statements filed with the *Autorité des Marchés Financiers (AMF),* France's securities regulator. These publications were awarded prizes by the French financial community in, respectively, 2000 and 1997.
- The Identity Card, which provides a brief introduction to Accor along with illustrations.
- The Letter to Shareholders, mailed twice a year to shareholders owning at least 250 bearer shares and to all shareholders listed in the Company's share register, as well as to members of the Accor Shareholders Club. A special edition translated into eight languages is sent to employee-shareholders.
- Revenues, earnings and other financial announcements published in the press.
- Information memoranda filed with the *Autorité des Marchés Financiers (AMF)* concerning corporate actions.
- The Shareholder Guide.
- Notices of shareholder meetings, sent personally to registered shareholders and members of the Accor Shareholders Club.

The www.accor.com/gb/finance website

www.accor.com/gb/finance is designed as a practical guide and extensive library. It carries live and deferred webcasts of annual and interim earnings presentations and of the Annual Meeting, as well as audio retransmissions of conference calls held in conjunction with revenue releases. Visitors can download a variety of corporate publications, track the Accor share price (updated every twenty minutes), review the calendar of Group events and financial releases, browse through the "shareholder information" page. The latest version of the site has been on line since February 2003.

Meetings with investors

In 2003, Accor expanded its already extensive contacts with financial analysts, investors and shareholders. Meetings were held with 353 institutions and 33 roadshows were organized in Europe, the United States and Japan. Accor also took part in four international hotel industry conferences during the year.

Accor remains very close to its individual shareholders. Some 250 people attended a special meeting with shareholders in Paris, led by Benjamin Cohen, Vice-Chairman of the Management Board. In addition, shareholder meetings were organized in the regions, in association with Euronext, the French Federation of Investment Clubs and the French Investor Relations Association (CLIFF). All told, some 700 shareholders attended the meetings in Marseille and Strasbourg, with each event including a Shareholders Club visit to Accor sites.

Meetings are also organized in Paris for employee shareholders, at the time of the annual and interim results announcements.

The Accor Shareholders Club

Created in May 2000, the Accor Shareholders Club had 5,500 members as of December 31, 2003. It offers shareholders owning at least 50 registered or bearer Accor shares a number of benefits:

- Regular news about Accor, through the Letter to Shareholders, the Club Newsletter, Annual Meeting documents and other publications.
- Invitations to onsite visits. In 2003, 190 Club members had the opportunity to go "back stage" at several Group hotels in Paris and other French cities, as well as at the Accor Academy.
- A special welcome desk for Club members at the Annual Meeting.

Since 2002, the membership card also allows holders to benefit from the advantages offered by the Mouvango network. In particular, they can earn points not only in Accor hotels, but also with network partners like Total, Europcar, Courtepaille and Bouygues Telecom.

Accor in socially responsible investment stock indexes

Rating agencies appreciate Accor's commitments and achievements in the area of sustainable development. The company's stock is included in the three leading socially responsible indexes: ASPI, published by Vigeo (formerly Arese), FTSE4Good from FTSE Group and the Dow Jones Sustainability Index.

Awards

The Thomson Extel survey ranked Accor "Best European Company" in its sector for the quality of its financial communications.

The Group also picked up two awards at the ceremony organized by UK investor relations magazine IR Magazine Eurozone – Eliane Rouyer was named "Best Investor Relations Officer – Eurostoxx 200" and Accor won the prize for "Best Use of the Internet for Investor Relations – Eurostoxx 200".

Lastly, the Finance section of the www.accor.com website won awards for the third year in a row. Boursorama and TLB awarded the site two Boursoscan® prizes, including the first "Coup de Cœur" prize for the best site for first-time visitors and second prize for content.

Investor Relations and Financial Communications Officer

Éliane Rouyer
Tour Maine Montparnasse
33, *avenue du Maine*
75755 Paris Cedex 15
Tel.: +33 (0) 1 45 38 86 26
Fax: +33 (0) 1 45 38 85 95

Shareholder hotline (France only):

0811 01 02 03

E-mail: comfi@accor.fr

Website: www.accor.com/finance

RESPONSIBLE FOR THE "REFERENCE DOCUMENT"

Persons responsible for the "Reference Document"

Jean-Marc Espalioux
Chairman of the Management Board and Chief Executive Officer

Benjamin Cohen
Vice-Chairman of the Management Board

Statement by the persons responsible for the "Reference Document"

To the best of our knowledge, the information contained in this reference document concerning Accor is correct and includes all the information required to permit an investor to reach an informed opinion concerning the assets and liabilities, business, financial position, results and outlook of Accor. No information has been omitted that would be likely to alter an investor's opinion.

Jean-Marc Espalioux
Benjamin Cohen

Statement by the Statutory Auditors and the Independent Auditors on the "Reference Document"

To the shareholders

As statutory auditors and independent auditors of Accor and in accordance with rule 98-01 of the *Commission des Opérations de Bourse* and professional standards applicable in France, we have performed certain procedures on the information contained in this "Reference Document" relating to the historical financial statements of the Company.

The company's chairman of the Management Board is responsible for the preparation of the "Reference Document". Our responsibility is to report on the fairness of the information presented in the "Reference Document" relating to the financial situation and the financial statements.

We conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial situation and the financial statements, and its consistency with the financial statements on which we have issued a report. Our procedures also include reading the other information contained in the "Reference Document" in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatements of facts that we may have found in reading the other information based on our general knowledge of the Company obtained during the course of our engagement. When reading the forward-looking information determined according to a structured process, we took into account the assumptions used by management and the amounts obtained by applying these assumptions.

We audited in accordance with professional standards applicable in France the financial statements of the Company and the consolidated group for each of the years ended December 31, 2001, 2002 and 2003, prepared by the Management Board in accordance with French generally accepted accounting principles. We expressed an unqualified opinion on such financial statements.

In accordance with Article L. 225-235 of the French Commercial Code requiring the auditors to justify our assessments, which is applicable for the first time this financial year pursuant to the Financial Security Act of August 1, 2003, to our reports on the Company's financial statements and the consolidated financial statements, we stated that our audit opinion was based in part on the following information:

- Opinion on the financial statements of the Company:
  Note 1.c to the financial statements presents the accounting policies and methods applied to assess financial assets value. We reviewed the appropriateness of these accounting policies and methods, and of the related information given in the notes to the financial statements.
- Opinion on the consolidated financial statements:
  Notes 1.D.5 and 1.D.3 to the consolidated financial statements describe accounting policies and methods applied to assess property, plant and equipment and intangible assets values, as well as policies and methods used to account for leases and sale-and-leaseback transactions. We reviewed the appropriateness of these accounting policies and methods and of the related information given in the notes to the consolidated financial statements, examined the consistency of the data and assumptions used, and reviewed the supporting documentation, and on these basis assessed the reasonableness of the estimates made.

These assessments were made in connection with our audit procedures on the Company's financial statements and the consolidated financial statements, taken as a whole, and contributed to the formulation of the unqualified audit opinions expressed in the first section of our reports.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial situation and the financial statements presented in the "Reference Document".

Neuilly, April 8, 2004

The Statutory Auditors

Barbier Frinault & Autres Réseau Ernst & Young — Deloitte Touche Tohmatsu – Audit

Christian Chochon — Alain Pons

Members of the Versailles Chamber of Auditors

The Independent Auditors
(for the consolidated financial statements)
Deloitte Touche Tohmatsu

This is a free translation into English of the original Statement by the Statutory Auditors and the Independent Auditors on the "Reference Document" signed and issued in the French language and is provided solely for the convenience of English speaking readers. The statement of the Statutory Auditors and independent Auditors includes for the information of the reader, as required under French law in any auditor's report, whether qualified or not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditor's assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing the audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such statement should be read in conjunction and construed in accordance with French law and French auditing professional standards.

The Auditors' report prepared in application of article L. 225-235, final paragraph, of the Code de Commerce, on the report of the Chairman of the Supervisory Board of Accor on internal control procedures related to the preparation and processing of accounting and financial information is presented on page 104 of this document.

Auditors

Statutory

Barbier Frinault & Autres
Réseau Ernst & Young
Christian Chochon
41, rue Ybry - 92200 Neuilly-sur-Seine
Re-appointed for six years by the may 29, 2001 Annual Meeting.
Date of first mandate: June 16, 1995.

Deloitte, Touche, Tohmatsu Audit
Alain Pons
185, avenue Charles-de-Gaulle
BP 136
92203 Neuilly-sur-Seine Cedex
Re-appointed for six years by the may 29, 2001 Annual Meeting.
Date of first mandate: June 16, 1995.

Alternate Auditors

BEAS
7, Villa Houssaye
92200 Neuilly-sur-Seine
Appointed for six years by the May 29, 2001 Annual Meeting.

Christian Chiarasini
41, rue Ybry - 92576 Neuilly-sur-Seine
Appointed for six years by the May 29, 2001 Annual Meeting.

Independent Accountants

Deloitte Touche Tohmatsu
185, avenue Charles-de-Gaulle
BP 136
92203 Neuilly-sur-Seine Cedex

Persons Responsible for information

Éliane Rouyer
Director, Investor Relations and Financial Communications
Tel.: +33 (0) 1 45 38 86 26

Jacques Stern
Chief Financial Officer
Tel.: +33 (0) 1 45 38 86 36

Pierre Todorov
Corporate Secretary
Tel.: +33 (0) 1 45 38 87 33

AMF

This reference document was filed with the *Autorité des Marchés Financiers* on April 8, 2004 under no. D. 04-437, in accordance with the COB regulation no. 98-01. It may be used in connection with a financial transaction in conjunction with an Information Memorandum approved by the *Autorité des Marchés Financiers*.

ACCOR